SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January, 2004

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Offering Circular dated 15 January 2004

                               The Rank Group Plc
         (incorporated in England and Wales under the Companies Act 1985 and the Companies Act 1989
                         with registered number 3140769)

                                 GBP167,722,000

                   3.875 per cent. Convertible Bonds due 2009
                       convertible into Ordinary Shares of

                               The Rank Group Plc

                           Issue Price: 100 per cent.

The GBP167,722,000 3.875 per cent. Convertible Bonds due 2009 (the "Bonds") of The Rank Group Plc (the "Issuer") are proposed to be issued on 20 January 2004 (the "Closing Date") and are, subject as provided herein, convertible into fully-paid ordinary shares in the capital of the Issuer having on the Closing Date a nominal value of 10 pence each (the "Ordinary Shares").

Interest on the Bonds is payable semi-annually in arrear in equal instalments on 20 January and 20 July in each year, commencing on 20 July 2004. Interest payments will be made without withholding of, or deduction for, taxation unless the withholding or deduction is required by law in which case the relevant payment will be made subject to such withholding or deduction.

Application has been made to the Financial Services Authority (the "UK Listing Authority") in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "FSMA") for the Bonds to be admitted to the official list of the UK Listing Authority (the "Official List") and to London Stock Exchange plc (the "London Stock Exchange") for such Bonds to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitute official listing on a stock exchange. A copy of this document, which comprises listing particulars, has been delivered to the Registrar of Companies in England and Wales as required by
Section 83 of the FSMA.

The Ordinary Shares are listed on the Official List and trade on the London Stock Exchange's market for listed securities under the symbol "RNK". Unless previously redeemed, converted or purchased and cancelled, the Bonds will be redeemed at their principal amount on 20 January 2009.

See "Risk Factors" on pages 38 to 42 for a discussion of certain factors that should be considered in connection with an investment in the Bonds.

The Bonds and the Ordinary Shares into which the Bonds are convertible have not been and will not be registered under the United States Securities Act of 1933 as amended (the "Securities Act") or with any securities regulatory authority of any jurisdiction. The Bonds are in bearer form and subject to U.S. tax law requirements. Subject to certain exceptions, the Bonds and the Ordinary Shares into which the Bonds are convertible may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons. The Bonds will be offered and sold only in offshore transactions outside the United States to non-U.S. persons in accordance with Regulation S.

The Bonds will initially be represented by a Temporary Global Bond, without interest coupons, which will be deposited with a common depositary on behalf of Euroclear Bank S.A./N.V. as operator of the Euroclear system ("Euroclear") and Clearstream Banking, societe anonyme ("Clearstream, Luxembourg") on or about 20 January 2004. The Temporary Global Bond will be exchangeable for interests in a Global Bond, without interest coupons, on or after a date which is expected to be 1 March 2004 upon certification that the beneficial owners are not U.S. persons or persons who have acquired interests in such Bonds for resale to any U.S. person. The Global Bond will be exchangeable for definitive Bonds in bearer form in the denomination of GBP1,000 only in the limited circumstances set out therein and herein. See "Summary of Provisions Relating to the Bonds while in Global Form".

                    Joint Bookrunners and Joint Lead Managers

Deutsche Bank                                                          JPMorgan

                              IMPORTANT INFORMATION

Potential investors in the Bonds are expressly advised that an investment in the Bonds entails financial risk and that they should therefore carefully review the entire contents of this Offering Circular.

This Offering Circular (including the financial information set out on pages F-1 to F-48 below) comprises listing particulars given in compliance with the listing rules made under Section 74 of the FSMA by the UK Listing Authority (the "Listing Rules") for the purpose of giving information with regard to the Issuer and its Subsidiaries and Subsidiary Undertakings taken as a whole (the "Group"), the Bonds and the Ordinary Shares. The Issuer accepts responsibility for the information contained in this document. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any reference in this Offering Circular to listing particulars means this Offering Circular excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this Offering Circular are expressly referred, has not been and does not need to be included in the listing particulars to satisfy the requirements of the FSMA or the Listing Rules. The Issuer believes that none of the information incorporated therein by reference conflicts in any material respect with the information included in the listing particulars.

The Offering Circular does not constitute an offer of, or an invitation by or on behalf of, the Issuer or either of the Joint Lead Managers (as defined in "Subscription and Sale") to subscribe for, or purchase, any of the Bonds and/or the Ordinary Shares. The distribution of this Offering Circular and the offering or sale of the Bonds in certain jurisdictions is restricted by law. Persons into whose possession this Offering Circular may come are required by the Issuer and the Joint Lead Managers to inform themselves about, and to observe, any such restrictions. This Offering Circular may not be used for or in connection with any offer to, or solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorised or is unlawful. For a description of certain further restrictions on offers and sales of the Bonds and/or the Ordinary Shares and distribution of this Offering Circular, see "Subscription and Sale".

In making an investment decision, potential investors must rely on their own examination of the Issuer, the Group and the terms of the offering, including the merits and risks involved. Potential investors should not construe anything in this Offering Circular as legal, business or tax advice. Neither the Issuer nor the Joint Lead Managers (or either of them) is providing any advice or recommendation in this Offering Circular on the merits of the purchase, subscription for, or investment in, the Bonds and/or the Ordinary Shares or any rights conferred by the Bonds and/or the Ordinary Shares.

The Bonds are securities that, because of their nature, are normally bought and traded by a limited number of investors who are particularly knowledgeable in investment matters. This Offering Circular has been prepared on the basis that any investor in the Bonds is a person or entity having sufficient knowledge and experience of financial matters as to be capable of evaluating the merits and risks of their purchase. Each potential investor should consult its own counsel, accountants or other advisers to make its investment decision and to determine whether it is legally permitted to purchase the Bonds under applicable laws and regulations, and carefully review and consider its investment decision in the light of the foregoing. An investment in the Bonds is only suitable for financially sophisticated investors who are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom.

No person is authorised to give any information or to make any representation not contained in this Offering Circular and any information or representation not so contained must not be relied upon as having been authorised by or on behalf of the Issuer or either of the Joint Lead Managers. Neither the delivery of this Offering Circular nor any offer, sale or delivery made in connection with the issue of the Bonds shall, under any circumstance, create any implication that there has been no change, or development likely to involve a change, in the condition (financial or otherwise) of the Issuer or the Group since the date hereof or create any implication that the information contained herein is correct as of any date subsequent to the date hereof or subsequent to the date as of which that information is stated herein to be given.

Certain financial and statistical information in this Offering Circular has been subject to rounding adjustments. Accordingly, the sum of certain data may not conform to the total.

Ordinary Shares to be issued on conversion of the Bonds will be issued in uncertificated form by the Issuer through the dematerialised securities trading system operated by CRESTCo Limited, known as CREST, unless the holder of such Bonds elects to hold the Ordinary Shares in certificated or registered form or, at the time of issuance, the Ordinary Shares are not a participating security in CREST.

In connection with the issue of the Bonds, Deutsche Bank AG London, or any person acting for it, may over-allot or effect transactions with a view to supporting the market price of the Bonds and/or the Ordinary Shares at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on Deutsche Bank AG London or any of its agents to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

Any individual intending to invest in any investment described in this document should consult his professional adviser and ensure that he fully understands all the risks associated with making such an investment and has sufficient financial resources to sustain any loss that may arise from it.

It should be remembered that the price of securities can go down as well as up.

If you are in any doubt about the contents of this document you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser.

Unless otherwise specified or the context requires, in this Offering Circular, all references to "pounds sterling", "GBP", "pence" or "p" are to the lawful currency of the United Kingdom; references to "dollars", "U.S.$" or "cents" are to the lawful currency of the United States of America and all references to "Canadian dollars" are to the lawful currency of Canada.

In this Offering Circular, except in relation to the sections headed "Summary of the Principal Features of the Bonds", "Terms and Conditions of the Bonds" and "Summary of the Provisions relating to the Bonds while in Global Form", capitalised terms that are not otherwise defined shall have the respective meanings given in the section headed "Definitions and Glossary".

                           FORWARD-LOOKING STATEMENTS

This document contains certain statements that are or may be forward-looking within the meaning of section 27A of the U.S. Securities Act of 1933, as amended, and section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements with respect to the Issuer or the Group, the Issuer's, or the Group's, corporate plans, future financial condition, future results of operations, future business plans, strategies, objectives and beliefs (including with respect to Rank's development and expansion plans in its existing businesses, including plans arising as a result of recently proposed UK gaming legislation and the timing thereof, Rank's capital expenditure plans, the growth of DVD replication and the decline of VHS duplication, expectations regarding the profitable extension of both the Hard Rock and Blue Square brands, expectations regarding the effect of the removal of admission charges to the Group's bingo halls on the Group's bingo business, expectations regarding
release  patterns  of  blockbuster   films  and  Rank's  liquidity  and  capital
resources) and other statements that are not historical facts are forward-looking. Statements containing the words "may", "will", "expect", "anticipate", "intend", "estimate", "continue", "plan", "project", "target", "on track to", "strategy", "aim", "seek", "will meet" or other similar words are also forward-looking. These statements are based on assumptions and beliefs of the Issuer in light of the information available to it. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

The Issuer wishes to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. Important factors that may cause results to differ from expectations include, but are not limited to, the risk factors described in the section headed "Risk Factors".

Since such risk factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made in this Offering Circular by the Issuer or on its behalf, undue reliance should not be placed on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and, subject to the Listing Rules, the Issuer does not assume any obligation to update forward-looking statements to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors will emerge in the future, and it is not possible to predict what these factors, and the likely effect of these factors, will be. In addition, the impact of each factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements cannot be assessed.

                                TABLE OF CONTENTS

IMPORTANT INFORMATION                                                        2

FORWARD-LOOKING STATEMENTS                                                   4

SUMMARY OF THE PRINCIPAL FEATURES OF THE BONDS                               6

TERMS AND CONDITIONS OF THE BONDS                                            9

SUMMARY OF PROVISIONS RELATING TO THE BONDS WHILE IN GLOBAL FORM             36

RISK FACTORS                                                                 38

USE OF PROCEEDS                                                              43

DESCRIPTION OF THE RANK GROUP                                                44

CAPITALISATION AND INDEBTEDNESS OF THE RANK GROUP                            52

UNITED KINGDOM TAXATION                                                      53

SUBSCRIPTION AND SALE                                                        57

GENERAL INFORMATION                                                          59

DEFINITIONS AND GLOSSARY                                                     74

FINANCIAL INFORMATION
PART A : FINANCIAL STATEMENTS                                               F-1

PART B : INTERIM REPORT 2003                                               F-31

                 SUMMARY OF THE PRINCIPAL FEATURES OF THE BONDS

The following is a summary of the principal features of the Bonds and is qualified in its entirety by the detailed information appearing elsewhere in this Offering Circular and, in particular, the sections headed "Terms and Conditions of the Bonds" and "Summary of Provisions Relating to the Bonds while in Global Form". Potential purchasers of the Bonds are urged to read this Offering Circular in its entirety. Terms used in this summary and not otherwise defined shall have the meanings given to them in "Terms and Conditions of the Bonds".


Issuer                    The Rank Group Plc.

Bonds                     GBP167,722,000  3.875 per  cent.  Convertible  Bonds due 2009  (which  amount  includes  the Bonds issued  pursuant  to the option  described  in the  paragraph  below).  The Bonds are  initially convertible partly into cash and partly into fully-paid  Ordinary Shares of the Issuer,  subject to the terms and  conditions of the Bonds.  See "Terms and  Conditions of the Bonds - Conversion
                          of Bonds into Ordinary Shares and Cash Redemption".

Option                    The Issuer has  granted,  and the Joint  Lead  Managers  have  exercised  in full,  an option to subscribe, on the same terms, up to an additional GBP17,722,000 in principal amount of the Bonds.

The Offering              The Bonds are being offered by the Joint Lead  Managers  outside the United States in compliance with Regulation S.

Closing Date              The Bonds will be issued on 20 January 2004 (the "Closing Date").

Issue Price               100 per cent. of the principal amount of the Bonds.

Final Maturity Date       20 January 2009 (the "Final Maturity Date").

Final Redemption          Unless  previously  redeemed,  converted or purchased and cancelled,  the Bonds will be redeemed at their principal amount on the Final Maturity Date.

Redemption at the option
of the Issuer             The Issuer may redeem all, but not some only,  of the Bonds for the time being  outstanding at their principal  amount,  together with interest accrued (if any) to (but excluding) the date fixed for  redemption  (i) at any time on or after 4 February 2007  provided  that, on more than
                          20 dealing  days during any period of 30  consecutive  dealing  days ending not earlier than the fourteenth day prior to the date on which the relevant  Optional  Redemption  Notice is given to
                          Bondholders,  the closing price of an Ordinary  Share as derived from the Daily Official List of the London  Stock  Exchange for each such  dealing day exceeds 130 per cent.  of the  Conversion
                          Price (as  adjusted)  in effect (or deemed to be in effect) on each such dealing day, or (ii) at any  time  prior  to the date on  which  the  relevant  Optional  Redemption  Notice  is  given,
                          Conversion Rights shall have been exercised and/or purchases (and  corresponding  cancellations)
                          effected  in  respect of 85 per cent.  or more of the  aggregate  principal  amount of the Bonds originally issued. See "Terms and Conditions of the Bonds - Redemption and Purchase".

Redemption at the option
of Bondholders            Following the occurrence of a Relevant  Event,  the holder of each Bond will have the right to  require  the  Issuer to redeem  that Bond on the  Relevant  Event Put Date at its  principal amount together with accrued  interest.  To exercise such right, the holder of the relevant Bond must present such Bond,  together with all unmatured Coupons relating thereto,  at the specified office of any Paying and  Conversion  Agent  together with a duly completed and signed notice of exercise,  in the form for the time being current,  obtainable from the specified  office of any
                          Paying and  Conversion  Agent  together  with a duly  completed  and signed  Relevant  Event Put
                          Exercise  Notice by not later than 60 calendar days  following a Relevant  Event,  or, if later,
                          60 calendar days  following the date upon which a Relevant  Event Notice is given to Bondholders by the Issuer.

Interest                  The Bonds will bear  interest  from the Closing  Date at the rate of 3.875 per cent.  per annum.
                          Interest  will be  payable  on the  Bonds in equal  instalments  semi-annually  in  arrear on 20
                          January and 20 July in each year, commencing 20 July 2004.

Form and Denomination     The Bonds will be in bearer  form in the  denomination  of GBP1,000  with  Coupons  attached.  The
                          Bonds will initially be  represented  by the Temporary  Global Bond which will be deposited with a common depositary for Euroclear and Clearstream, Luxembourg.

                          Interests in the  Temporary  Global Bond will be  exchangeable  for interests in the Global Bond on or after a date which is expected to be 1 March 2004 upon  certification  that the beneficial owners are not U.S.  persons or persons who have acquired  interests in such Bonds for resale to any U.S. person.

                          The  Global  Bond  will  be  exchangeable  in  whole,  but  not  in  part,  in  certain  limited circumstances  described  herein and therein,  for definitive Bonds in bearer form with Coupons, serially numbered, in denominations of GBP1,000 each.

                          Ownership  of  beneficial  interests  in the  Temporary  Global Bond and the Global Bond will be limited to persons that have  accounts  with  Euroclear or  Clearstream,  Luxembourg  or persons that may hold interests  through such  accountholders.  Beneficial  interests in the Global Bond will be shown on,  and  transfers  thereof  will be  effected  through,  records  maintained  in book-entry form by Euroclear or Clearstream, Luxembourg and their respective accountholders.

Ranking of the Bonds      The Bonds will  constitute  direct,  unconditional,  unsubordinated  and (subject as provided in
                          "Terms and Conditions of the Bonds - Negative Pledge")  unsecured  obligations of the Issuer and rank pari passu  without any  preference  among  themselves,  (subject as aforesaid and save for certain  obligations  required  to be  preferred  by law) with all  other  existing  and  future unsecured and  unsubordinated  obligations of the Issuer. See "Terms and Conditions of the Bonds
                          - Status".

Negative Pledge           The Bonds will have the benefit of a negative  pledge,  as described in "Terms and Conditions of the Bonds - Negative Pledge".

Cross Default             The Bonds will have the benefit of a cross  default,  as described in "Terms and  Conditions  of the Bonds - Events of Default".

Conversion                Each Bond shall entitle the holder (such right a "Conversion  Right"):  (i) to convert such Bond to the extent of the Conversion  Amount (as at the relevant  Conversion  Date) of such Bond into
                          Ordinary  Shares;  and (ii) to redeem such Bond to the extent of the Cash Settled  Amount (as at the relevant Conversion Date) of such Bond at the Redemption Price.

                          Conversion  Amount  means,  in respect of each  GBP1,000  principal  amount of Bonds in respect of which  Conversion  Rights are exercised,  GBP666.67  (representing  177.117 Ordinary Shares at the initial  Conversion  Price),  or such greater amount  pursuant to any notice given by the Issuer as provided in Condition  6(a)  provided  that the  aggregate of the  Conversion  Amount and the
                          Cash Settled Amount in respect of each GBP1,000  principal  amount of the Bonds shall at all times equal GBP1,000.

                          Cash Settled  Amount means,  in respect of each GBP1,000  principal  amount of Bonds in respect of which  Conversion  Rights are exercised,  GBP333.33  (representing  88.557  Ordinary Shares at the initial  Conversion  Price), or such lesser amount pursuant to any notice given by the Issuer as provided in Condition  6(a)  provided  that the  aggregate  of the Cash  Settled  Amount and the
                          Conversion  Amount in respect of each GBP1,000  principal amount of Bonds shall at all times equal
                          GBP1,000.

                          Conversion  Rights may be  exercised  at any time from 1 March 2004 to the close of business (at the place where the  relevant  Bond is  deposited  for  conversion)  on (i) the date falling six days prior to the Final  Maturity  Date (both dates  inclusive)  or (ii) if the Bonds are called for  redemption  prior to the Final  Maturity  Date,  the sixth day prior to the  relevant  date fixed for redemption.

                          The initial Conversion Price is GBP3.764 per Ordinary Share.

                          The  Conversion  Price is subject to  adjustment  as  provided in "Terms and  Conditions  of the
                          Bonds -  Conversion",  including  in the case of a Capital  Distribution  and, in the event of a change of control  constituting a Relevant  Event,  the Conversion  Price will be adjusted for a specified  period as described in "Terms and  Conditions of the Bonds - Conversion of Bonds into
                          Ordinary Shares and Cash Redemption - Adjustment of Conversion Price".

Ordinary Shares           Ordinary  Shares  allotted on  conversion  of the Bonds will be issued  credited  as  fully-paid having,  on the date  hereof,  a nominal  value of 10 pence each and will rank pari passu in all respects with all fully-paid  Ordinary Shares in issue on the relevant  Conversion Date, save as provided in "Terms and  Conditions of the Bonds - Conversion  of Bonds into Ordinary  Shares and
                          Cash Redemption - Ordinary Shares".

Taxation                  Payments in respect of Bonds will be made without  withholding  or  deduction  for or on account of taxes unless such  withholding  or deduction is required by law. In that event,  the relevant payment will be made subject to such  withholding or deduction.  The Issuer will not be required to pay any  additional  or further  amounts to  Bondholders  in respect of such  withholding  or deduction. See "Terms and Conditions of the Bonds - Taxation".

Lock-Up                   The Issuer has,  subject to certain  exceptions,  agreed not to issue Ordinary Shares or certain related securities for a limited period from the date hereof. See "Subscription and Sale".

Governing Law             The Bonds and the Trust Deed constituting the Bonds will be governed by English law.

Trustee                   J.P. Morgan Corporate Trustee Services Limited.

Principal Paying Agent    JPMorgan Chase Bank.

Sales Restrictions        There are restrictions on the offer,  sale and delivery of the Bonds,  inter alia, in the United
                          States and the United Kingdom. See "Subscription and Sale".

Listing and Trading       The Issuer has  applied  for the Bonds to be  admitted  to the  Official  List of the UK Listing
                          Authority  and  application  has been  made to the  London  Stock  Exchange  for the Bonds to be admitted to trading on the London Stock Exchange's market for listed securities.

                          The Ordinary  Shares trade on the London Stock  Exchange's  market for listed  securities  under the symbol "RNK".

ISIN                      XS0182099183.

Common Code               018209918.

Use of Proceeds           It is intended that the net proceeds  raised in  connection  with the issue of the Bonds will be used by the Issuer to repay bank debt that was  incurred by the Group on the  redemption  of (i)
                          the Eurobonds (for an aggregate  amount of  approximately  GBP135,750,000)  on 8 December 2003 and
                          (ii) the Convertible  Preference  Shares (for an aggregate amount of approximately  GBP232,000,000
                          (including the accrued dividend thereon)) on 9 December 2003.


                        TERMS AND CONDITIONS OF THE BONDS

The following, subject to completion and amendment, and save for the paragraphs in italics, is the text of the Terms and Conditions of the Bonds which will be incorporated by reference into the Global Bond and endorsed on the Bonds in definitive form (if issued).

The issue of the GBP167,722,000 3.875 per cent. Convertible Bonds due 2009 (the "Bonds", which expression shall, unless otherwise indicated, include any further bonds issued pursuant to Condition 18 and consolidated and forming a single series with the Bonds) was (save in respect of any such further bonds) authorised by a resolution of the Board of Directors of The Rank Group Plc (the "Issuer") passed on 1 December 2003 and by a resolution of a committee of the Board of Directors of the Issuer passed on 14 January 2004. The Bonds are constituted by a trust deed dated 20 January 2004 (the "Trust Deed") between the Issuer and J.P. Morgan Corporate Trustee Services Limited (the "Trustee", which expression shall include all persons for the time being appointed as the trustee or trustees under the Trust Deed) as trustee for the holders (as defined below) of the Bonds.

The statements set out in these Terms and Conditions (the "Conditions") are summaries of, and are subject to the detailed provisions of the Trust Deed, which includes the forms of the Bonds (in both global and definitive form) and the interest coupons appertaining to the Bonds (the "Coupons"). The Bondholders and Couponholders (each as defined below) are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and are deemed to have notice of those provisions applicable to them of the Paying and Conversion Agency Agreement dated 20 January 2004 (the "Agency Agreement") relating to the Bonds between the Issuer, the Trustee and JPMorgan Chase Bank (the "Principal Paying and Conversion Agent", which expression shall include any successor as principal paying and conversion agent under the Agency Agreement) and the paying and conversion agents for the time being (such persons, together with the Principal Paying and Conversion Agent, being referred to as the "Paying and Conversion Agents", which expression shall include their successors as paying and conversion agents under the Agency Agreement). Copies of each of the Trust Deed and the Agency Agreement are available for inspection at the registered office for the time being of the Trustee (being at the date of issue of the Bonds at Trinity Tower, 9 Thomas More Street, London E1W 1YT), and at the specified offices for the time being of the Paying and Conversion Agents.

Capitalised terms used but not defined in these Conditions shall have the meanings attributed to them in the Trust Deed unless the context otherwise requires or unless otherwise stated.

1    Form,  Denomination  and  Title
    (a) Form
     The  Bonds  are in  bearer  form,
     serially numbered, in the denomination of GBP1,000 each with Coupons attached. Each Bond will, subject as set out in these Conditions, entitle the holder to convert such Bond to the extent of the Conversion Amount (as at the relevant Conversion Date) into ordinary registered shares in the ordinary share capital of the Issuer ("Ordinary Shares") and to redeem such Bond for cash to the extent of the Cash Settled Amount (as at the relevant Conversion Date) at the Redemption Price, in each case in accordance with and as described in Condition 6.

     (b)  Title
     Title to the Bonds and the Coupons will pass by delivery. Except as ordered by a court of competent jurisdiction or as required by law, the Issuer, the Trustee, and the Paying and Conversion Agents shall be entitled to deem and treat the bearer of any Bond or Coupon as the absolute owner thereof (whether or not such Bond or Coupon shall be overdue and notwithstanding any notice to the contrary or any notation of ownership or writing thereon or notice of any previous loss or theft thereof) for the purpose of making payment thereon and for all other purposes and no person shall be liable for so treating the holder.

     The Bonds will initially be represented by a single Temporary Global Bond, without Coupons or Conversion Rights (as defined in Condition 6(a)), which is expected to be deposited on or about 20 January 2004 with, or on behalf of, a common depositary for Euroclear Bank S.A./N.V. as operator of the Euroclear system ("Euroclear") and Clearstream Banking, societe anonyme ("Clearstream, Luxembourg"). Interests in the Temporary Global Bond will be exchangeable for interests in the Permanent Global Bond on or after a date which is expected to be 1 March 2004, upon certification that the beneficial owners are not U.S. persons or persons who have acquired interests in such Bonds for resale to any U.S. person. Unless upon due presentation of the Temporary Global Bond for exchange, delivery of interests in the Permanent Global Bond is improperly refused, a beneficial owner must exchange its interest in the Temporary Global Bond before payments of principal and interest on the Bonds can be collected and before the Conversion Right can be exercised. Beneficial interests in the Global Bonds will be shown on, and transfers thereof will be effected only through, records maintained in a book-entry form by Euroclear and Clearstream, Luxembourg in accordance with the applicable procedures of Euroclear and Clearstream, Luxembourg. Ownership of beneficial interests in the Global Bonds will be limited to persons who maintain accounts with Euroclear and Clearstream, Luxembourg or persons who hold interests through such persons.

     Interests in the Permanent Global Bond will be exchangeable in whole but not in part (free of charge to the holder) for individual definitive Bonds (which will be in bearer form), with Coupons attached, in certain limited circumstances only as described in the Permanent Global Bond and under "Summary of Provisions Relating to the Bonds in Global Form".

     Bonds and Coupons will bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the United States Internal Revenue Code."

2    Status
     The   Bonds  and   Coupons   constitute   direct,   unconditional,
     unsubordinated and (subject to Condition 3) unsecured obligations of the Issuer and rank pari passu without any preference among themselves, and (subject as aforesaid and save for certain obligations required to be preferred by law) with all other existing and future unsecured and unsubordinated obligations of the Issuer.

3    Negative  Pledge
     So long as any of the Bonds or Coupons remain  outstanding
     (as defined in the Trust Deed) the Issuer will not, and will procure that none of its Principal Subsidiaries will, create or permit to subsist any mortgage, charge, lien (other than a lien arising by operation of law), pledge or other form of encumbrance or security interest (each a "Security Interest") upon, or with respect to, the whole or any part of its present or future business, undertaking, assets or revenues (including any uncalled capital) to secure any Relevant Indebtedness (other than any Security Interest over assets of a company which becomes a Subsidiary after the Closing Date (and at the same time or subsequently becomes a Principal Subsidiary), but only if (i) the Security Interest (1) was in existence prior to the date the company concerned becoming a Subsidiary and (2) was not created in contemplation of such company becoming a Subsidiary and (ii) the amount secured by the Security Interest as at the date the company became a Subsidiary is not subsequently increased) unless the Issuer shall prior thereto or at the same time, take any and all action necessary to ensure that:

     (a) all amounts payable by the Issuer under the Bonds, the Coupons and the Trust Deed are secured equally and rateably with such Relevant Indebtedness to the satisfaction of the Trustee; or

     (b) such other Security Interest or other arrangement (whether or not it includes the giving of a Security Interest) is provided in favour of the Bondholders and Couponholders in respect of all amounts payable by the Issuer under the Bonds, the Coupons and the Trust Deed either (i) as the Trustee shall in its absolute discretion deem not materially less beneficial to the interests of the Bondholders, or (ii) as shall be approved by an Extraordinary Resolution (as defined in the Trust
          Deed) of the Bondholders.

4    Definitions
     In these Conditions:

     "Additional Cash Amount" has the meaning provided in Condition 6(l).

     "Additional Shares" has the meaning provided in Condition 6(c).

     "Adjusted Share Capital and Reserves" means the aggregate from time to time of:

     (a) the amount paid up or credited as paid up on the issued share capital of the Issuer; and

     (b) the amount standing to the credit of the consolidated reserves of the Issuer and its Subsidiaries and the Group's interest in the reserves of associated or related companies (taking into account any debit or credit balance on any share premium account, capital redemption reserve, special reserve and any credit balance on profit and loss account) all as shown by or calculated by reference to the then latest audited consolidated balance sheet of the Issuer and its Subsidiaries but after deducting therefrom (to the extent not already eliminated in or deducted from the consolidation):

          (i) any debit balance on profit and loss account (except to the extent that such deduction has already been made);

         (ii) any amounts attributable to goodwill, patents and trademarks and similar intangibles and to minority interests; and

        (iii) any revaluation reserve of the Group except to the extent that it arises from a revaluation carried out by an independent professional valuer or from a revaluation of assets on their acquisition by the Group, and adjusted to reflect any variation in the amount of such paid up share capital, share premium account, special reserve or capital redemption reserve since the then latest audited consolidated balance sheet of the Issuer and its Subsidiaries, including for this purpose any underwritten element of any issue or proposed issue of shares by the Issuer from the date such underwriting is unconditional, all as calculated in accordance with generally accepted accounting principles in England and Wales and all subject as provided in the Trust Deed. A report of the Auditors as to the amount of any Adjusted Share Capital and Reserves shall, in the absence of manifest error, be conclusive and binding on all parties.

"Auditors" means the auditors for the time being of the Issuer or, in the event of their being unable or unwilling to carry out any action requested of them pursuant to the terms of the Trust Deed or these Conditions, such other firm of accountants as may be nominated by the Issuer and approved by the Trustee (such approval not to be unreasonably withheld or delayed), or failing such nomination or approval, as the Trustee may nominate for the purpose.

"Blue Square Loan Stock" has the meaning provided in Condition 6(b)(vi).

"Bondholder" and "holder" mean the holder of any Bond.

"business day" means, in relation to any place, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in that place.

"Capital Distribution" has the meaning provided in Condition 6(b)(iii).

"CashSettled Amount" means, in respect of each Bond in respect of which the Conversion Right is exercised, GBP333.33 (representing 88.557 Ordinary Shares at the initial Conversion Price), or such lesser amount pursuant to any notice given by the Issuer as provided in Condition 6(a), provided that the aggregate of the Cash Settled Amount and the Conversion Amount in respect of each Bond shall at all times equal GBP1,000.

"Change of Control Cash Amount" has the meaning provided in Condition 6(a).

"Closing Date" means 20 January 2004.

"Conversion Amount" means, in respect of each Bond in respect of which the Conversion Right is exercised, GBP666.67 (representing 177.117 Ordinary Shares at the initial Conversion Price), or such greater amount pursuant to any notice given by the Issuer as provided in Condition 6(a), provided that the aggregate of the Conversion Amount and the Cash Settled Amount in respect of each Bond shall at all times equal GBP1,000.

"Conversion Date" has the meaning provided in Condition 6(i).

"Conversion Notice" has the meaning provided in Condition 6(i).

"Conversion Period" has the meaning provided in Condition 6(a).

"Conversion Price" has the meaning provided in Condition 6(a).

"Conversion Right" has the meaning provided in Condition 6(a).

"Couponholder" means the holder of any Coupon.

"Current Market Price" has the meaning provided in Condition 6(b).

"dealing day" has the meaning provided in Condition 6(b).

"Dividend" has the meaning provided in Condition 6(b)(iii).
"Fair Market Value" has the meaning provided in Condition 6(b)(iii).

"Final Maturity Date" means 20 January 2009.

"Financial Indebtedness" means any indebtedness incurred in respect of:

(a) borrowings;

(b) moneys raised by way of acceptance credits, finance leases or the issue of any debenture, bond, note, loan stock or other security;

(c) documentary credits;

(d) the acquisition cost of property, assets or services to the extent payable before or after the time of acquisition of possession by the party liable where the advance or deferred payment was arranged primarily as a method of raising finance or financing the acquisition of the property, assets or services acquired, but excluding liabilities incurred in relation to the acquisition of property, assets or services in the ordinary course of trading;

(e)  any guarantee or indemnity of similar assurance against financial loss; and

(f) net liabilities under interest rate exchange agreements, currency exchange agreements, interest rate cap, collar or floor agreements, forward rate agreements and other similar agreements and options with respect thereto.

"Group" means the Issuer and its Subsidiaries and "member of the Group" shall be construed accordingly.

"Independent Financial Adviser" means an investment bank of international repute appointed by the Issuer and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed) or, if the Issuer fails to make such appointment and such failure continues for a reasonable period (as determined by the Trustee) and the Trustee is indemnified to its satisfaction against the costs, fees and expenses of such adviser, appointed by the Trustee following notification to the Issuer.

"Interest Payment Date" has the meaning provided in Condition 5(a).

"London business day" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in London.

"London Stock Exchange" means the Official List of the UK Listing Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 and/or, as the context requires, the market for listed securities of London Stock Exchange plc or, if the Ordinary Shares are not at that time so listed, the principal stock exchange or securities market on which the Ordinary Shares are then listed or quoted or dealt in.

"Market Price" has the meaning provided in Condition 6(l).

"Newco" has the meaning provided in Condition 6 (b)(x).

"Newco Scheme" has the meaning provided in Condition 6(b)(x).

"Optional Redemption Date" has the meaning provided in Condition 7(b).

"Optional Redemption Notice" has the meaning provided in Condition 7(b).

"Ordinary Shares" has the meaning provided in Condition 1(a).

"Principal Subsidiary" means at any time a Subsidiary of the Issuer:

(a) whose pre-tax profits attributable to the Issuer (consolidated in the case of a Subsidiary which itself has Subsidiaries) or whose Adjusted Share Capital and Reserves (calculated mutatis mutandis as provided above but as if references to the Issuer were references to such Subsidiary) represent in each case (or, in the case of a Subsidiary acquired after the end of the financial period to which the then latest relevant published audited consolidated accounts of the Issuer and its Subsidiaries relate, are equal
     to) not less than 10 per cent. of the consolidated pre-tax profits attributable to the shareholders of the Issuer, or, as the case may be, the Adjusted Share Capital and Reserves, all as calculated respectively by reference to the then latest audited accounts (consolidated or, as the case may be, unconsolidated) of such Subsidiary and the then latest audited consolidated accounts of the Issuer and its Subsidiaries; or

(b) to which is transferred the whole or substantially the whole of the undertaking and assets of a Subsidiary of the Issuer which immediately prior to such transfer is a Principal Subsidiary, provided that the transferor Subsidiary shall upon such transfer forthwith cease to be a Principal Subsidiary and the transferee Subsidiary shall cease to be a Principal Subsidiary pursuant to this sub-paragraph (b) on the date on which the published audited consolidated accounts of the Issuer and its Subsidiaries for the financial period current at the date of such transfer have been prepared and audited as aforesaid but so that such transferor Subsidiary or such transferee Subsidiary may be a Principal Subsidiary on or at any time after such date by virtue of the provisions of sub-paragraph
     (a) above,
     provided that (i) if, in the case of a Subsidiary which itself has Subsidiaries, no consolidated accounts are prepared and audited, its consolidated pre-tax profits attributable to the Issuer and Adjusted Share Capital and Reserves shall be determined on the basis of pro forma consolidated accounts of the relevant Subsidiary and its Subsidiaries prepared as at the date of the latest published audited accounts of the relevant Subsidiary and agreed by the Auditors; and (ii) in all cases, the accounts used for the purposes of this definition shall be adjusted in such manner as the Auditors think fair and appropriate to take account of significant changes in the Adjusted Share Capital and Reserves, undertaking or assets of the relevant Subsidiary and its Subsidiaries (if any) and of the Issuer and its Subsidiaries since the date of the relevant published audited accounts.

For the purposes of this definition if there shall at any time not be any relevant published audited consolidated accounts of the Issuer and its Subsidiaries, references thereto herein shall, other than in relation to the Adjusted Share Capital and Reserves, be deemed to refer to a pro forma consolidation prepared by the Issuer and agreed by the Auditors of the relevant published audited accounts of the Issuer and its Subsidiaries.

A report by the Auditors that in their opinion a Subsidiary is or is not or was or was not at any particular time or throughout any specified period a Principal Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties.

"Redemption Price" means an amount calculated in accordance with the following formula:

            N
RP     =   __        1  x S x Pn
           \         N
           /__
           n = 1

where:

RP  =  the Redemption Price;

S   =  the number of Reference Ordinary Shares;

Pn = the Volume Weighted Average Price of an Ordinary Share on the nth dealing day of the Redemption Price Calculation
       Period; and

N   =  10, being the number of dealing days in the Redemption Price
       Calculation Period.

"Redemption Price Calculation Period" means the period of 10 consecutive dealing days commencing on the relevant Conversion Date (or the next dealing day if such date is not a dealing day).

"Reference Date" has the meaning provided in Condition 6(a).

"Reference Ordinary Shares" means the number of Ordinary Shares (including any fraction of an Ordinary Share) determined by dividing the Cash Settled Amount by the Conversion Price on the relevant Conversion Date.

"Relevant Date" means, in respect of any Bond or Coupon, whichever is the later of (i) the date on which payment in respect of it first becomes due and (ii) if any amount of the money payable is improperly withheld or refused the date on which payment in full of the amount outstanding is made or (if earlier) the date on which notice is duly given to the Bondholders in accordance with Condition 17 that, upon further presentation of the Bond or Coupon being made, such payment will be made, provided that such payment is in fact made upon such presentation.

"Relevant Event" has the meaning provided in Condition 6(b)(x).

"Relevant Event Notice" has the meaning provided in Condition 6(h).

"Relevant Event Period" has the meaning provided in Condition 6(b)(x).

"Relevant Event Put Date" has the meaning provided in Condition 7(d).

"Relevant Event Put Exercise Notice" has the meaning provided in Condition 7(d).

"Relevant Indebtedness" means (i) any present or future indebtedness (whether being principal, premium, interest or other amounts) in the form of, or represented or evidenced by, notes, bonds, debentures, debenture stock, loan stock or other securities which are, or are intended to be, with the consent of the person issuing the same, quoted, listed or ordinarily traded on any stock exchange or recognised over-the-counter or other securities market, and (ii) any guarantee or indemnity in respect of any such indebtedness.

"Securities" includes, without limitation, Ordinary Shares or options, warrants or other rights to subscribe for or purchase or acquire Ordinary Shares.

"Shareholders" has the meaning provided in Condition 6(b)(ii).

"Specified Date" has the meaning provided in Condition 6(b)(vii).

"Spin-Off" has the meaning provided in Condition 6(b)(iii).

"Spin-Off Securities" has the meaning provided in Condition 6(b)(iii).

"Subsidiary" has the meaning ascribed to it in Section 736 of the Companies Act 1985 (as amended by the Companies Act 1989).

"UK Listing Authority" means the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000.

"Volume Weighted Average Price" means, in respect of an Ordinary Share or, as the case may be, a Spin-Off Security, on any dealing day, the order book volume-weighted average price of an Ordinary Share or, as the case may be, a Spin-Off Security, appearing on or derived on such dealing day, from Reuters page RNK.L (in the case of an Ordinary Share) or such other source as shall be determined to be appropriate by an independent investment bank of international repute selected by the Issuer and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed) provided that:

(i) on any such dealing day where such price is not available or cannot otherwise be determined as provided above, the Volume Weighted Average Price of an Ordinary Share or a Spin-Off Security, as the case may be, in respect of such dealing day shall be the Volume Weighted Average Price, determined as provided above, on the immediately preceding dealing day on which the same can be so determined; and

(ii) (in the case of an Ordinary Share only) if any Dividend or other entitlement in respect of the Ordinary Shares is announced on or prior to the relevant Conversion Date in circumstances where the record date or other due date for the establishment of entitlement in respect of such Dividend or other entitlement shall be on or after the relevant Conversion Date and if on such dealing day the price determined as provided above is based on a price ex-Dividend or ex-any other entitlement, then such price shall be increased by an amount equal to the Fair Market Value of any such Dividend or entitlement per Ordinary Share as at the date of announcement of such entitlement or Dividend (excluding, in any case, any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom).

References in these Conditions to the principal amount of any Bond shall be to the face value (being GBP1,000) of that Bond.

Reference to any provision of any statute shall be deemed also to refer to any statutory modification or re-enactment thereof or any statutory instrument, order or regulation made thereunder or under modification or re-enactment.

For the purposes of Conditions 6(b), (c) and (f) and Condition 11 only, (a) references to the "issue" of Ordinary Shares shall include the transfer and/or delivery of Ordinary Shares by the Issuer or any of its Subsidiaries, whether newly issued and allotted or previously existing or held by or on behalf of the Issuer or any of its Subsidiaries, and (b) Ordinary Shares held by or on behalf of the Issuer or any of its Subsidiaries (and which, in the case of Condition 6(b)(iv) and (vi), do not rank for the relevant right or other entitlement) shall not be considered as or treated as "in issue".

5 Interest
 (a) Interest  Rate
     The Bonds bear interest from and including the Closing Date at the rate of 3.875 per cent. per annum calculated by reference to the principal amount thereof and payable semi-annually in equal instalments in arrear on 20 January and 20 July in each year (each an "Interest Payment Date"), commencing on 20 July 2004. The amount of interest payable in respect of a Bond for any period which is not an Interest Period shall be calculated on the basis of the number of days in the relevant period from (and including) the first day of such period to (but excluding) the last day of such period divided by the number of days from (and including) the immediately preceding Interest Payment Date (or, if none, the Closing Date) to (but excluding) the next Interest Payment Date, where "Interest Period" means the period beginning on (and including) the Closing Date and ending on (but excluding) 20 July 2004 (being the first Interest Payment Date) and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

 (b) Accrual of Interest
     Each Bond  will  cease  to  bear   interest  (i)  where
     the Conversion   Right  attached  to  it  shall  have  been
     exercised by a  Bondholder,  from (and  including)  the
     Interest   Payment  Date   immediately   preceding  the
     relevant Conversion Date or, if none, the Closing Date (subject in any such case as provided in Condition 6(l)) or (ii) where such Bond is being redeemed or repaid pursuant to Condition 7 or Condition 10, from (and including) the due date for redemption thereof unless, upon due presentation thereof, payment of principal is improperly withheld or refused, in which event interest on such Bonds will continue to bear interest as provided in the Trust Deed.

6 Conversion  of Bonds into Ordinary  Shares and Cash  Redemption
(a)  Conversion Period and Conversion Price
     Each Bond shall entitle the
     holder (such right a "Conversion Right") (i) to convert such Bond to the extent of the Conversion Amount (as at the relevant Conversion
     Date) of such Bond into Ordinary  Shares,  credited as fully-paid  and
     (ii) to redeem such Bond to the extent of the Cash Settled Amount (as at the relevant Conversion Date) of such Bond at the Redemption Price. The Redemption Price shall be payable as provided in Condition 8(a).

     The number of Ordinary Shares to be issued on exercise of a Conversion Right shall be determined by dividing the Conversion Amount of the relevant Bond by the conversion price (the "Conversion Price") in effect on the relevant Conversion Date.

     The initial Conversion Price is GBP3.764 per Ordinary Share. The Conversion Price is subject to adjustment in the circumstances described in Condition 6(b).

     A Bondholder may exercise the Conversion Right in respect of a Bond by delivering such Bond to the specified office of any Paying and Conversion Agent in accordance with Condition 6(j) whereupon the Issuer shall issue to the Bondholder Ordinary Shares credited as paid up in full as provided in this Condition 6 and shall pay the Redemption Price (if any).

     Subject to, and upon compliance with, the provisions of these Conditions, the Conversion Right in respect of a Bond may be exercised, at the option of the holder thereof, at any time (subject to any applicable fiscal or other laws or regulations and as hereinafter provided) from 1 March 2004 to the close of business (at the place where the relevant Bond is delivered for conversion) on the date falling six days prior to the Final Maturity Date (both days inclusive) or, if the Bonds shall have been called for redemption pursuant to Condition 7(b) prior to the Final Maturity Date, then up to the close of business (at the place aforesaid) on the sixth day before the date fixed for redemption thereof pursuant to Condition 7(b), unless there shall be default in making payment in respect of such Bond on such date fixed for redemption, in which event the Conversion Right shall extend up to the close of business (at the place aforesaid) on the date on which the full amount of such payment becomes available for payment and notice of such availability has been duly given in accordance with Condition 17 or, if earlier, the Final Maturity Date; provided that, in each case, if the final such date for the exercise of Conversion Rights is not a business day at the place aforesaid, then the period for exercise of the Conversion Right by Bondholders shall end on the immediately preceding business day at the place aforesaid. The period during which Conversion Rights may be exercised by a Bondholder is referred to as the "Conversion Period". Conversion Notices received after 3.00 p.m. on a particular business day will be deemed to have been received on the following business day.

     Conversion Rights may not be exercised (i) in respect of a Bond where the Bondholder shall have exercised its right to require the Issuer to redeem such Bond pursuant to Condition 7(d) or (ii) following the giving of notice by the Trustee pursuant to Condition 10.

     The Issuer may at any time and from time to time by notice to the Trustee and to the Bondholders in accordance with Condition 17, on and with effect from the date specified in such notice, not being earlier than the date seven days after the date on which such notice is given, increase the Conversion Amount by an amount specified in such notice and reduce the Cash Settled Amount by an equal amount, provided that the sum of the Conversion Amount and the Cash Settled Amount in respect of each Bond shall always equal GBP1,000.

     Notwithstanding the above, if Conversion Rights are exercised in respect of the Bonds in circumstances where the Conversion Price is to be determined as provided in Condition 6(b)(x), then the relevant holder will not be entitled to receive that number of Ordinary Shares (the "Excess Shares") in excess of the number of Ordinary Shares it would have been entitled to receive if the Conversion Price had not been adjusted as provided in Condition 6(b)(x) and in lieu thereof shall be entitled to receive an amount (the "Change of Control Cash Amount") determined as provided in the definition of "Redemption Price" and determined as if "S" in the formula set out in the definition of Redemption Price referred to the Excess Shares (including, for this purpose, any fraction of an Ordinary Share to which the relevant Bondholder would otherwise have been entitled to receive). Such Change of Control Cash Amount shall be payable as provided in Condition 8(a).

     Fractions of Ordinary Shares will not be issued on conversion or pursuant to Condition 6(c) and no cash payment or adjustment will be made in lieu thereof. However, if the Conversion Right in respect of more than one Bond is exercised at any one time such that Ordinary Shares to be issued on conversion or pursuant to Condition 6(c) are to be registered in the same name, the number of such Ordinary Shares to be issued in respect thereof shall be calculated on the basis of the aggregate Conversion Amount of such Bonds being so converted and rounded down to the nearest whole number of Ordinary Shares.

     The Issuer will procure that Ordinary Shares to be issued on conversion will be issued to the holder of the Bonds completing the relevant Conversion Notice or his nominee. Such Ordinary Shares will be deemed to be issued as of the relevant Conversion Date. Any Additional Shares to be issued pursuant to Condition 6(c) will be deemed to be issued as of the date the relevant Retroactive Adjustment (as defined in Condition 6(c)), takes effect or as at the date of issue of Ordinary Shares if the adjustment results from the issue of Ordinary Shares (each such date, the "Reference Date").

 (b) Adjustment of Conversion Price

     Upon the happening of any of the events described below, the Conversion Price shall be adjusted as follows:

      (i) If and whenever there shall be an alteration to the nominal value of the Ordinary Shares as a result of consolidation or subdivision, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such alteration by the following fraction:

          A
          -
          B

          where:

     A is the nominal amount of one Ordinary Share immediately after such alteration; and

     B is the nominal amount of one Ordinary Share immediately before such alteration.

     Such adjustment shall become effective on the date the alteration takes effect.

(ii) If and whenever the Issuer shall issue any Ordinary Shares credited as fully-paid to the holders of Ordinary Shares (the "Shareholders") by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve) other than (1) any such Ordinary Shares issued instead of the whole or part of a cash Dividend which the
     Shareholders would or could otherwise have received or (2) where the Shareholders may elect to receive a cash Dividend in lieu of such Ordinary Shares, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue by the following fraction:

     A
     -
     B

     where:

     A is the aggregate nominal amount of the issued Ordinary Shares immediately before such issue; and

     B is the aggregate nominal amount of the issued Ordinary Shares immediately after such issue.

     Such adjustment shall become effective on the date of issue of such Ordinary Shares.

(iii) If and whenever the Issuer shall pay or make any Capital Distribution
     (as defined below) to the Shareholders, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the relevant Dividend of which such Capital Distribution forms part by the following fraction:

     A-B
     ___

      A
         where:

A is the Current Market Price (as defined below) of one Ordinary Share on the dealing day immediately preceding the date of the first public announcement of the relevant Dividend or, in the case of a purchase of Ordinary Shares, on which such Ordinary Shares are purchased or, in the case of a Spin-Off, is the mean of the Volume Weighted Average Prices of an Ordinary Share for the five consecutive dealing days ending on the dealing day immediately preceding the first date on which the Ordinary Shares are traded ex- the relevant Spin-Off; and

B is the portion of the Fair Market Value (as defined below), with such portion being determined by dividing the Fair Market Value of the aggregate Capital Distribution by the number of Ordinary Shares entitled to receive the relevant Dividend of which the Capital Distribution forms part (or, in the case of a purchase of Ordinary Shares by or on behalf of the Issuer, by the number of Ordinary Shares in issue immediately prior to such purchase), of the Capital Distribution attributable to one Ordinary Share.

     Such adjustment shall become effective on the date on which such Capital Distribution is made or, if later, the first date upon which the Fair Market Value of the Capital Distribution is capable of being determined as provided herein.

     As used in this Condition 6(b):

     "Capital Distribution" means (a) any Dividend which is expressed by the Issuer or declared by the Board of Directors of the Issuer to be a capital distribution, extraordinary dividend, extraordinary distribution, special dividend, special distribution or return of value to shareholders of the Issuer or any analogous term or similar term, in which case the Capital Distribution shall be the Fair Market Value of such Dividend or (b) the portion determined as set out below of any Dividend charged or provided for in the accounts of the Issuer for any financial year, if the Fair Market Value of the proposed Dividend per Ordinary Share, together with the Fair Market Value per Ordinary Share of the aggregate of any other Dividend or Dividends on the Ordinary Shares charged or provided for in the accounts for such financial year (disregarding for such purpose any amount previously determined to be a Capital Distribution in respect of that financial year) exceeds the amount shown below in respect of such financial year:

     In respect of the financial year ending                       Amount
_________________________________________________________________________
                                                                  (pence)

    31 December 2003                                               14.12

    31 December 2004                                               15.11

    31 December 2005                                               16.17

    31 December 2006                                               17.30

    31 December 2007                                               18.51
    31 December 2008                                               19.81
    ____________________________________________________________________

     in which case the amount of such Capital Distribution shall be the amount of such excess.

     For the purposes of the above, the Fair Market Value of a Dividend shall (subject as provided in paragraph (a) of the definition of "Dividend" below and in the definition of "Fair Market Value" below) be determined as at the date of the first public announcement of the relevant Dividend.

     In making any such calculation, such adjustments (if any) shall be made as an Independent Financial Adviser considers appropriate to reflect any consolidation or subdivision of any Ordinary Shares or the issue of Ordinary Shares by way of capitalisation of profits or reserves, or any like or similar event.

     "Dividend" means any dividend or distribution (including a Spin-Off) whether of cash, assets or other property, and whenever paid or made and however described (and for these purposes a distribution of assets includes without limitation an issue of Ordinary Shares or other Securities credited as fully or partly paid up by way of capitalisation of profits or reserves) provided that:

     (a) where a cash Dividend is announced which is to be, or may at the election of a Shareholder or Shareholders be, satisfied by the issue or delivery of Ordinary Shares or other property or assets, or where a capitalisation of profits or reserves is announced which is to be, or may at the election of a Shareholder or Shareholders be, satisfied by the payment of a cash Dividend, then for the purposes of this definition the Dividend in question shall be treated as a Dividend of
          (i) such cash dividend or (ii) the Fair Market Value (on the date of announcement of such Dividend or capitalisation (as the case may be) or if later, the date on which the number of Ordinary Shares (or amount of property or assets, as the case may be) which may be issued or delivered is determined)), of such Ordinary Shares or other property or assets if such Fair Market Value is greater than the Fair Market Value of such cash Dividend;

               (b) any issue of Ordinary Shares falling within Condition 6(b)(ii) shall be disregarded; and

               (c)   a purchase or redemption of ordinary  share capital
                    by the Issuer shall not constitute a Dividend unless, in the case of purchases of Ordinary Shares by or on behalf of the Issuer, the Volume Weighted Average Price (disregarding for this purpose paragraph (ii) of the definition thereof) per Ordinary Share (before expenses) on any one day in respect of such purchases exceeds by more than 5 per cent. the mean of the closing prices of the Ordinary Shares on the London Stock Exchange on the five immediately preceding dealing days as derived from the Daily Official List of the London Stock Exchange at the opening of business either (1) on that day, or (2) where an announcement (excluding for the avoidance of doubt for these purposes, any general authority for such purchases or redemptions approved by a general meeting of Shareholders of the Issuer or any notice convening such a meeting of Shareholders) has been made of the intention to purchase Ordinary Shares at some future date at a specified price, on the dealing day immediately preceding the date of such announcement and, if in the case of either (1) or (2), the relevant day is not a dealing day, the immediately preceding dealing day, in which case such purchase shall be deemed to constitute a Dividend to the extent that the aggregate price paid (before expenses) in respect of such Ordinary Shares purchased by the Issuer exceeds the product of (i) 105 per cent. of the average closing price of the Ordinary Shares determined as aforesaid and (ii) the number of Ordinary Shares so purchased.

     "Fair Market Value" means, with respect to any property on any date, the fair market value of that property as determined in good faith by an Independent Financial Adviser provided, that (i) the Fair Market Value of a cash Dividend paid or to be paid shall be the amount of such cash Dividend;
     (ii) the Fair Market Value of any other cash amount shall be the amount of such cash; (iii) where Spin-Off Securities, options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by an Independent Financial Adviser), the fair market value (a) of such Spin-Off Securities shall equal the arithmetic mean of the daily Volume Weighted Average Prices of such Spin-Off Securities and (b) of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights, in the case of both (a) and (b) during the period of five trading days on the relevant market commencing on the first such trading day such Spin-Off Securities, options, warrants or other rights are publicly traded; and (iv) in the case of (i) converted into sterling (if declared or paid in a currency other than sterling) at the rate of exchange used to determine the amount payable to Shareholders who were paid or are to be paid the cash Dividend in sterling; and in any other case, converted into sterling (if expressed in a currency other than sterling) at such rate of exchange as may be determined in good faith by an Independent Financial Adviser to be the spot rate ruling at the close of business on that date (or if no such rate is available on that date the equivalent rate on the immediately preceding date on which such a rate is available).

     "Spin-Off" means a distribution of Spin-Off Securities by the Issuer to Shareholders.

     "Spin-Off Securities" means equity share capital of an entity other than the Issuer which are, or are intended to be, publicly traded in a market of adequate liquidity (as determined by an Independent Financial Adviser).

     (iv) If and whenever the Issuer shall issue Ordinary Shares to Shareholders as a class by way of rights, or issue or grant to Shareholders as a class by way of rights, options, warrants or other rights to subscribe for or purchase any Ordinary Shares, in each case at a price per Ordinary Share which is less than 95 per cent. of the Current Market Price per Ordinary Share on the dealing day immediately preceding the date of the first public announcement of the terms of the issue or grant of such Ordinary Shares, options, warrants or other rights, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue or grant by the following fraction:

               A + B
               _____

               A + C

                     where:

     A is the number of Ordinary Shares in issue immediately before such announcement;

     B is the number of Ordinary Shares which the aggregate amount (if any) payable for the Ordinary Shares issued by way of rights, or for the options or warrants or other rights issued by way of rights and for the total number of Ordinary Shares deliverable on the exercise thereof, would purchase at such Current Market Price per Ordinary Share; and

     C is the number of Ordinary Shares issued or, as the case may be, the maximum number of Ordinary Shares which may be issued upon exercise of such options, warrants or rights calculated as at the date of issue of such options, warrants or rights.

Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex-rights, ex-options or ex-warrants, as the case may be, on the London Stock Exchange.

     (v) If and whenever the Issuer shall issue any Securities (other than Ordinary Shares or options, warrants or other rights to subscribe for or purchase any Ordinary Shares) to Shareholders as a class by way of rights or grant to Shareholders as a class by way of rights any options, warrants or other rights to subscribe for or purchase any Securities (other than Ordinary Shares or options, warrants or other rights to subscribe for or purchase Ordinary Shares), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue or grant by the following fraction:

          A - B
         ______

            A

                     where:

     A is the Current Market Price of one Ordinary Share on the dealing day immediately preceding the first date on which the terms of such issue or grant are publicly announced; and

     B is the Fair Market Value on the date of such announcement of the portion of the rights attributable to one Ordinary Share.

          Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex-rights, ex-options or ex-warrants, as the case may be, on the London Stock Exchange.

(vi) If and whenever the Issuer shall issue (otherwise than as mentioned in sub-paragraph (b)(iv) above) wholly for cash or for no consideration any Ordinary Shares (other than Ordinary Shares issued on the exercise of Conversion Rights or on the exercise of any rights of conversion into, or exchange or subscription for or purchase of, Ordinary Shares) or issue or grant (otherwise than as mentioned in sub-paragraph (b)(iv) above) wholly for cash or for no consideration any options, warrants or other rights to subscribe for or purchase any Ordinary Shares (other than the Bonds, which term shall include any further bonds issued pursuant to Condition 18 and consolidated and forming a single series with the Bonds), in each case at a price per Ordinary Share which is less than 95 per cent. of the Current Market Price per Ordinary Share on the dealing day immediately preceding the date of the first public announcement of the terms of such issue or grant, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue by the following fraction:

          A + B
          _____

          A + C

         where:

    A is the number of Ordinary Shares in issue immediately before the issue of such Ordinary Shares or the grant of such options, warrants or rights;

    B is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the issue of such additional Ordinary Shares or, as the case may be, for the Ordinary Shares to be issued or otherwise made available upon the exercise of any such options, warrants or rights, would purchase at such Current Market Price per Ordinary Share; and

     C is the number of Ordinary Shares to be issued pursuant to such issue of such additional Ordinary Shares or, as the case may be, the maximum number of Ordinary Shares which may be issued upon exercise of such options, warrants or rights calculated as at the date of issue of such options, warrants or rights.

     Such adjustment shall become effective on the date of issue of such additional Ordinary Shares or, as the case may be, the grant of such options, warrants or rights. For the avoidance of doubt, the adjustment provisions set out in this sub-paragraph (b)(vi) shall not apply in respect of any issue of Ordinary Shares upon the exercise of conversion rights attaching to the Series 1 and Series 2 5 per cent. unlisted convertible loan stock due 2004 issued by the Issuer in connection with the acquisition of the entire issued share capital of Blue Square Limited in January 2003 (the "Blue Square Loan Stock") in accordance with the terms and conditions thereof as in effect on the Closing Date.

(vii)If and whenever the Issuer or any subsidiary of the Issuer or (at the direction or request of or pursuant to any arrangements with the Issuer or any subsidiary of the Issuer) any other company, person or entity (otherwise than as mentioned in sub-paragraphs (b)(iv), (b)(v) or (b)(vi) above) shall issue wholly for cash or for no consideration any Securities (other than the Bonds, which term shall for this purpose exclude any further bonds issued pursuant to Condition 18 and consolidated and forming a single series with the Bonds) which by their terms of issue carry
     (directly or indirectly) rights of conversion into, or exchange or subscription for, Ordinary Shares (or shall grant any such rights in respect of existing Securities so issued) or Securities which by their terms might be redesignated as Ordinary Shares, and the consideration per Ordinary Share receivable upon conversion, exchange, subscription or redesignation is less than 95 per cent. of the Current Market Price per Ordinary Share on the dealing day immediately preceding the date of the first public announcement of the terms of issue of such Securities (or the terms of such grant), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue (or grant) by the following fraction:

     A + B
     _____

     A + C

     where:

     A is the number of Ordinary Shares in issue immediately before such issue or grant (but where the relevant Securities carry rights of conversion into or rights of exchange or subscription for Ordinary Shares which have been issued by the Issuer for the purposes of or in connection with such issue, less the number of such Ordinary Shares so issued);

     B is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the Ordinary Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription attached to such Securities or, as the case may be, for the Ordinary Shares to be issued or to arise from any such redesignation would purchase at such Current Market Price per Ordinary Share; and

    C is the maximum number of Ordinary Shares to be issued or otherwise made available upon conversion or exchange of such Securities or upon the exercise of such right of subscription attached thereto at the initial conversion, exchange or subscription price or rate or, as the case may be, the maximum number of Ordinary Shares which may be issued or arise from any such redesignation.

     Provided that if at the time of issue of the relevant Securities or date of grant of such rights (as used in this sub-paragraph (b)(vii) the "Specified Date") such number of Ordinary Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time (which may be when such Securities are converted or exchanged or rights of subscription are exercised or, as the case may be, such Securities are redesignated or at such other time as may be provided) then for the purposes of this sub-paragraph (b)(vii), "C" shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange, subscription, purchase or acquisition or, as the case may be, redesignation had taken place on the Specified Date.

     Such adjustment shall become effective on the date of issue of such Securities or, as the case may be, the grant of such rights.

(viii)If and whenever there shall be any modification of the rights of conversion, exchange or subscription attaching to any such Securities (other than the Bonds and any further bonds issued pursuant to Condition 18 and consolidated and forming a single series therewith) as are mentioned in sub-paragraph (b)(vii) above (other than in accordance with the terms (including terms as to adjustment) applicable to such Securities upon issue) so that following such modification the consideration per Ordinary Share receivable has been reduced and is less than 95 per cent. of the Current Market Price per Ordinary Share on the dealing day immediately preceding the date of the first public announcement of the proposals for such modification, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such modification by the following fraction:

      A + B
      _____

      A + C

      where:

      A is the number of Ordinary Shares in issue immediately before such modification (but where the relevant Securities carry rights of conversion into or rights of exchange or subscription for Ordinary Shares which have been issued by the Issuer for the purposes of or in connection with such issue, less the number of such Ordinary Shares so issued);

       B is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the Ordinary Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription attached to the Securities so modified would purchase at such Current Market Price per Ordinary Share or, if lower, the existing conversion, exchange or subscription price of such Securities; and

       C   is the  maximum  number of  Ordinary  Shares  which may be issued or otherwise made available upon conversion or exchange of such Securities or upon the exercise of such rights of subscription attached thereto at the modified conversion, exchange or subscription price or rate but giving credit in such manner as an Independent Financial Adviser shall consider appropriate for any previous adjustment under this sub-paragraph
           (b)(viii) or sub-paragraph (b)(vii) above.

     Provided that if at the time of such modification (as used in this sub-paragraph (b)(viii) the "Specified Date") such number of Ordinary Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time (which may be when such Securities are converted or exchanged or rights of subscription are exercised or at such other time as may be provided) then for the purposes of this paragraph (b)(viii), "C" shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange or subscription had taken place on the Specified Date.

     Such adjustment  shall become  effective on the date of modification of the
     rights  of  conversion,   exchange  or   subscription   attaching  to  such
     Securities.

(ix) If and whenever the Issuer or any subsidiary of the Issuer or (at the direction or request of or pursuant to any arrangements with the Issuer or any subsidiary of the Issuer) any other company, person or entity shall offer any Securities in connection with which offer Shareholders as a class are entitled to participate in arrangements whereby such Securities may be acquired by them (except where the Conversion Price falls to be adjusted under sub-sub-paragraphs (b)(ii), (iii), (iv), (vi) or (vii) above or (x) below (or would fall to be so adjusted if the relevant issue or grant was at less than 95 per cent. of the Current Market Price per Ordinary Share on the relevant dealing day) or under sub-paragraph (b)(v) above) the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before the making of such offer by the following fraction:

     A - B
     _____

       A

     where:

     A is the Current Market Price of one Ordinary Share on the dealing day immediately preceding the date on which the terms of such offer are first publicly announced; and

     B    is  the  Fair   Market   Value  on  the  date  of  such
          announcement of the portion of the relevant offer attributable to one Ordinary Share.

     Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex-rights on the London Stock Exchange.

 (x) If an offer is made to all (or as nearly as may be practicable all) Shareholders (or all (or as nearly as may be practicable all) such Shareholders other than the offeror and/or any associate of the offeror (as defined in Section 430E(4) of the Companies Act 1985)), to acquire all or a majority of the issued ordinary share capital of the Issuer or if any person proposes a scheme with regard to such acquisition (other than a Newco Scheme) and (such offer or scheme having become or been declared unconditional in all respects) the right to cast more than 50 per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Issuer has or will become unconditionally vested in the offeror and/or such associate as aforesaid (a "Relevant Event"), then upon any exercise of Conversion Rights during the period (the "Relevant Event Period") commencing on the occurrence of the Relevant Event and ending 60 calendar days following the Relevant Event or, if later, 60 calendar days following the date on which a Relevant Event Notice as required by Condition 6(h) is given, the Conversion Price shall be as set out below, but in each case adjusted, if appropriate, under the foregoing provisions of this Condition 6(b) and the Trust Deed:


     Conversion Date                                      Conversion Price
                                                               (GBP)
                                                          ________________

     On or before 20 January 2005                               3.32

     Thereafter, but on or before 20 January 2006               3.42

     Thereafter, but on or before 20 January 2007               3.52

     Thereafter, but on or before 20 January 2008               3.62

     Thereafter, and until the Final Maturity Date              3.72


     _____________________________________________________________________

     As used in these Conditions, "Newco Scheme" means a scheme of arrangement which effects the interposition of a limited liability company ("Newco") between the Shareholders of the Issuer immediately prior to the scheme of arrangement (the "Existing Shareholders") and the Issuer; provided that immediately after completion of the scheme of arrangement the Existing Shareholders are the only shareholders of Newco and that all subsidiaries of the Issuer immediately prior to the scheme of arrangement (other than Newco, if Newco is then a subsidiary) of the Issuer are subsidiaries of the Issuer (or of Newco) immediately after the scheme of arrangement and immediately after completion of the scheme of arrangement Newco is substituted under the Bonds and the Trust Deed in place of the Issuer in accordance with these Conditions and the Trust Deed and such other adjustments are made to these Conditions and the Trust Deed as are necessary, in the opinion of the Trustee, to ensure that the Bonds may be converted into or exchanged for ordinary shares in Newco mutatis mutandis in accordance with and subject to these Conditions and the Trust Deed.

(xi) If the Issuer (after consultation with the Trustee) determines that an adjustment should be made to the Conversion Price as a result of one or more events or circumstances not referred to above in this Condition 6(b) (even if the relevant circumstance is specifically excluded from the operation of sub-paragraphs (b)(i) to (x) above), the Issuer shall, at its own expense and acting reasonably, request an Independent Financial Adviser to determine as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account thereof and the date on which such adjustment should take effect and upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination, provided that an adjustment shall only be made pursuant to this sub-paragraph (b)(xi) if such Independent Financial Adviser is so requested to make such a determination not more than 21 days after the date on which the relevant circumstance arises.

Notwithstanding the foregoing provisions, where the events or circumstances giving rise to any adjustment pursuant to this Condition 6(b) have already resulted or will result in an adjustment to the Conversion Price or where the events or circumstances giving rise to any adjustment arise by virtue of any other events or circumstances which have already given or will give rise to an adjustment to the Conversion Price or where more than one event which gives rise to an adjustment to the Conversion Price occurs within such a short period of time that, in the opinion of the Issuer, a modification to the operation of the adjustment provisions is required to give the intended result, such modification shall be made to the operation of the adjustment provisions as may be advised by an Independent Financial Adviser to be in its opinion appropriate to give the intended result and provided further that, for the avoidance of doubt, the issue of Ordinary Shares pursuant to the exercise of Conversion Rights shall not result in an adjustment to the Conversion Price.

For the purpose of any calculation of the consideration receivable or price pursuant to sub-paragraphs (b)(iv), (vi), (vii) and (viii), the following provisions shall apply:

(a) the aggregate consideration receivable or price for Ordinary Shares issued for cash shall be the amount of such cash;

(b) (1) the aggregate  consideration  receivable or price for Ordinary
     Shares to be issued or otherwise made available upon the conversion or exchange of any Securities shall be deemed to be the aggregate consideration received or receivable or price for any such Securities and
     (2) the aggregate consideration receivable or price for Ordinary Shares to be issued or otherwise made available upon the exercise of rights of subscription attached to any Securities or upon the exercise of any options, warrants or rights shall be deemed to be that part (which may be the whole) of the consideration received or receivable or price for such Securities or, as the case may be, for such options, warrants or rights which is attributed by the Issuer to such rights of subscription or, as the case may be, such options, warrants or rights or, if no part of such consideration or price is so attributed or the Trustee so requires by notice in writing to the Issuer, the Fair Market Value of such rights of subscription or, as the case may be, such options, warrants or rights as at the date of the first public announcement of the terms of issue of such Securities or, as the case may be, such options, warrants or rights, plus in the case of each of (1) and (2) above, the additional minimum consideration receivable or price (if any) upon the conversion or exchange of such Securities, or upon the exercise of such rights or subscription attached thereto or, as the case may be, upon exercise of such options, warrants or rights and (3) the consideration receivable or price per Ordinary Share upon the conversion or exchange of, or upon the exercise of such rights of subscription attached to, such Securities or, as the case may be, upon the exercise of such options, warrants or rights shall be the aggregate consideration or price referred to in (1) or (2) above (as the case may be) divided by the number of Ordinary Shares to be issued upon such conversion or exchange or exercise at the initial conversion, exchange or subscription price or rate;

(c) if the consideration or price determined pursuant to (a) or (b) above (or any component thereof) shall be expressed in a currency other than pounds sterling it shall be converted into pounds sterling at such rate of exchange as may be determined in good faith by an Independent Financial Adviser to be the spot rate ruling at the close of business on the date of the first public announcement of the terms of issue of such Securities;

(d) in determining consideration or price pursuant to the above, no deduction shall be made for any commissions or fees (howsoever described) or any expenses paid or incurred for any underwriting, placing or management of the issue of the relevant Ordinary Shares or Securities or otherwise in connection therewith; and

(e)  an  adjustment  shall  not be  made  pursuant  to  sub-paragraphs
     (b)(vii) or (ix) in respect of an issue or offer by or on behalf of an entity which is a subsidiary of the Issuer (but which is not a Subsidiary of the Issuer) unless (1) the same is also made at the direction or request of or pursuant to any arrangements with the Issuer or any of its subsidiaries and (2) (in the case of sub-paragraph (b)(vii)) the relevant Ordinary Shares have been issued or are issued or are to be issued by the Issuer in connection with or in contemplation of the relevant issue or offer.

"Current Market Price" means, in respect of an Ordinary Share at a particular date, the mean of the closing prices published in the London Stock Exchange's Daily Official List for one Ordinary Share for the five consecutive dealing days ending on the dealing day immediately preceding such date; provided that if at any time during the said five-dealing-day period the Ordinary Shares shall have been quoted ex-Dividend (or ex- any other entitlement) and during some other part of that period the Ordinary Shares shall have been quoted cum-Dividend (or cum- any other entitlement), then:

(a)  if the  Ordinary  Shares to be issued do not rank for the Dividend
     (or entitlement) in question, the quotations on the dates on which the Ordinary Shares shall have been quoted cum-Dividend (or cum-any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such Dividend or entitlement per Ordinary Share as at the date of first public announcement of such Dividend (or entitlement) (excluding, in any case, any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom); or

(b) if the Ordinary Shares to be issued do rank for the Dividend (or entitlement) in question, the quotations on the dates on which the Ordinary Shares shall have been quoted ex-Dividend (or ex- any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount, and provided further that if the Ordinary Shares on each of the said five dealing days have been quoted cum-Dividend (or cum- any other entitlement) in respect of a Dividend (or other entitlement) which has been declared or announced but the Ordinary Shares to be issued do not rank for that Dividend (or other entitlement) the quotations on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such Dividend or entitlement per Ordinary Share as at the date of the first public announcement of such Dividend or entitlement (excluding, in any case, any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom), and provided further that, if such closing prices are not available on one or more of the said five dealing days, then the mean of such closing prices which are available in that five dealing day period shall be used (subject to a minimum of two such closing prices) and if only one, or no, such closing price is available in the relevant period, the Current Market Price shall be determined in good faith by an Independent Financial Adviser.

"dealing day" means a day on which the London Stock Exchange is open for business, other than a day on which the London Stock Exchange is scheduled to, or does, close prior to its regular weekday closing time.

"subsidiary" means in respect of any entity, any undertaking which is for the time being a subsidiary undertaking of that entity within the meaning of
Section 258 of the Companies Act 1985.

References to any issue or offer or grant to Shareholders "as a class" or "by way of rights" shall be taken to be references to an issue or offer or grant to all or substantially all Shareholders other than Shareholders to whom, by reason of the laws of any territory or requirements of any recognised regulatory body or any other stock exchange in any territory or in connection with fractional entitlements, it is determined not to make such issue or offer or grant.

(c)  Retroactive  Adjustments
     Subject as provided in Condition 6(l), if the Conversion Date in relation to any Bond shall be after the record date for any such issue, distribution, grant or offer (as the case may be) as is mentioned in Condition 6(b)(ii), (iii), (iv), (v) or (ix), or any such issue as is mentioned in Condition 6(b)(vi) and (vii) which is made to the Shareholders or any of them, but before the relevant adjustment becomes effective under Condition 6(b) (such adjustment, a "Retroactive Adjustment"), the Issuer shall (conditional upon the relevant adjustment becoming effective) procure that there shall be issued to the converting Bondholder, (or in accordance with the instructions contained in the Conversion Notice), such additional number of Ordinary Shares (if any) (the "Additional Shares") as, together with the Ordinary Shares issued or to be issued on conversion of the Conversion Amount of the relevant Bond, is equal to the number of Ordinary Shares which would have been required to be issued on conversion of the Conversion Amount of such Bond (together with any fraction of an Ordinary Share not so issued) if the relevant adjustment (more particularly referred to in the said provisions of Condition 6(b)) to the Conversion Price had in fact been made and become effective immediately after the relevant record date.

(d)  Decision of an  Independent  Financial  Adviser
     If any doubt shall arise as to the appropriate adjustment to the Conversion Price, and following consultation between the Issuer and an Independent Financial Adviser, a written opinion of such Independent Financial Adviser in respect of such adjustment to the Conversion Price shall be conclusive and binding on all concerned, save in the case of manifest or proven error.

(e)  Ordinary  Shares may not be Issued at a Discount
     The Conversion Price may not be reduced so that, on conversion of the Bonds, Ordinary Shares would fall to be issued at a discount to their nominal or par value.

(f)  Employees' Share Schemes
     No adjustment will be made to the Conversion Price where Ordinary Shares or other Securities (including rights, warrants and options) are issued, offered, exercised, allotted, appropriated, modified or granted to, or for the benefit of, employees or former employees (including directors holding or formerly holding executive office or the personal service company of any such person) or their spouses or relatives, in each case, of the Issuer or any of its Subsidiaries or any associated company or to trustees to be held for the benefit of any such person, in any such case pursuant to any employees' share scheme (as defined in Section 743 of the Companies Act 1985) or long-term incentive scheme (as defined in the listing rules of the UK Listing Authority).

(g)  Rounding Down
     On any adjustment, the resultant Conversion Price, if not an integral multiple of GBP0.01, shall be rounded down to the nearest whole multiple of GBP0.01. No adjustment shall be made to the Conversion Price where such adjustment (rounded down if applicable) would be less than one per cent. of the Conversion Price then in effect. Any adjustment not required to be made, and/or any amount by which the Conversion Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment, and such subsequent adjustment shall be made on the basis that the adjustment not required to be made had been made at the relevant time. Notice of any adjustments shall be given to Bondholders in accordance with Condition 17 as soon as practicable after the determination thereof.

(h)  Change of Control

     Following the occurrence of a Relevant Event, the Issuer shall give notice thereof to the Trustee and the Bondholders in accordance with Condition 17 (a "Relevant Event Notice") within 14 calendar days of the first day on which it becomes so aware. Such notice shall contain a statement informing Bondholders of their entitlement to exercise their Conversion Rights as provided in these Conditions and the Conversion Price applicable in consequence of the Relevant Event as set out in Condition 6(b)(x), as adjusted where appropriate, or to exercise their rights to require redemption of the Bonds pursuant to Condition 7(d) and the procedures for such exercise. Such notice shall also specify:

     (i)  all material information to Bondholders concerning the Relevant Event;

     (ii) the Conversion Price immediately prior to the occurrence of the Relevant Event and the Conversion Price applicable pursuant to Condition 6(b)(x) during the Relevant Period;

     (iii)the closing  price of the  Ordinary  Shares as derived  from the Daily
          Official  List  of  the  London  Stock   Exchange  as  at  the  latest
          practicable date prior to the publication of such notice;

     (iv) the last day of the Relevant Event Period; and

      (v) such other information relating to the Relevant Event as the Trustee may require.

(i)  Procedure  for  Conversion

     A Conversion Right may be exercised by a Bondholder during the Conversion Period by delivering the relevant Bond to the specified office of any Paying and Conversion Agent, during its usual business hours, accompanied by a duly completed and signed notice of conversion (a "Conversion Notice") in the form (for the time being current) obtainable from any Paying and Conversion Agent. Conversion Rights shall be exercised subject in each case to any applicable fiscal or other laws or regulations applicable in the jurisdiction in which the specified office of the Paying and Conversion Agent to whom the relevant Conversion Notice is delivered is located.

     A Conversion Right may be exercised only in respect of the whole of the principal amount of a Bond.

     A Conversion Notice, once delivered, shall be irrevocable.

     The conversion date in respect of a Bond (the "Conversion Date") shall be the London business day immediately following the date of such delivery and, if applicable, the making of any payment to be made as provided below.

     Each Bond should be delivered upon exercise of Conversion Rights together with all Coupons relating to it which mature on or after the relevant Conversion Date, failing which the relevant holder will be required to pay the full amount of any such missing Coupon. Each amount so paid will be repaid in the manner specified in Condition 8 against presentation and surrender (or, in the case of part payment only, endorsement) of the relevant missing Coupon at any time after the relevant Conversion Date and before the expiry of 10 years after the Relevant Date in respect of the relevant Bond (whether or not a Coupon would otherwise have become void pursuant to Condition 12), but not thereafter.

     A Bondholder exercising a Conversion Right must pay any taxes and capital, stamp, issue and registration duties arising on conversion (other than any taxes or capital duties or stamp duties payable in the United Kingdom in respect of the allotment and issue of any Ordinary Shares on such conversion (including any Additional Shares), which shall be paid by the Issuer, provided that this exception shall not apply, and the Issuer shall not be liable to pay any additional stamp duty or stamp duty reserve tax that arises under Sections 67, 70, 93 or 96 of the Finance Act 1986 of the United Kingdom as a result of the issue of the Ordinary Shares and any Additional Shares contrary to the next following paragraph) and such Bondholder must pay all, if any, taxes arising by reference to any disposal or deemed disposal of a Bond or interest therein in connection with such conversion.

     Neither the Ordinary Shares nor any Additional Shares will be available for issue (i) to, or to a nominee or agent for, Euroclear or Clearstream, Luxembourg or any other person providing a clearance service within the meaning of Section 96 of the Finance Act 1986 of the United Kingdom (or other person falling within Sections 70(6),(7) or (8) of that Act) or (ii) to a person, or nominee or agent for a person, whose business is or includes issuing depositary receipts within the meaning of Section 93 of the Finance Act 1986 of the United Kingdom (or other persons falling within Sections 67(6),(7) or (8) of that Act), in each case at any time prior to the "abolition day" as defined in Section 111(1) of the Finance Act 1990 of the United Kingdom.

     Ordinary Shares to be issued on conversion of the Bonds (including any Additional Shares) will be issued in uncertificated form through the dematerialised securities trading system operated by CRESTCo Limited, known as CREST, unless the relevant Bondholder elects to receive the Ordinary Shares in certificated registered form or, at the time of issue, the Ordinary Shares are not a participating security in CREST. Where Ordinary Shares are to be issued through CREST, they will be delivered to the account specified by the relevant Bondholder in the relevant Conversion Notice by not later than seven London business days following the relevant Conversion Date (or, in the case of any Additional Shares, not later than seven London business days following the Reference Date). Where Ordinary Shares are to be issued in certificated form, a certificate in respect thereof will be dispatched by mail free of charge (but uninsured and at the risk of the recipient) to the relevant Bondholder or as it may direct in the relevant Conversion Notice within 28 days following the relevant Conversion Date or, as the case may be, the Reference Date.

(j)  Ordinary Shares
     (i) Ordinary Shares issued upon conversion of the Bonds will be fully-paid and non-assessable and will in all respects rank pari passu with the fully-paid Ordinary Shares in issue on the relevant Conversion Date or, in the case of Additional Shares, on the relevant Reference Date (except in any such case for any right excluded by mandatory provisions of applicable law), except that the Ordinary Shares or, as the case may be, the Additional Shares so issued will not rank for any rights, distributions or payments the record date or other due date for the establishment of entitlement for which falls prior the relevant Conversion Date or, as the case may be, the relevant Reference Date.

     (ii)Save as provided in Condition 6(k), no payment or adjustment shall be made on conversion for any interest which otherwise would have accrued on the relevant Bonds since the last Interest Payment Date preceding the Conversion Date relating to such Bonds (or, if such Conversion Date falls before the first Interest Payment Date, since the Closing Date).

(k)  Interest on Conversion

     If any notice requiring the redemption of any Bonds is given pursuant to Condition 7(b) on or after the fifteenth London business day prior to a record date falling after the last Interest Payment Date (or in the case of the first Interest Period, the Closing Date) (whether such notice is given before, on or after such record date) in respect of any Dividend or distribution payable in respect of the Ordinary Shares where such notice specifies a date for redemption falling on or prior to the date which is 14 days after the Interest Payment Date next following such record date, interest shall accrue on Bonds in respect of which Conversion Rights shall have been exercised and in respect of which the Conversion Date falls after such record date and on or prior to the Interest Payment Date next following such record date in respect of such Dividend or distribution, in each case from and including the preceding Interest Payment Date (or, if such Conversion Date falls before the first Interest Payment Date, from the Closing Date) to but excluding such Conversion Date. The Issuer shall pay any such interest or procure that any such interest is paid by not later than 14 calendar days after the relevant Conversion Date by sterling cheque drawn on, or by transfer to, a sterling account maintained with, a bank in London in accordance with instructions given by the relevant Bondholder.

(l)  Additional Cash Amount

     If there is a Retroactive Adjustment to the Conversion Price following the exercise of Conversion Rights by a Bondholder, and the Cash Settled Amount was greater than or equal to GBP0.01 on the relevant Conversion Date, the Issuer shall pay to the relevant Bondholder an additional amount (the "Additional Cash Amount") equal to the Market Price of such number of Ordinary Shares equal to that by which the number of Reference Ordinary Shares would have been increased if the relevant adjustment to the Conversion Price had been made and become effective immediately after the relevant record date, including for this purpose, any fraction of an Ordinary Share.

     The Issuer will pay the Additional Cash Amount not later than seven days following the Reference Date by sterling cheque drawn on, or by transfer to a sterling account maintained with, a bank in London in accordance with instructions contained in the relevant Conversion Notice.

     "Market Price" means the Volume Weighted Average Price of an Ordinary Share on the Reference Date (or if that is not a dealing day, on the next following dealing day).

(m)  Purchase or Redemption by the Issuer of its own Shares

     The Issuer may exercise such rights as it may from time to time enjoy to purchase or redeem its own shares (including Ordinary Shares) without the consent of the Bondholders or the Couponholders.

7    Redemption and Purchase
     (a) Final Redemption

          Unless previously purchased and cancelled, redeemed or converted as herein provided, the Bonds will be redeemed at their principal amount on the Final Maturity Date. The Bonds may only be redeemed at the option of the Issuer prior to the Final Maturity Date in accordance with Condition 7(b).

     (b)  Redemption at the Option of the Issuer

          On giving not less than 30 nor more than 90 days' notice (an "Optional Redemption Notice") to the Trustee and to the Bondholders in accordance with Condition 17, the Issuer may redeem all but not some only of the Bonds on the date (the "Optional Redemption Date") specified in the Optional Redemption Notice at their principal amount together with accrued interest up to but excluding the Optional Redemption Date if:

      (i) at any time on or after 4 February 2007, on more than 20 dealing days during any period of 30 consecutive dealing days ending not earlier than 14 days prior to the giving of the relevant Optional Redemption Notice, the closing price of an Ordinary Share as published in the London Stock Exchange's Daily Official List for each such dealing day exceeds 130 per cent. of the Conversion Price (as adjusted) in effect (or deemed to be in effect) on each such dealing day; or

     (ii) at any time prior to the date on which the relevant Optional Redemption Notice is given, Conversion Rights shall have been exercised and/or purchases (and corresponding cancellations) effected in respect of 85 per cent. or more in principal amount of the Bonds originally issued.

For the purposes of Condition 7(b)(i), if on any dealing day in such 30 dealing day period the closing price on such dealing day shall have been quoted cum-Dividend (or cum-any other entitlement) the closing price of an Ordinary Share on such dealing day shall be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such Dividend or entitlement per Ordinary Share as at the date of first public announcement of such Dividend (or entitlement) (excluding in any case any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom).

For the purposes of Condition 7(b)(ii) the principal amount of the Bonds originally issued shall be the aggregate of the principal amount of the Bonds and the principal amount of any further bonds issued pursuant to Condition 18 and consolidated and forming a single series with the Bonds, but shall not take account of any Conversion Rights exercised or purchases and corresponding cancellations.

   (c)    Optional Redemption Notice
          Any Optional Redemption Notice shall be irrevocable. Any such notice shall specify (i) the Optional Redemption Date, (ii) the Conversion Price, the aggregate principal amount of the Bonds outstanding and the closing price of the Ordinary Shares as derived from the Daily Official List of the London Stock Exchange, in each case as at the latest practicable date prior to the publication of the Optional Redemption Notice, and (iii) the last day on which Conversion Rights may be exercised by Bondholders.

  (d)     Redemption at the option of Bondholders

          Following the occurrence of a Relevant Event, the holder of each Bond will have the right to require the Issuer to redeem that Bond on the Relevant Event Put Date at its principal amount together with accrued interest. To exercise such right, the holder of the relevant Bond must present such Bond, together with all Coupons relating thereto in respect of Interest Payment Dates falling after the Relevant Event Put Date at the specified office of any Paying and Conversion Agent together with a duly completed and signed notice of exercise, in the form for the time being current, obtainable from the specified office of any Paying and Conversion Agent together with a duly completed and signed notice of exercise, in the form for the time being current, obtainable from the specified office of any Paying and Conversion Agent ("Relevant Event Put Exercise Notice") at any time in the Relevant Event Period. The "Relevant Event Put Date" shall be the fourteenth calendar day after the expiry of the Relevant Event Period.

          Payment in respect of any such Bond shall be made by sterling cheque drawn on, or by transfer to, a sterling account maintained with a bank in London specified by the relevant Bondholder in the applicable Relevant Event Put Exercise Notice.

          A Relevant Event Put Exercise Notice, once delivered, shall be irrevocable and the Issuer shall redeem all Bonds the subject of Relevant Event Put Exercise Notices delivered as aforesaid on the Relevant Event Put Date.

          The Trustee shall not be required to take any steps to ascertain whether a Relevant Event or any event which could lead to the occurrence of a Relevant Event has occurred and shall not have any liability in relation thereto.

   (e)    Purchase
          Subject to the requirements (if any) of the UK Listing Authority or the London Stock Exchange or any other stock exchange on which the Bonds may be listed at the relevant time, the Issuer or any Subsidiary of the Issuer may at any time purchase Bonds (provided that all unmatured Coupons relating to them are purchased therewith or attached thereto) in the open market or otherwise at any price. Such Bonds may be held, resold or reissued, or, at the option of the Issuer, surrendered to any Paying and Conversion Agent for cancellation. Any purchase by tender shall be made available to all Bondholders alike.

  (f)     Cancellation
          All Bonds which are redeemed or in respect of which Conversion Rights are exercised will be cancelled (together with all unmatured Coupons attached thereto surrendered therewith) and may not be reissued or resold. Bonds purchased by the Issuer or any of its Subsidiaries may be surrendered for cancellation or may be held, reissued or re-sold.

  (g)     Multiple Notices

          If more than one notice of redemption is given pursuant to this Condition 7, the first such notices to be given shall prevail.

8    Payments
     (a) Method of Payment Payment of the principal amount of the Bonds will be made against presentation and surrender (or, in the case of partial payment, endorsement) of Bonds and payment of any interest due on an Interest Payment Date will be made against presentation and surrender (or, in the case of partial payment, endorsement) of Coupons, at the specified office of any Paying and Conversion Agent by sterling cheque drawn on, or by transfer to a sterling account maintained by the payee with, a bank in London. Payments of interest due in respect of Bonds other than on an Interest Payment Date shall be made only against presentation and either surrender or endorsement (as appropriate) of the relevant Bond.

          Any Change of Control Cash Amount and/or Redemption Price shall be paid by the Issuer by not later than the fifth dealing day following the end of the Redemption Price Calculation Period or, if that is not a London business day, the next following such day by a sterling cheque drawn on, or by transfer to a sterling account with, a bank in London in accordance with instructions contained in the relevant Conversion Notice.

          Payments of all other amounts will be made as provided in these Conditions.

    (b)   Payments subject to fiscal laws
          All payments are subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment. No commissions or expenses shall be charged to the Bondholders or Couponholders in respect of such payments.

    (c)   Surrender of unmatured Coupons
          Each Bond should be presented for payment together with all unmatured Coupons relating to it, failing which the amount of any such missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon which the sum of the amount so paid in respect of the relevant Bonds bears to the total amount due in respect of the relevant Bonds) will be deducted from the sum due for payment. Each amount so deducted will be paid in the manner mentioned above against surrender of the relevant missing Coupon not later than ten years after the Relevant Date for the relevant payment in respect of the relevant Bonds.

          For the purposes hereof and save as otherwise provided herein, "unmatured Coupons" means Coupons maturing after the due date for redemption of the Bonds to which they appertain.

     (d)  Non-business days

          A Bond or Coupon may only be presented for payment on a day which is a business day in the place of presentation (and in the case of payment by transfer to a sterling account, a business day in London). No further interest or other payment will be made as a consequence of the day on which the relevant Bond or Coupon may be presented for payment under this paragraph 8(d) falling after the due date.

     (e)  Paying and Conversion Agents, etc.

          The initial Paying and Conversion Agents and their initial specified offices are listed below. The Issuer reserves the right under the Agency Agreement at any time, with the prior written approval of the Trustee (which approval shall not be unreasonably withheld or delayed), to vary or terminate the appointment of any Paying and Conversion Agent and appoint additional or other Paying and Conversion Agents outside the United States and its possessions, provided that it will (i) maintain a Principal Paying and Conversion Agent, (ii) maintain Paying and Conversion Agents having specified offices in at least two major European cities including, so long as the Bonds are admitted to the Official List of the UK Listing Authority and admitted to trading by the London Stock Exchange and the rules of the UK Listing Authority or the London Stock Exchange so require, a Paying and Conversion Agent having a specified office in London and (iii) if European Council Directive 2003/48 EC or any other Directive implementing the conclusions of the ECOFIN Council Meeting of 26-27 November 2000 is brought into force, maintain a Paying and Conversion Agent in an EU Member State that will not be obliged to withhold or deduct tax pursuant to the EU Savings Tax Directive. Notice of any change in the Paying and Conversion Agents or their specified offices will promptly be given to the Bondholders in accordance with Condition 17.

     (f) Fractions
         When making payments to Bondholders, if the relevant payment is not of an amount which is a whole multiple of the smallest unit of the relevant currency in which such payment is to be made, such payment will be rounded down to the nearest unit.

9    Taxation
     All payments of principal and interest by or on behalf of the Issuer in respect of the Bonds and the Coupons shall be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any jurisdiction or any political subdivision thereof or any authority thereof or therein having power to tax unless such withholding or deduction is required by law. In that event the relevant payment will be made subject to such withholding or deduction. The Issuer will not be required to pay any additional or further amounts in respect of such withholding or deduction.

10   Events of Default
     The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in nominal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution of the
     Bondholders shall (subject in each case to being indemnified to its satisfaction), give notice to the Issuer that the Bonds are, and they shall accordingly thereby immediately become, due and repayable at their principal amount together with accrued interest if any of the following events (each an "Event of Default") shall have occurred:

     (a) if default is made in the payment of any sum due in respect of the Bonds or any of them and such default continues for a period of 14 days; or

     (b) if the Issuer fails to perform or observe any of its other obligations under these Conditions or the Trust Deed and (except where the Trustee considers such failure to be incapable of remedy when no such continuation or notice as is hereafter mentioned will be required) such failure continues for the period of 30 days (or such longer period as the Trustee may permit) next following the service by the Trustee on the Issuer of notice requiring the same to be remedied; or

     (c) if any Financial Indebtedness of the Issuer or any Subsidiary of the Issuer becomes due and repayable prematurely by reason of an event of default (howsoever described) or the Issuer or any Subsidiary of the Issuer fails to make any payment in respect thereof on the due date for such payment as extended by any applicable grace period as provided for in the documentation evidencing such Financial Indebtedness or the security given by the Issuer or any Subsidiary of the Issuer for any such Financial Indebtedness becomes enforceable and steps are taken to enforce the same, provided that no such event as aforesaid shall constitute an Event of Default unless the aggregate principal amount of all such Financial Indebtedness outstanding and for the time being unpaid shall be an amount equal to at least 3 per cent. of the Adjusted Share Capital and Reserves; or

     (d) if the Issuer or any Principal Subsidiary is deemed unable to pay its debts within the meaning of section 123(1)(a), (b), (c) or (d) of the Insolvency Act 1986 (as that section may be amended by order under section 416 of that Act or otherwise) or the Issuer or any Principal Subsidiary becomes unable to pay its debts as they fall due;

     (e) if the Issuer or any Principal Subsidiary suspends making payments (whether of principal or interest) with respect to all or any class of its debts having an aggregate principal amount equal to at least 3 per cent. of the Adjusted Share Capital and Reserves or formally announces an intention to do so, save for the purposes of reorganisation or other similar arrangement on terms approved in writing by the Trustee; or

     (f) if the Issuer or any Principal Subsidiary shall cease or threaten to cease to carry on the whole or substantially the whole of its business, save, in the case of a Principal Subsidiary, upon the disposal to the Issuer or another Subsidiary of the Issuer or for full consideration or, in any case, in compliance with the provisions of Condition 15(c) or for the purposes of reorganisation or other similar arrangement on terms approved in writing by the Trustee; or

     (g) if any kind of composition, scheme of arrangement, compromise or similar arrangement involving the Issuer or any Principal Subsidiary and their respective creditors generally (or any class of them) being creditors in respect of indebtedness having an aggregate principal amount equal to at least 3 per cent. of the Adjusted Share Capital and Reserves is entered into save for the purposes of reorganisation or other similar arrangement on terms approved in writing by the Trustee; or

     (h) if any administrative or other receiver or any manager of the Issuer or any Principal Subsidiary is appointed over the whole or a substantial part of their respective property, or any charge or other security over the whole or a substantial part of the Issuer's or any Principal Subsidiary's property is enforced or any kind of attachment, sequestration, distress or execution against the whole or a substantial part of the Issuer's or any Principal Subsidiary's property is levied, enforced or sued out and is not removed, discharged or paid out within 14 days; or

     (i) if any order is made or  resolution  passed for the  winding up of the Issuer or any Principal Subsidiary except for an order or resolution for the solvent winding up of a Principal Subsidiary where the assets thereof attributable directly or indirectly to the Issuer are distributed to any one or more of the Issuer and its Subsidiaries, or an administration order is made in relation to the Issuer or any Principal Subsidiary, save in each case for the purposes of reorganisation or other similar arrangement on terms approved in writing by the Trustee; or

     (j) if there occurs, in relation to the Issuer or any Principal Subsidiary, in any country or territory in which it carries on business or to the jurisdiction of whose courts it or any of its property is subject any event which appears to the Trustee to correspond in that country or territory with any of those mentioned in paragraphs (d) to (i) inclusive above or the Issuer or any Principal Subsidiary otherwise becomes subject, in any such country or territory, to any law relating to insolvency, bankruptcy or liquidation, save for the purposes of reorganisation or other similar arrangement on terms approved in writing by the Trustee;

provided, in the case of any such Events of Default other than those described in sub-paragraph (a) and (in the case of the winding up of the Issuer) (i) above, the Trustee shall have certified to the Issuer that such Event of Default is in its opinion materially prejudicial to the interests of the Bondholders.

11   Undertakings
     (a) The Issuer shall:

          (i) procure that a resolution to disapply pre-emption rights of Shareholders under Section 89 of the Companies Act 1985 in respect of a sufficient amount of equity securities for the Issuer to be able to satisfy Conversion Rights in full by the delivery of Ordinary Shares is put to Shareholders at the first annual general meeting of the Issuer held after 31 December 2003 and at each successive annual general meeting thereafter until such a resolution is passed; and

          (ii) give notice to Bondholders and the Trustee as soon as is practicable following the passing of such a resolution to increase the Conversion Amount and reduce the Cash Settled Amount to the extent permissible by such resolution and applicable laws.

     (b) Whilst any Conversion Right remains exercisable, the Issuer will, save with the approval of an Extraordinary Resolution or with the prior written approval of the Trustee where, in its opinion, it is not materially prejudicial to the interests of the Bondholders to give such approval:

          (i) issue, allot and deliver Ordinary Shares on exercise of Conversion Rights in accordance with these Conditions and at all times keep available for issue free from pre-emptive or other similar rights out of its authorised but unissued ordinary share capital such number of Ordinary Shares as would enable it to issue in full such number of Ordinary Shares as are required to be issued by it upon exercise of Conversion Rights (to the extent of the Conversion Amount) and all other rights of subscription and exchange for and conversion into Ordinary Shares;

         (ii) not issue or pay up any Securities, in either case by way of capitalisation of profits or reserves, other than:

               (A) by the issue of fully-paid Ordinary  Shares or other
                   Securities to the Shareholders and other holders of shares in the capital of the Issuer which by their terms entitle the holders thereof to receive Ordinary Shares or other Securities on a capitalisation of profits or reserves; or

               (B) by the  issue  of  Ordinary  Shares  paid up in full  out of profits or reserves (in accordance with applicable law) and issued wholly, ignoring fractional entitlements, in lieu of the whole or part of a cash dividend; or

               (C) by the issue of fully-paid  equity share capital (other than
                   Ordinary Shares) to the holders of equity share capital of the same class and other holders of ordinary shares in the capital of the Issuer which by their terms entitle the holders thereof to receive equity ordinary share capital
                  (other than Ordinary Shares) on a capitalisation  of profits or reserves,

unless, in any such case, the same gives rise (or would, but for the provisions of Condition 6(g) relating to the carry forward of adjustments, give rise) to an adjustment to the Conversion Price;

        (iii) not in any way modify the rights attaching to the Ordinary Shares with respect to voting, dividends or liquidation nor issue any other class of equity ordinary share capital carrying any rights which are more favourable than such rights but so that nothing in this Condition 11(b)(iii) shall prevent:

               (A) the issue of any equity  ordinary share capital to employees or former employees or directors (including directors holding or formerly holding executive office or the personal service company of any such person) (or the spouse or relative of any such person) whether of the Issuer or any of the Issuer's subsidiaries or associated companies pursuant to any pursuant to any employees' share scheme as defined in
                   Section 743 of the Companies Act 1985; or

              (B) any  consolidation  or subdivision of the Ordinary  Shares or the conversion of any Ordinary Shares into stock or vice versa; or

              (C) any  modification  of such  rights  which is not,  in the opinion of an Independent Financial Adviser, materially prejudicial to the interests of the Bondholders; or

              (D) any  alteration to the Articles of Association of the Issuer made in connection with the matters described in this Condition 11 or which is supplemental or incidental to any of the foregoing (including any amendment made to enable or facilitate procedures relating to such matters and any amendment dealing with the rights and obligations of holders of Securities, including Ordinary Shares, dealt with under such procedures); or

              (E) any issue of equity ordinary share capital where the issue of such equity share capital results or would, but for the provisions of any other Condition, otherwise result in an adjustment of the Conversion Price; or

              (F) any issue of equity  ordinary share capital or  modification of rights attaching to the Ordinary Shares where prior thereto the Issuer shall have instructed an Independent Financial Adviser, to determine what (if any) adjustments should be made to the Conversion Price as being fair and reasonable to take account thereof and such Independent Financial Adviser shall have determined either that no adjustment is required or that an adjustment to the Conversion Price is required and, if so, the new Conversion Price as a result thereof and the basis upon which such adjustment is to be made and, in any such case, the date on which the adjustment shall take effect (and so that the adjustment shall be made and shall take effect accordingly);

         (iv) procure that no Securities (whether issued by the Issuer or any Subsidiary or procured by the Issuer or any Subsidiary to be issued or issued by any other person pursuant to any arrangement with the Issuer or any Subsidiary) issued without rights to convert into, or exchange or subscribe for, Ordinary
              Shares shall subsequently be granted such rights exercisable at a consideration per Ordinary Share which is less than 95 per cent. of the Current Market Price per Ordinary Share at the close of business on the last dealing day preceding the date of the announcement of the proposed inclusion of such rights unless the same gives rise (or would, but for the provisions of Condition 6(g) relating to the carry forward of adjustments, give rise) to an adjustment to the Conversion Price and that at no time shall there be in issue Ordinary Shares of differing nominal values, save where such Ordinary Shares have the same economic rights;

          (v) not make any issue, grant or distribution or take any other action if the effect thereof would be that, on the conversion of Bonds, Ordinary Shares would (but for the provisions of Condition 6(e)) have to be issued at a discount or otherwise could not, under any applicable law then in effect, be legally issued as fully-paid;

         (vi) not reduce its issued share capital, share premium account or capital redemption reserve or any uncalled liability in respect thereof or any non-distributable reserves except (A) pursuant to the terms of issue of the relevant share capital or
              (B) by means of a purchase or redemption of share capital of the Issuer to the extent permitted by applicable law or (C) as permitted by Section 130(2) of the Companies Act 1985 or (D) where the reduction does not involve any distribution of assets or (E) where the reduction results in (or would, but for the provisions of Condition 6(g) relating to the carry forward of adjustments, result in) an adjustment to the Conversion Price or (F) solely in relation to a change in the currency in which the nominal value of the Ordinary Shares is expressed or (G) pursuant to a Newco Scheme or (H) by way of, or involving, a transfer to reserves under applicable law;

        (vii) if any offer is made to all (or as nearly as may be practicable all) Shareholders (or all (or as nearly as may be practicable all) such Shareholders other than the offeror and/or any associates of the offeror (as defined in Section 430E(4) of the Companies Act 1985 or any modification or re-enactment thereof)) to acquire all or a majority of the issued ordinary share capital of the Issuer, or if a scheme (other than a Newco Scheme) is proposed with regard to such acquisition, give notice of such offer or scheme to the Trustee and the Bondholders at the same time as any notice thereof is sent to its Shareholders (or as soon as practicable thereafter) that details concerning such offer or scheme may be obtained from the specified offices of the Paying and Conversion Agents and, where such an offer or scheme has been recommended by the Board of Directors of the Issuer, or where such an offer has become or been declared unconditional in all respects, use its reasonable endeavours to procure that a like offer or scheme is extended to the holders of any Ordinary Shares issued during the period of the offer or scheme arising out of the exercise of the Conversion Rights and/or to the holders of the Bonds; and

       (viii) use its  reasonable  endeavours  to ensure  that the  Ordinary
              Shares issued upon conversion of the Bonds will be admitted to the Official List of the UK Listing Authority and admitted to trading by the London Stock Exchange in accordance with their respective rules and will be listed, quoted or dealt in on any other stock exchange or securities market on which the Ordinary Shares may then be listed or quoted or dealt in.

       As used in these Conditions, "ordinary share capital" has the meaning given to it in Section 832 of the Income and Corporation Taxes Act 1988 and "equity share capital" has the meaning given to it in Section 744 of the Companies Act 1985.

12   Prescription
     Claims in respect of principal or any other amount payable upon presentation of the Bonds shall become void unless presentation for payment is made as required by Condition 8 within a period of 10 years in the case of principal and five years in the case of interest from the appropriate Relevant Date. Claims for interest payable on an Interest Payment Date shall become void unless the relevant Coupon is presented as required by Condition 8 within a period of 5 years from the appropriate Relevant Date.

     Claims in respect of any other amounts payable in respect of the Bonds shall become void unless made within 10 years following the due date for payment thereof.

13   Replacement of Bonds and Coupons
     If any Bond or Coupon is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Paying and Conversion Agent in London for the time being subject to all applicable laws and stock exchange requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence and indemnity as the Issuer may require. Mutilated or defaced Bonds or Coupons must be surrendered before replacements will be issued.

14   Meetings of Bondholders, Modification and Waiver
     (a) Meetings of Bondholders
     The Trust Deed contains provisions for convening meetings of Bondholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of these Conditions or any provisions of the Trust Deed. Such a meeting may be convened by the Issuer or the Trustee and shall be convened by the Issuer if required in writing by Bondholders holding not less than 10 per cent. in principal amount of the Bonds for the time being outstanding. The quorum for any meeting convened to consider an Extraordinary Resolution will be one or more persons holding or representing a clear majority in principal amount of the Bonds for the time being outstanding, or at any adjourned meeting one or more persons being or representing Bondholders whatever the principal amount of the Bonds so held or represented, unless the business of such meeting includes consideration of proposals, inter alia, (i) to modify the maturity of the Bonds or the dates on which interest is payable in respect of the Bonds, (ii) to reduce or cancel the principal amount, or interest on, the Bonds, (iii) to increase the Conversion Price other than in accordance with these Conditions, (iv) to change the currency of any payment in respect of the Bonds, (v) to modify or vary the Conversion Rights in respect of the Bonds, or (vi) to modify the provisions concerning the quorum required at any meeting of Bondholders or the majority required to pass an Extraordinary Resolution, in which case the necessary quorum will be one or more persons holding or representing not less than two-thirds, or at any adjourned meeting not less than one-third, in principal amount of the Bonds for the time being outstanding. Any Extraordinary Resolution duly passed shall be binding on Bondholders (whether or not they were present at the meeting at which such resolution was passed) and on all Couponholders.

     (b) Modification and Waiver
         The Trustee may agree, without the consent of the Bondholders or Couponholders, to (i) any modification of any of the provisions of the Trust Deed, any trust deed supplemental to the Trust Deed, the Agency Agreement, any agreement supplemental to the Agency Agreement, the Bonds, the Coupons or these Conditions which in the Trustee's opinion is of a formal, minor or technical nature or is made to correct a manifest or proven error or to comply with mandatory provisions of law, and (ii) any other modification to the Trust Deed, any trust deed supplemental to the Trust Deed, the Agency Agreement, any agreement supplemental to the Agency Agreement, the Bonds or the Coupons or these Conditions (except as mentioned in the Trust Deed), and any waiver or authorisation of any breach or proposed breach, of any of the provisions of the Trust Deed, any trust deed supplemental to the Trust Deed, the Agency Agreement, any agreement supplemental to the Agency Agreement, the Bond, or Coupons or these Conditions which is, in the opinion of the Trustee, not materially prejudicial to the interests of the Bondholders. The Trustee may, without the consent of the Bondholders or Couponholders, determine that an Event of Default should not be treated as such, provided that in the opinion of the Trustee, the interests of Bondholders will not be materially prejudiced thereby. Any such modification, authorisation or waiver shall be binding on the Bondholders and the Couponholders and, if the Trustee so requires, such modification shall be notified to the
         Bondholders and the Couponholders promptly in accordance with Condition 17.

     (c) Substitution
          The Trustee may, without the consent of the Bondholders or Couponholders, agree with the Issuer to the substitution in place of the Issuer (or any previous substitute under this paragraph) as the principal debtor under the Bonds, the Coupons and the Trust Deed of any other Subsidiary of the Issuer or of Newco, subject to (a) (other than in the case of a Newco Scheme) the Bonds being unconditionally and irrevocably guaranteed by the Issuer, (b) the Bonds (other than in the case of a Newco Scheme) continuing to be convertible or exchangeable into Ordinary Shares as provided in these Conditions (in the case of a Newco Scheme, being convertible into ordinary shares in Newco), (c) the Trustee being satisfied that the interests of the Bondholders will not be materially prejudiced by the substitution, and
          (d) certain other conditions set out in the Trust Deed being complied with. In the case of such a substitution the Trustee may agree, without the consent of the Bondholders or the Couponholders, to a change of the law governing the Bonds, the Coupons and/or the Trust Deed provided that such change would not in the opinion of the Trustee be materially prejudicial to the interests of the Bondholders. Any such substitution shall be binding on the Bondholders and the Couponholders and shall be notified promptly to the Bondholders in accordance with Condition 17.

     (d) Entitlement of the Trustee
          In connection with the exercise of its functions (including but not limited to those referred to in this Condition) the Trustee shall have regard to the interests of the Bondholders as a class and, in particular but without limitation, shall not have regard to the consequences of the exercise of its trusts, powers or discretions for individual Bondholders or Couponholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory, and the Trustee shall not be entitled to require, nor shall any Bondholder or Couponholder be entitled to claim, from the Issuer or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Bondholders or Couponholders.

15   Enforcement
     The Trustee may at any time, at its discretion and without notice, take such proceedings against the Issuer as it may think fit to enforce the provisions of the Trust Deed, the Bonds and the Coupons, but it shall not be bound to take any such proceedings or any other action in relation to the Trust Deed, the Bonds or the Coupons unless (i) it shall have been so directed by an Extraordinary Resolution of the Bondholders or so requested in writing by the holders of at least one-quarter in principal amount of the Bonds then outstanding, and (ii) it shall have been indemnified to its satisfaction. No Bondholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure shall be continuing.

16   The Trustee
     The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including relieving it from taking proceedings unless indemnified to its satisfaction. The Trustee is entitled to enter into business transactions with the Issuer and any entity related to the Issuer without accounting for any profit. The Trustee may rely without liability to Bondholders or Couponholders on a report, confirmation or certificate of any accountants, auditors, financial advisers or investment bank, whether or not addressed to it and whether their liability in relation thereto is limited (by its terms or by any engagement letter relating thereto entered into by the Trustee or in any other manner) by reference to a monetary cap, methodology or otherwise. The Trustee shall be obliged to accept and be entitled to rely on any such report, confirmation or certificate where the Issuer procures delivery of the same pursuant to its obligation to do so under a condition hereof and such report, confirmation or certificate shall be binding on the Issuer, the Trustee, the Bondholders and the Couponholders in the absence of manifest or proven error.

17   Notices
     All notices regarding the Bonds will be valid if published in one leading daily newspaper in the United Kingdom (which is expected to be the Financial Times) or, if this is not possible, in one other leading English language daily newspaper with general circulation in Europe. The Issuer shall also ensure that all notices are duly published in a manner which complies with the rules and regulations of any stock exchange or other relevant authority on which the Bonds are for the time being listed. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication or, if required to be published in more than one newspaper, on the date of the first such publication in all the required newspapers. If publication as provided above is not practicable, notice will be given in such other manner, and shall be deemed to have been given on such date, as the Trustee may approve.

     Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the Bondholders in accordance with this Condition.

18   Further Issues
     The Issuer may from time to time without the consent of the Bondholders create and issue further notes, bonds or debentures either having the same terms and conditions in all respects as the outstanding notes, bonds or debentures of any series (including the Bonds) (or in all respects except for the first payment of interest on them and so that such further issue shall be consolidated and form a single series with the outstanding notes, bonds or debentures of any series (including the Bonds)) or upon such terms as to interest, conversion, premium, redemption and otherwise as the Issuer may determine at the time of their issue. Any further notes, bonds or debentures forming a single series with the outstanding notes, bonds or debentures of any series (including the Bonds) constituted by the Trust Deed or any deed supplemental to it shall, and any other notes, bonds or debentures may, with the consent of the Trustee, be constituted by a deed supplemental to the Trust Deed. The Trust Deed contains provisions for convening a single meeting of the Bondholders and the holders of notes, bonds or debentures of other series in certain circumstances where the Trustee so decides.

19   Contracts (Rights of Third Parties) Act 1999
     No person shall have any right to enforce any term or condition of the Bonds under the Contracts (Rights of Third Parties) Act 1999.

20   Governing Law
     The Trust Deed, the Agency Agreement, the Bonds and the Coupons are governed by, and shall be construed in accordance with, English law.

              SUMMARY OF PROVISIONS RELATING TO THE BONDS WHILE IN
                                   GLOBAL FORM

The Temporary Global Bond and the Global Bond contain provisions which apply to the Bonds while they are in global form, some of which modify the effect of the terms and conditions of the Bonds set out in this document. The following is a summary of certain of those provisions. References to a particular Condition are to a Condition of the relevant Bonds.

1.    Exchange
The Temporary Global Bond is exchangeable in whole or in part for interests in the Global Bond on or after a date which is expected to be 1 March 2004 upon certification that the beneficial owners are not U.S. persons or persons who have acquired interests in such Bonds for resale to any U.S. person, in the form set out in the Temporary Global Bond. The Global Bond is exchangeable in whole but not in part (free of charge to the holder) for the Definitive Bonds described below (a) if the Global Bond is held on behalf of a clearing system and such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, or (b) if the Issuer would suffer a material disadvantage in respect of the Bonds as a result of a change in the laws or regulations (taxation or otherwise) of any jurisdiction in which the Issuer is for the time being incorporated which would not be suffered were the Bonds represented by such Global Bond in definitive form and a certificate to such effect signed by two Directors of the Issuer is delivered to the Trustee. Thereupon (in the case of (a) above) the holder may give notice to the Trustee, and (in the case of (b) above) the Issuer may give notice to the Trustee and the Bondholders, of its intention to exchange the Global Bond for Definitive Bonds on or after the Exchange Date (as defined below) specified in the notice.

On or after the Exchange Date (as defined below) the holder of the Global Bond may surrender the Global Bond to or to the order of the Principal Paying and Conversion Agent. In exchange for the Global Bond the Issuer shall deliver, or procure the delivery of, an equal aggregate principal amount of duly executed and authenticated definitive Bonds (the "Definitive Bonds") (having attached to them all Coupons in respect of interest which has not already been paid on the Global Bond), security printed in accordance with any applicable legal and stock exchange requirements and in, or substantially in, the form set out in Schedule 1 to the Trust Deed. On exchange of the Global Bond, the Issuer will procure that it is cancelled.

"Exchange Date" means a day falling not less than 60 days after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Principal Paying and Conversion Agent is located and, except in the case of exchange pursuant to (a) above, in the cities in which the relevant clearing system is located.

2.    Payments
No person shall be entitled to receive any payment on the Temporary Global Bond unless exchange for the relevant interest in the Global Bond is improperly withheld or refused. Payments of principal and interest in respect of the Global Bond will be made against presentation for endorsement and, if no further payment falls to be made on it, surrender of the Global Bond to or to the order of the Principal Paying and Conversion Agent or such other Paying and Conversion Agent as shall have been notified to the Bondholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to the Global Bond, which endorsement will be prima facie evidence that such payment has been made.

3.    Notices
So long as the Bonds are represented by the Global Bond and the Global Bond is held on behalf of a clearing system, notices required to be given to Bondholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders rather than by publication as required by the Conditions. Any such notice shall be deemed to have been given to the Bondholders on the day after the day on which such notice is delivered to that clearing system.

4.    Prescription
Claims against the Issuer in respect of principal and interest on the Bonds represented by the Global Bond will become void unless it is presented for payment within a period of ten years (in the case of principal) and five years (in the case of interest) from the appropriate Relevant Date (as defined in the Conditions).

5.    Meetings
The holder of the Global Bond will be treated at a meeting of Bondholders as having one vote in respect of each GBP1,000 in principal amount of Bonds.

6.    Purchase and Cancellation
Cancellation of any Bond represented by the Global Bond required by the Conditions to be cancelled following its purchase will be effected by reduction in the principal amount of the Global Bond.

7.    Trustee's Powers
In considering the interests of Bondholders while the Global Bond is held on behalf of a clearing system, the Trustee may have regard to any information provided to it by such clearing system or its operator as to the identity (either individually or by category) of its accountholders with entitlements to the Global Bond and may consider such interests as if such accountholders were the holder of the Global Bond.

8.    Conversion Rights
The Conversion Rights in respect of the Bonds will be exercisable by presentation of the Global Bond to or to the order of the Principal Paying and Conversion Agent for notations of exercise of the relevant Conversion Rights together with one or more duly completed Conversion Notices. Conversion Rights may not be exercised in respect of any Bond while such Bond is represented by the Temporary Global Bond.

9.    Exercise of Bondholder's Option
In order to exercise the option contained in Condition 7(d) (Redemption at the option of Bondholders) the bearer of a Global Bond must, within the period specified in the Conditions for the deposit of the relevant Bond and Relevant Event Exercise Put Notice, give written notice of such exercise to the relevant Paying and Conversion Agent specifying the principal amount of Bonds in respect of which such option is being exercised. Any such notices will be irrevocable and may not be withdrawn.

                                  RISK FACTORS

Prior to making an investment decision, prospective purchasers of the Bonds should carefully consider the risk factors set out below in addition to other information contained in this Offering Circular.

GROUP RELATED RISK FACTORS
The Group needs to recruit and retain key personnel; otherwise results of operations could be adversely affected.

The Group is reliant on the continuing service of a number of key personnel for the management of its activities and strategic guidance. The loss of one or more of its top management could, if suitable replacements are not recruited on a timely basis, have an adverse effect on the results of operations.

The CEO of Hard Rock resigned in early 2003 and has yet to be replaced. Rank's CEO has assumed overall responsibility for the division assisted by an experienced senior Rank executive who has been seconded to the division pending the appointment of a successor.

The Group introduced a Long Term Incentive Plan in 2000 which provides for selected executives to be given restricted awards over existing Ordinary Shares with a market value of up to one times base salary. In addition, the Board of Directors regularly reviews succession planning requirements across the Group.

Adverse results in historical litigation cases could have a material adverse effect on the financial condition of the Group.

The Group has a number of outstanding litigation cases. The risk exists that these cases may be settled at a financial cost to the Group. Rank is involved in a dispute with Serena Holdings Limited over the purchase consideration for an acquisition in 1991 which has been referred to an expert for determination. Details of the dispute are also contained in paragraph 16 of the section entitled "General Information". The determination process provided for each party to present four written submissions; the fourth submissions were presented by each party on 31 March 2003. The parties and the expert agreed that further submissions should be made in relation to one issue in dispute. The last submissions are due to be exchanged in January or February 2004. The dispute concerns the accounts and the profits of the businesses based upon which an additional purchase consideration may be payable. In its fourth submission, Serena Holdings Limited has claimed that additional purchase consideration of GBP35.9 million is payable with interest due thereon. The Board of Directors is strongly resisting the payment of any further sum and such interest. At the present time, the outcome to the Group cannot be determined and the potential liability cannot be quantified. However, it is the opinion of the Board of Directors that it is unlikely that the outcome of this dispute will have a material effect on the Group's financial position.

Subsidiary undertakings are involved in actions, including one class action suit, in the U.S.. The actions are being vigorously contested. At this time, it is not possible to determine the likely outcome of such actions. The Board of Directors believes that none of these actions will have a material adverse effect on the financial position of the Group.

Currency exchange rate fluctuations, particularly in respect of the U.S. dollar, impact the Group's earnings.

A  number  of  the  Group's  businesses  are  based  in  the  U.S.  and  Canada.
Fluctuations in exchange rates will therefore impact earnings and, in particular, the weakening of the U.S. dollar could reduce the Group's earnings. The net translation effect of changes in average exchange rates between 30 June 2002 and 30 June 2003 was to decrease turnover by GBP26.5 million and profit before tax and exceptional items by GBP3.4 million. The average noon buying rates affecting the Group were:



                                                                                        June 2003     2002        2001      2000
_________________________________________________________________________________________________________________________________

U.S. dollar                                                                               1.65        1.51        1.44      1.51

Canadian dollar                                                                           2.23        2.36        2.23      2.25
_________________________________________________________________________________________________________________________________




Cash  contributions  to Rank's  pension fund could be required over time.
Rank operates a defined benefits pension fund in the UK which has been closed to new members since 2001. As at 31 December 2002, the fund had a deficit of GBP90.9 million (GBP63.6 million net of a deferred tax asset), as calculated under FRS 17, as a result of the general decline in equity prices around that time. Pension funding requirements depend on various factors, including interest rate levels, taxation, regulatory requirements for funding purposes and changes to pension plan benefits. It is possible that further adverse changes to such variables could cause Rank to be required to contribute additional cash sums to the pension fund.

Rank's divisions operate in highly competitive industries. The Group's leisure and entertainment businesses compete with many companies providing the same, or similar, products and services, with a wide variety of leisure and entertainment alternatives. Failure to maintain Rank's competitiveness could reduce profitability and market share.

Gaming
The Group's gaming businesses face competition from other operators and from other forms of betting and leisure activities. The UK bingo market is highly fragmented; however Rank does have one major competitor - Gala - which operates approximately 170 bingo clubs in the UK. As at 31 December 2003, Rank operated 121 bingo clubs in the UK and was the second largest operator in the UK.

As at 31 December 2003, Rank also operated 34 casinos in the UK, making it the second largest operator in the UK. Other major UK casino operators include Stanley Leisure, Gala and London Clubs. The majority of the bingo and casino competitors and betting operators in the UK have existing on-line operations, which compete with Rank's e-gaming businesses. Proposed changes in UK gaming legislation may also encourage new entrants in the gaming marketplace and may result in additional obligations for existing operators which could affect the future profitability of the Group. For more information see the paragraph entitled "Government Regulations" in the section headed "Description of the Rank Group".

The Gaming division operates in a highly competitive market and any failure to keep up with market developments could reduce the profitability of the business and adversely impact market share. The successful development and launch of new products may be necessary in order to maintain the Group's current market position.

Hard Rock
The restaurant and retail merchandising industries are highly competitive based on the type, quality and selection of the food or merchandise offered, price, service, location and other factors. Hard Rock is one of the longest established themed restaurant brands and believes its name, rock 'n' roll identification, high quality cuisine and memorabilia collection distinguish it from many of its competitors. The risk exists that operating results of existing locations may be negatively affected by changes in consumer preferences for locations or entertainment hubs or reductions in leisure and business travel. Rank continually evaluates Hard Rock's trading results and markets. Hard Rock must maintain an awareness of changing styles and tastes in order to retain current market share. The risk exists that competitors may react more quickly to changing circumstances and take some of the guest traffic away from Hard Rock cafes.

Deluxe
In film processing, Rank's principal competitor is Technicolor, owned by Thomson Multimedia. Both in North America and Europe, Deluxe and Technicolor together account for a large majority of the film contracts awarded by the major Hollywood film studios. In Europe, Technicolor currently has a larger share of the market than Deluxe and its larger size poses a threat to Deluxe in renegotiating contracts as they come up for renewal. In media services, Deluxe's principal competitors are Technicolor and Cinram who together have the majority market share in North America and Europe.

GAMING RELATED RISK FACTORS
Loss of Gaming licences due to breaches of the Gaming Acts.

The Group's gaming businesses are subject to regulation in the UK, Alderney, Belgium and Spain. Any breach of the current regulations could adversely impact the Group's ability to continue trading. The Group has three internet gaming businesses - www.MeccaGames.com; www.hardrockcasino.com and www.bluesq.com. Any compliance breaches arising from these e-gaming businesses could jeopardise the continuation of other gaming licences currently held by the Group.

Future profitability and growth opportunities remain uncertain after publication of the Draft Gambling Bill.

On 19 November 2003, the UK Government published clauses of the Draft Gambling Bill that broadly reflect the proposals made in the March 2002 Government Paper (published in response to the Gambling Review Report). The Draft Gambling Bill provides for further deregulation of the industry and, should it become law, should provide an opportunity for growth in the Group's gaming businesses. Notwithstanding the publication of the Draft Gambling Bill, the timing of deregulation is still uncertain and hence capital expenditures in preparation for deregulation may not be matched by increased turnover in the short term. Furthermore, the returns expected on any such investment may also be undermined by increased competition from new entrants to the market or from existing operators. The final legislation may also result in existing operators having to incur additional costs. For more information see the paragraph entitled "Government Regulations" in the section headed "Description of the Rank Group".

Changes in taxes levied on gaming businesses can impact profitability.

Operators of bingo and casino activities in the UK are subject to additional taxes levied by the UK government. Changes to, or increases in, the rates of taxation currently levied could impact the future profitability of the Group.

Major gaming players can impact profitability if Rank is unable to recover amounts owing to the Group.

The gaming businesses operated by the Group provide a small recurring statistical advantage in favour of the house over a period of time. However, fluctuations may occur in a finite period or as a consequence of the pattern of wins or losses arising from a single major player or a small group of such players. The results of the Group may vary significantly over time as a result of such fluctuations. In addition, the ability of the Group to recover amounts due from major players may also impact profitability.

Rank's telephone betting and on-line gaming businesses are highly dependent on technology and advanced information systems.

Rank's telephone betting and on-line operations are highly dependent on technology and advanced information systems, and there is a risk that such technology or systems could fail. In the event of such failure, relevant business continuity procedures would take effect, but there can be no assurance that such procedures would prevent or mitigate any material adverse effect of such failure on Rank's financial condition or operations.

In addition, Rank relies heavily on one software provider for the successful operation of its interactive betting service. If this provider was no longer able to provide its services (or was no longer able to provide its services on substantially the same terms as they are currently provided), there is a risk that Rank's operations could be adversely affected.

HARD ROCK RELATED RISK FACTORS
The Hard Rock brand value may decline as a result of unsuccessful management decisions or as a result of unauthorised use of the brand.

In expanding the range of the Hard Rock brand, management may enter into ventures with inappropriate partners resulting in a decline in brand value. The value of the brand may decline as a result of unauthorised use.

The economic downturn, terrorist threats or other adverse global events may negatively impact the business, reducing profitability.

The events of 11 September 2001 had an immediate, negative impact on the business, in particular in the major tourist markets such as Orlando, New York, Washington DC, Las Vegas, Hollywood, Paris, London and Rome. Challenging general economic conditions, low levels of international travel, threats of terrorist activity or other adverse global events may have a direct effect on trading.

Profitability may decline as a result of changes in consumer preferences.

The risk exists that operating results of existing locations may be negatively affected by changes in consumer preferences for locations or entertainment hubs. Rank continually evaluates Hard Rock's trading results and markets.

Merchandise sales may continue to decline or may decline faster than expected. There has been a decline in merchandise sales in recent years. This has arisen for a number of reasons, in particular increased competition in the merchandise market and a reduction in the number of tourists visiting the cafes. Continued significant decline in merchandise sales will have a negative impact on the profits of Hard Rock. Constant attention is paid to the presentation, suitability and pricing of the merchandise available in the retail shops at the Hard Rock locations.

DELUXE RELATED RISK FACTORS
Deluxe has a limited customer base and the loss of a major contract or failure to win new contracts could affect earnings.

The nature of the business at both Deluxe Film and Deluxe Media Services is such that significant reliance is placed on a limited number of customers. The loss of any customer or the failure to renew contracts presents a risk to the businesses as demonstrated by the loss of the Fox Home Entertainment Media Services contract in the U.S. in 2000 and the Universal and Fox International film contracts in 2003. Any additional contract losses could adversely impact Rank's results.

Within the last two years, Rank has been successful in extending its supply contracts with a number of the major Hollywood studios. As at 31 December 2003, Deluxe Film had secured contracts with studios representing 86 per cent. of 2003 contracted volume until 2006 or beyond. However, there can be no assurance that such extensions will continue, or that extensions will be signed with other studios.

For more information see "Description of the Rank Business - Deluxe".

Deluxe Film relies on key suppliers to supply film.
Deluxe Film places significant reliance on a limited number of key suppliers. Worldwide there are only three principal suppliers for film - Kodak, Agfa and Fuji. The Deluxe Film businesses use all three suppliers. Any prolonged problems with these suppliers (for example stock delivery) could adversely impact Rank's profit margin or ability to deliver products.

Deluxe can be impacted by changes in technology causing declining market share. Changes in technology are likely to result in declining markets for some of Deluxe's products (for example video cassettes). Deluxe believed that digital versatile disc "DVD" development was a threat to its video business and during 2002 entered into a venture with Ritek Corporation, to establish a DVD authoring and manufacturing business primarily located in California and Pennsylvania. In 2003, the Group acquired Disctronics, one of the largest CD and DVD replicators in Europe. These transactions were entered into to improve Rank's standing in the DVD market as DVD sales volumes increase and VHS sales volumes decline. There is also a threat from "Video on Demand", and although Rank believes that this technology is not sufficiently advanced to be a realistic threat in the short term, "Video on Demand" may pose a threat to DVD sales in the longer term.

There is a possibility that digital cinema technology could eventually remove the need for films to be distributed via release prints thereby making Deluxe's current film processing and distribution business technically obsolete. Rank believes that any such move would (were it to occur) be gradual, as substantial technical and financial obstacles would need to be overcome. At present, digital projectors are not sufficiently available, no common standards exist and the cost of a projector is so high that replacement of current technology is not commercially viable. Rank's view remains that commercially viable digital cinema technology is at least five years away.

Digital enhancement of the film based product is another technological change affecting the film industry. Greater use of digital processes in the 'front end' and post production phases of film development will improve the quality of film prints and give greater artistic flexibility. Rank's strategy is to ensure that existing film facilities are compatible with these developments and Rank's investment in EFILM, a post production business based in California, has already provided access to this technology.

Deluxe Media can be impacted by piracy causing less demand for CDs and DVDs Physical piracy (also called counterfeiting), which is the unauthorised production of audio and visual recordings and live performances for commercial sale, exists throughout the world and is a growing problem for the film and music industries.

Piracy has increased globally as a result of the internet. Audio and visual digital reproductions can be downloaded from the Internet using a variety of download methods without payment to the owners of rights. These downloaded files can then be stored and played through computers or recorded onto CDs or DVDs, as the case may be.

Owners of rights continue to develop and implement new measures to protect their content against piracy. However, if piracy is not controlled, the demand for CDs and DVDs may decrease. It is Rank's view that, at present, piracy is not having a significant impact on Deluxe Media's business.

RISK FACTORS RELATING TO THE BONDS
Unsecured obligations
The Bonds will be direct unconditional, unsubordinated and (subject as provided in "Terms and Conditions of the Bonds - Negative Pledge") unsecured indebtedness of the Issuer. For more information concerning the ranking of the Bonds, see "Terms and Conditions of the Bonds - Status".

No prior market

There can be no assurance regarding the future development of a market for the Bonds, or the ability of holders of the Bonds to sell their Bonds, or the price at which such holders may be able to sell their Bonds. If a market for the Bonds were to develop, the Bonds could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, Rank's operating results and the market for similar securities. Therefore, there can be no assurance as to the liquidity of any trading market for the Bonds or that an active market for the Bonds will develop.

Volatility of the market for the Bonds and the Ordinary Shares
Fluctuations in the market price of the Ordinary Shares may affect the market price of the Bonds. The market price of the Bonds and the Ordinary Shares could be subject to wide fluctuations in response to numerous factors, many of which are beyond the control of the Issuer. These factors include, among other things, actual or anticipated variations in operating results, earnings releases by the Group and its competitors, changes in financial estimates by securities analysts, market conditions in the industry and the general state of the securities markets, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as recessions.

No tax gross-up
The Issuer is not obliged to make any additional payments to Bondholders in the event that any payment in respect of the Bonds is required by applicable law to be withheld or deducted for taxation. Neither the Issuer nor the Bondholders has any right to require redemption of the Bonds in the event of such a withholding or deduction.

Transfer of the Bonds and the Ordinary Shares will be restricted
Neither the Bonds nor the Ordinary Shares into which the Bonds are convertible have been or will be registered under the Securities Act or the securities laws of any other jurisdiction and, subject to certain exceptions, neither the Bonds nor the Ordinary Shares may be offered, sold, delivered, pledged or otherwise transferred in any jurisdiction where such registration may be required.

Bondholders have no shareholder rights before conversion
An investor in Bonds will not be a shareholder in the Issuer. No Bondholder will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to any Ordinary Shares until such time, if any, as he or she converts his or her Bond and becomes registered as the holder of Ordinary Shares.

                                 USE OF PROCEEDS

The net proceeds of the issue of the Bonds are expected to amount to approximately GBP163,850,000 after deduction of commission and expenses incurred in connection with the issue of Bonds. These proceeds will be used to repay bank debt that was incurred by the Group on the redemption of (i) the Eurobonds (for an aggregate amount of approximately GBP135,750,000) on 8 December 2003, and
(ii) the Convertible Preference Shares (for an aggregate amount of approximately GBP232,000,000 (including the accrued dividend thereon)) on 9 December 2003.

                          DESCRIPTION OF THE RANK GROUP

Investors should read the whole of this Offering Circular and not just rely on key or summarised information.

Overview
Rank is one of the UK's leading gaming, leisure and entertainment groups and is also an international provider of services to the film industry.

Rank has over 20,000 employees and operates primarily in the UK and North America but also has activities in continental Europe and other parts of the world.

Rank's operations are divided into three main business divisions: Gaming, Hard Rock and Deluxe. In addition, Rank has some smaller business interests which are summarised under "Other Activities" below.

Gaming: Rank's gaming division comprises three main activities:

- Mecca Bingo Mecca Bingo is one of the leading bingo operators in the UK. As at 31 December 2003, Rank operated a total of 121 bingo clubs in the UK and ten bingo clubs in Spain. As at 31 December 2003, Mecca Bingo had approximately 5.1 million registered members in the UK, of whom approximately 1.1 million were active members;

- Grosvenor Casinos - Grosvenor Casinos is one of the UK's leading casino businesses. As at 31 December 2003, Rank had 34 operating casinos trading under the Grosvenor and Hard Rock brands in the UK and two operating casinos, trading under the Grosvenor brand, in Belgium. As at 31 December 2003, Grosvenor Casinos had approximately 1.8 million registered members in the UK, of whom approximately 211,000 were active members; and

- Blue Square Blue Square, which was acquired by Rank in January 2003, is one of the UK's leading on-line and telephone betting businesses with stakes of approximately GBP390 million for the year ended 31 December 2003. Blue Square is one of three on-line brands marketed by Rank - the other two being MeccaGames.com (launched in October 2003) and Hardrockcasino.com (launched in July 2002).

On 30 October 2003, Rank agreed to sell Rank Leisure Machine Services, its coin operated machine supply business, which forms part of the Gaming Division. The sale is expected to be completed before 1 March 2004.

Hard Rock: As at 31 December 2003, Hard Rock had a network of more than 114 signature cafes (comprising both owned and franchised cafes) in 44 countries and owned one of the world's largest collections of music memorabilia. In addition, there are currently five Hard Rock Hotels which Hard Rock either franchises or licenses to third parties. Two Hard Rock Hotel/Casinos are currently under construction.

Deluxe:  Deluxe  provides a range of  manufacturing,  distribution  and  related
services  for  the  film  and  media   industries  and  comprises  two  distinct
activities:

- Deluxe Film: Deluxe Film is one of the world's largest processors of film for the global film industry with approximately 5 billion feet of film processed in 2003.

- Deluxe Media Services: Deluxe Media Services is one of the world's largest packaged media manufacturers offering complete VHS, DVD and CD production and distribution solutions to major and independent film studios, music producers and other media content holders.

Other Activities: Rank's other activities include the ownership of a holidays business in the United States, a 25 per cent. investment in Universal Hotels (which owns three hotels in Orlando, Florida) and a 10 per cent. investment in Universal Studios Japan (which owns and operates a theme park in Osaka, Japan).

The following table, the information for which has been extracted without material adjustment from the financial statements of the Group set out in the section headed "Financial Statements", shows, for each of the years ended 31 December 2002, 2001, and 2000, turnover and profit on ordinary activities (before interest, taxation and exceptional items) attributable to each business segment and each geographical region.


                                                                                 Years to 31 December
                                                    _______________________________________________________________________________
                                                            2002                       2001                              2000
___________________________________________________________________________________________________________________________________
                                                        Turnover        Profit     Turnover       Profit     Turnover       Profit
                                                            GBPm          GBPm         GBPm         GBPm         GBPm         GBPm
By Business Segment (2)
Gaming                                                     470.3        103.3         437.1         95.7        442.6         82.4
Hard Rock                                                  242.7         27.6         248.4         38.0        260.2         46.3
Deluxe                                                     646.7         84.5         634.6         74.1        651.1         73.3
U.S. Holidays                                               43.2          8.1          46.8          9.5         50.2         10.0
Other                                                         -          (9.9)           -          (7.6)          -          (8.9)
_________________________________________________________________________________________________________________________________


Continuing operations                                    1,402.9(4)     213.6       1,366.9        209.7      1,404.1        203.1

Acquisitions                                                61.7          6.0            -            -            -            -
Discontinued operations (1)                                   -            -             -            -         389.3         59.7
___________________________________________________________________________________________________________________________________

Total turnover/operating profit before exceptional       1,464.6(4)     219.6       1,366.9        209.7      1,793.4        262.8
items
___________________________________________________________________________________________________________________________________

Share of investments (3)                                                  3.3                        2.7                      (9.4)
Net interest payable and other similar charges                          (22.6)                     (24.3)                    (67.4)
___________________________________________________________________________________________________________________________________

Profit before tax and exceptional items                                 200.3                      188.1                     186.0
Exceptional items                                                        (2.3)                     (27.6)                   (527.1)
___________________________________________________________________________________________________________________________________

Profit (loss) before taxation                                           198.0                      160.5                    (341.1)
___________________________________________________________________________________________________________________________________

By Geographical Region

UK                                                         576.9        100.3         529.4         95.0        531.3         77.7

North America                                              673.1         94.0         710.2         95.6        743.6        103.9

Rest of the World                                          152.9         19.3         127.3         19.1        129.2         21.5
___________________________________________________________________________________________________________________________________

Continuing operations                                    1,402.9        213.6       1,366.9        209.7      1,404.1        203.1

Acquisitions                                                61.7          6.0            -            -            -            -

Discontinued operations (1)                                   -            -             -            -         389.3         59.7
___________________________________________________________________________________________________________________________________
                                                         1,464.6        219.6       1,366.9        209.7      1,793.4        262.8
___________________________________________________________________________________________________________________________________



(1) Discontinued operations comprise Nightscene, Odeon Cinemas, Pinewood Studios, Tom Cobleigh and UK Holidays.
(2)   Inter-segmental turnover is not material.
(3)   Share of investments is defined as share of profit before tax.

(4) As disclosed in paragraph 1 of the Notes to the Interim Report 2003 on page F-47, in 2003 the Group amended its interactive revenue recognition policy to show gross turnover (stakes) rather than gross win, reflecting current industry standards. The change increases Group turnover by GBP43.9 million (unaudited)for the year ended 31 December 2002. There is no impact on operating profit.

Interim Report 2003
The Interim Report 2003 was published on 5 September 2003. Information extracted from the report is set out in Part B of the appendix to this document. The report includes, inter alia, the Chief Executive's Review and the operating results for each of Rank's business divisions for the 6 months to 30 June 2003.

Gaming
Mecca Bingo
Rank is one of the UK's leading operators of bingo clubs. As at 31 December 2003, Rank had 121 bingo clubs in the UK and a further ten bingo clubs in Spain. As at 31 December 2003, Mecca had approximately 1.1 million active members in the UK, approximately 45 per cent. of whom were under the age of 45.

In 2001, Rank acquired two new bingo clubs (one in each of Wakefield and Rotherham) and closed three under-performing clubs (in each of Runcorn, Blackburn and Shepherd's Bush). No bingo clubs were acquired or closed in the UK in 2002. One club (in Croydon) was, however, relocated in that year. In 2003, Rank sold one under-performing club (in Cardiff), closed the Glasgow Flamingo Club and relocated the clubs in York and West Bromwich. Rank has plans for a further five relocations over the next 18 months in Bolton, Burton, Edinburgh, Ellesmere Port and Glasgow. As at 31 December 2003, Rank also had ten bingo clubs in Spain, of which three were acquired in 2002 and one in 2003.

While membership of Rank's bingo clubs has remained relatively stable over the past three years, admissions during this period have declined. Over the same period, spend per head has increased from GBP8.49 to GBP11.00 with overall turnover increasing at a rate of 2.4 per cent. per annum over the period.

On 25 October 2003 the Group removed admission charges at its UK bingo clubs in conjunction with the replacement of UK bingo duty with a gross profit tax. To date, the new gross profits tax appears to have had little impact on trading trends, whilst the removal of admission charges has been welcomed by customers and is expected to be positive for the business in the longer term.

Grosvenor Casinos
Grosvenor Casinos is the second largest operator of casinos in the UK. As at 31 December 2003, Rank operated 34 casinos trading under the Grosvenor and Hard Rock brands with a total of approximately 1.8 million registered members in the UK, of whom approximately 211,000 were active members. Rank operates six clubs in London, including two upper-end casinos (the Clermont and the Park Tower), the UK's busiest casino by attendance (the Victoria) and one of the two Hard Rock casinos. Rank also operates 28 provincial casinos in the UK, including the Hard Rock Casino in Manchester. In addition, Rank operates two casinos in
Belgium,   in  Middlekerke   and   Blakenberge.   Grosvenor   Casinos   operates
approximately 380 gaming tables and, since the end of 2002, has introduced approximately 540 electronic roulette terminals, which have proved popular with customers throughout the UK. In 2002, Rank launched Super Stud Poker, the UK's first progressive Casino Stud Poker game linking across the Group's casino sites, and 3 Card Poker, in its casinos. Super Stud Poker gives players the chance to place an additional GBP1 side bet on Casino Stud Poker, which adds to a progressive jackpot meter linked between the casinos.

Rank aims to keep its estate up to date by refurbishing and relocating casinos where appropriate with an emphasis on a stylish and modern atmosphere that reflects its commitment to a more contemporary style to attract a wider audience, particularly younger players. The casinos in Huddersfield, Portsmouth and Plymouth were relocated in 2003, following the success in relocating casinos in Great Yarmouth, Birmingham and Blackpool in 2001 and Brighton in 2002.

Rank has plans to open additional casinos in Bolton and Stoke-on-Trent during 2004, bringing the total number of UK operating casinos to 36.

Turnover at Rank's casinos shows some seasonality, with some of its London casinos tending to benefit from an influx of visitors in the summer months.

Blue Square
Blue Square, which was acquired by Rank in January 2003, is one of the UK's leading on-line and telephone betting businesses.

Blue Square was established in 1999 and, from inception, has sought to create a new brand in the gaming industry and provide betting services that are attractive and accessible to as broad a spectrum of the population as possible. Its strategy has been to attempt to take advantage of the anticipated growth of the wider leisure gaming market, in addition to providing the public with new ways of accessing the existing UK off-course betting market (a market which is estimated to be worth in excess of GBP9 billion per annum). As part of this strategy, Blue Square has sought to build an entertaining and credible alternative to traditional betting shops and currently provides a comprehensive on-line and telephone fixed odds betting service for sport, finance and other markets. Blue Square's betting markets are open 24 hours a day, seven days a week.

Since its acquisition by Rank in January 2003, Blue Square has relaunched Rank's UK online gaming business as MeccaGames.com, which is fully integrated with the Blue Square site, whilst continuing to operate the Hardrockcasino.com site (which offers casino style games under an offshore betting license). The future strategy will focus on building incremental income at relatively low additional cost, by leveraging the scalability of the business model by cross-selling sports betting and games products to all its registered customers as well as through the continued introduction of new products and cross promotion with Rank's off-line businesses. One example of such cross promotion is the proposed opening of a "Blue Square" licenced betting office adjacent to the Victoria Casino in London in 2004. In the future, Blue Square may also pursue acquisitions where it is felt appropriate.

Rank Leisure Machine Services
On 30 October 2003, Rank agreed to sell Rank Leisure Machine Services, its coin operated machine supply business, to Gamestec Leisure Limited for GBP30 million. Rank Leisure Machine Services forms part of the Group's Gaming Division. Operating profit at Rank Leisure Machine Services was GBP3.1 million on turnover of GBP50 million for the year ended 31 December 2002 (2001 - GBP2.3 million on turnover of GBP47.5 million and 2000 - GBP2.2 million on turnover of GBP52.5 million). The sale is expected to be completed before 1 March 2004 and the proceeds will be used to reduce the Group's borrowings.

Marketing
Rank's marketing of Grosvenor Casinos is subject to strict regulation (see the paragraph entitled "Government Regulations" in this section for more information). Marketing of Mecca Bingo focuses on the individual customer base with advertising. During 2003, Rank's on-line gaming marketing has focused on three brands: Bluesquare.com, MeccaGames.com and Hardrockcasino.com. The emphasis has been on creating a fully integrated solution across all forms of gambling and betting allowing for maximum cross-fertilisation of the databases. There have also been sponsorship, advertising and affiliate initiatives.

Hard Rock

As at 31 December 2003, Hard Rock had 65 owned and 49 franchised cafes worldwide. Rank owns the global rights to the Hard Rock brand name. The Hard Rock cafes offer American cuisine with a rock 'n' roll attitude and house one of the world's most extensive collections of rock 'n' roll memorabilia. Hard Rock sells branded merchandise including 'T' shirts, baseball caps and other items of clothing, and collectors items such as Hard Rock pins. Each cafe has a merchandise shop and items can also be purchased from the Hard Rock website.

Hard Rock's turnover tends to be seasonal with increased sales in the summer months as much of its turnover is related to tourism. Hard Rock markets itself primarily through brand related activities such as musical events at Hard Rock Live! (a 2,500 seat entertainment venue in Orlando) and by staging live music performances in its cafes.

As part of the development plan to further the Hard Rock presence in the UK and continental Europe, Hard Rock opened new owned cafes in Leeds, Nottingham and Munich in 2002, and in Cardiff, Lisbon and Cologne in 2003. In the U.S., Hard Rock opened new owned cafes in Austin, Pittsburgh and Minneapolis in 2002 and a further cafe in Detroit in 2003. Hard Rock anticipates opening at least 3 new owned cafes in 2004.

New franchised cafes opened in Tokyo in 2002 and in Nassau and Moscow in 2003. Rank anticipates opening a number of new franchised cafes in 2004. Hard Rock will continue to evaluate the balance between owned and franchised cafes in its cafe portfolio and may, if attractive opportunities arise, seek to franchise certain of its owned cafes.

Hard Rock is continuing to explore the use of its brand name in non-restaurant activities in particular in hotels and casinos. There are currently five Hard Rock Hotels (which are either franchised or licensed by Hard Rock to third parties): a Hard Rock Hotel in Las Vegas, an international Hard Rock resort (including a hotel) in Bali, a Hard Rock Hotel in Orlando, a Hard Rock film resort hotel in Pattaya, Thailand and the recently opened Hard Rock Hotel in Chicago. Two further Hard Rock Hotel/Casinos are under construction on Seminole Tribe of Florida sovereign lands within Tampa and Hollywood, Florida and are currently scheduled to open in March 2004 and May 2004, respectively. Both facilities operate under license and will not be owned or managed by Hard Rock.

In November 2003, Hard Rock signed an agreement with Tarsadia Hotels for a further Hard Rock Hotel to be built in the Gaslight district of San Diego which is expected to open in 2006, subject to development approval and financing.

In June 2003, Hard Rock formed a joint venture with Sol Melia, the Spanish hotel group, to develop Hard Rock Hotels in the Americas and Europe. Under the terms of the agreement, the joint venture will develop a portfolio of hotels (through management or franchise contracts) in both resort and urban locations. Hard Rock is responsible for the concept, design and branding of the hotels and Sol Melia is responsible for the management of the hotels, including the sales, marketing and distribution operations. As part of the joint venture arrangements, the Hard Rock Hotel in Chicago is managed by Sol Melia. This is part of Hard Rock's commitment to contribute contracts of 1,300 rooms located in the United States and the Caribbean before the end of June 2006. Sol Melia is contributing management contracts for a minimum of three hotels before the end of 2007. Under the terms of a separate agreement, Becker Ventures (a U.S. private equity house) has agreed to prove equity capital of up to US $1.0 billion to finance the development of Hard Rock Hotels to be managed by the joint venture.

An agreement to licence a branded Hard Rock Hotel to the Mississippi Band of the Choctaw Indians was entered into in December 2002, with hotel development to occur prior to 2007. A Hard Rock Beach Club opened in May 2003 near to the existing Choctaw casinos and adjacent to the future Hard Rock Hotel site. Hard Rock entered into a license agreement with an investment group to allow development of a Hard Rock Hotel and Casino in Biloxi, Mississippi. If financed, the project will also include a Hard Rock Cafe operated by Hard Rock pursuant to a lease. Further opportunities are being pursued in this area and reinforce Rank's belief that the Hard Rock brand can profitably lend itself to expansion outside of the restaurant operations.

The US$410 million financing for the two Hard Rock branded Seminole Tribe of Florida casino/hotel developments in Florida was completed in May 2002. These two casino/hotel developments in Florida will replace the Seminole Tribe's existing gaming facilities located in Tampa and Hollywood (near Fort Lauderdale) and are expected to open in March and May 2004. The Hard Rock license agreement relating to the casino/hotel developments has an initial term of 15 years from the opening of the facilities. Hard Rock is entitled to an annual license fee amounting to the total of:

-     the greater of 3 per cent. of net gaming revenues or U.S.$3.0 million; and

-     3 per cent. of hotel room revenues.

Hard Rock will also receive the net profit from a new cafe at the Hollywood, Florida facility to be developed at a cost to Rank of approximately U.S.$3.0 million.

Deluxe

Deluxe Film
Deluxe Film is one of the world's leading suppliers of film processing services to the major producers and distributors of films. These services include the completion and duplication of release prints for cinema exhibition and various other services provided during the production of a film. Deluxe's laboratories are based in Hollywood (California), Toronto, London, Rome, Barcelona and, through its joint venture with Atlab, Sydney. The newly relocated Toronto laboratory became fully operational in 2002. Both the Toronto and Rome laboratories allow for lower costs and greater flexibility due to better design and more technically advanced equipment. The opening of the Rome laboratory in 2001 and the acquisition of the Barcelona laboratory in 2002 allows Rank to compete more effectively across the whole of Europe.

Deluxe laboratories processed a number of leading film titles in 2003, including Lord of the Rings - Return of the King, Charlie's Angels 2 - Full Throttle, X-Men United, Kill Bill, Elf and Master and Commander.

Rank believes that Deluxe has a strong contractual position that gives it geographically exclusive supply agreements with a number of the film studios. The business has benefited from an increasing trend in the film industry to release films to a larger number of screens to maximize the benefits of the film's initial marketing; this results in an increased number of prints being ordered. Deluxe expects this trend to continue as blockbuster films open with increasingly wider release patterns and on similar dates around the world.

Within the last two years, Deluxe has been successful in extending its supply contracts with the major Hollywood studios. As at 31 December 2003, Deluxe had secured contracts with studios representing 86 per cent. of 2003 contracted volume until 2006 or beyond. However, there can be no assurance that such extensions will continue, or that extensions will be signed with other studios.

The Universal film contract was not renewed and expired on 31 March 2003. However, notwithstanding this loss, Deluxe Film performed strongly in 2003 with film footage ahead of 2002. Deluxe believes that the strong volume growth exhibited by the film business in the past three years will continue and this, together with a continuing drive to reduce costs and the effect of new developments, leaves the business well positioned to exploit any development opportunities that may arise in the future.

On 31 December 2002, the Group acquired the remaining 50 per cent. of the equity of ETS for GBP14.2 million. The principal activity of ETS is the management of film studios' inventory of film prints and the physical distribution of release prints and trailers in the U.S.. Similar to Deluxe, ETS holds long term contracts with film studios for the provision of these services.

Turnover in Deluxe Film follows the release pattern of films made by Deluxe's film studio customers, with peaks typically around U.S. public holidays.

Deluxe Media Services
Deluxe Media Services is one of the world's largest packaged media manufacturers offering complete VHS, CD and DVD production and distribution management solutions to major and independent movie studios, music producers, and other media content holders. Services include large volume, high quality VHS, CD and DVD duplication and packaging and extensive direct-to-retail distribution and management. Supporting an international home entertainment client base, Deluxe operates manufacturing facilities strategically located in the U.S. and Europe, providing a single-source for the home entertainment industry worldwide. Deluxe markets itself through the development of relationships with the leading film studios.

In 2002, Deluxe entered into a venture with Ritek Corporation of Taiwan, the world's largest manufacturer of optical discs. Deluxe currently owns 88 per cent. of the joint venture entity, Deluxe Global Media Services LLC ("DGMS"). Both companies contributed their DVD related assets to DGMS in Europe and North America. In addition to its production of CDs and DVDs, DGMS also offers DVD manufacturing and DVD compression, encoding and authoring services to the major film studios as well as smaller independents.

A further initiative in 2002 was the creation of Deluxe Media Asset Management which was established using both internal initiatives and the acquisition of Vision Entertainment, a high-quality provider of specialty fulfilment services for the entertainment industry, including digital and physical distribution, assembly, convention services, and warehousing. Deluxe Media Asset Management enables the delivery of entertainment content and related marketing services through a variety of distribution channels. Services include physical and digital asset storage, the development of archiving and cataloguing facilities, and website hosting and management.

In June 2003, Deluxe acquired Disctronics, one of the largest independent DVD, CD and CD Rom disc replicators in Europe. Disctronics now forms part of DGMS which is now moving towards a total production capacity of around 300 million DVDs and 300 million CDs per annum.

Deluxe has the system capabilities and business knowledge required to support the complete supply chain management of all components including masters, dry goods, print procurement, custom packaging, labels, and promotional items.

Deluxe currently performs storage, pick, pack and ship activities for over two million annual ship orders which contain DVD, CD, VHS, and other popular media formats. Shipments range in size anywhere from single units to truckloads; typically shipments are individually customised direct-to-store replenishments for retailers including Wal-Mart, Kmart, Costco and Sam's Club.

In the Home Entertainment industry, DVD continues to be the driving force. Consumer spending on sales and rentals in 2002 was split 57 per cent. for DVD and 43 per cent. for VHS. It is anticipated that the split will be approximately 66 per cent. DVD and 34 per cent. VHS in 2003. Deluxe experienced an approximate 30 per cent. drop in VHS units produced during 2003 and this trend is expected to continue as customers switch from VHS to DVD. Deluxe's DVD output grew by more than 100 per cent. in 2003 from 2002 levels and, following the joint venture with Ritek and the acquisition of Disctronics, Deluxe now has a substantial presence in the DVD market and is well placed to benefit from the increased usage of DVD and win incremental contract volume. Deluxe will continue to evaluate attractive opportunities to expand into new media formats as they arise.

VHS, CD and DVD production all peak in the third quarter, with preparation for increased sales in the run up to the Christmas holiday period.

Other Activities
U.S. Holidays
Rank, through its subsidiary Resorts U.S.A, owns and operates 15 Outdoor World private caravan (recreational mobile home) parks on the East Coast of the U.S. involving the sale of memberships and the operation of sites. Resorts U.S.A also owns and manages a hotel and develops and sells timeshares in the Pocono Mountains, Pennsylvania.

Universal investment
Rank's 25 per cent. interest in Universal Hotels is held as a trade investment. Universal Hotels owns three resort hotels in Orlando, the Portofino Bay Hotel, the Hard Rock Hotel (Orlando), and the Royal Pacific Resort Hotel, which opened in 2002. All three hotels are situated on land adjacent to Universal Studios Escape.

Rank also has a 10 per cent. investment in Universal Studios Japan, which opened a theme park in Osaka, Japan in March 2001.

Government Regulations
Many of Rank's leisure and entertainment businesses are subject to government regulation in the UK and U.S.A, including operating licence requirements and regulations relating to land use and the provision of food and beverages. In particular, Rank's UK gaming businesses are subject to the Gaming Act 1968, the Lotteries and Amusements Act 1976 and the Gaming (Bingo) Act 1985.

In 1999, the UK government commissioned an independent review by the Gambling Review Body, to examine Britain's gambling laws. Its report (the "Gambling Review Report") was published in July 2001 and recommended widespread change to existing legislation. Changes proposed included offering all forms of gambling under one roof, removing current limitations on the size of slot machine prizes, permitting substantially greater numbers of slot machines in casinos and bingo clubs, establishing a single Gaming Commission to regulate gaming and betting (including horse racing) and removing many outdated regulations including the present ban on full casino advertising.

The UK Government response to the Gambling Review Report, the paper "A Safe Bet for Success" (the "March 2002 Government Paper"), was published in March 2002 and considered all aspects of gaming regulation. The legislation proposed in the March 2002 Government Paper broadly followed the recommendations made by the Gambling Review Body in July 2001, the most significant points for Rank's UK gaming businesses being:

- a revised system of licensing and regulation for all operators of commercial gambling, overseen by a single statutory regulator, the Gambling Commission.

- abolishment of "permitted areas" and the requirement to prove that there is an unmet local demand before a casino licence is granted. This will mean that, subject to local planning, operators can build a casino anywhere in the UK rather than in areas permitted by the current legislation.

- abolishment of the "24 hour rule" whereby bingo and casino customers must have been granted membership at least 24 hours before playing.

- removal of legal restrictions on advertising. A code of practice for the industry, agreed between the gambling and advertising industries and the advertising regulators, will be drawn up to ensure advertisements do not target vulnerable sections of society.

- removal of legal restrictions on the use of credit cards for gambling, except in gaming machines.

- gambling debts are currently unenforceable by law; this would be revised to allow both gambling businesses and their customers to sue for recovery of their debts.

- revision to the rules governing the number of gaming machines allowed in casinos (currently only 10 per casino) and the maximum prize available. Under the proposed legislation there will be an increase in the number of machines, although the level of this increase and the maximum price and stake levels have yet to be determined, but machines may be linked within individual premises.

- licenced gaming premises will be able to offer more than one type of gaming activity, for instance a Grosvenor Casino could offer sports betting and bingo as well.

-     rollover prizes will be allowed in cash bingo games.

- the provision of the full range of internet gaming services for operators based in the UK will be legalised.

UK casino operators have benefitted from the following changes recommended by the March 2002 Government Paper that have already become law:

-     the extension of casino opening hours to 6 a.m.

-     alcohol being available to players on the gaming floor.

-     live entertainment being permitted in casinos.

- the introduction of new games such as electronic roulette, progressive and three card poker.

On 19 November 2003, the UK government published clauses of a draft bill on gambling (the "Draft Gambling Bill") that broadly reflect the proposals in the March 2002 Government Paper. Further draft clauses of the bill will be published during 2004, pursuant to the Queen's Speech at the 2003 opening of the UK Parliament.

The Draft Gambling Bill is currently the subject of public consultation and pre-legislative scrutiny by a committee of MPs. The committee is expected to report its findings in Easter 2004, after which date the bill will at some point be put before Parliament. Whilst the exact timing of implementation remains uncertain, Rank believes that there remains a good prospect that the Draft Gambling Bill will be enacted some time in early 2005, if not before.

Rank believes that these legislative changes will significantly increase the size of the UK gaming market. The impact on Rank's UK gaming businesses will depend upon the timing of the changes, the reaction of competitors and whether the deregulation attracts new entrants to the market.

Competition
The Group faces competition in each of the business sectors in which it operates.

Gaming
Mecca Bingo
The bingo market is a highly competitive and price-sensitive environment. As at 31 December 2003, there were 699 licensed bingo clubs operating in Great Britain, of which Rank operated 121 (making it the second largest operator in the country). Gala, its major competitor, had approximately 170 bingo clubs. The UK bingo market is highly fragmented and Mecca also faces competition from local bingo club operators, as well as from working mens' and other social and members' clubs and prize bingo arcades.

Grosvenor Casinos
Rank is the second largest casino operator in the UK. As at 31 December 2003, it had 34 operating casinos in the UK. Its major competitors, Stanley Leisure, Gala and London Clubs International had approximately 40, 26 and 7 respectively. The proposed deregulation of the gaming industry is likely to encourage new entrants into the casino market, including foreign operators offering casino gaming and machines in Rank's local casino markets.

Blue Square
Blue Square and Rank's other online businesses compete with a significant number of gaming websites offering sports betting and casino style games. Due to the competitive and dynamic nature of the internet, the churn of competitors in the online gaming industry is high. Some of these competitors such as William Hill, are traditional operators, and use their existing brand to market their on-line gaming offering.

Hard Rock
The restaurant and retail merchandising industries are highly competitive based on the type, quality and selection of the food and merchandise offered, price, service, location and other factors. Hard Rock has no major single competitor-it faces competition from a variety of operators, which differ from location to location.

Deluxe
Deluxe Film
Deluxe's principal competitor in both North America and Europe is Technicolor, owned by Thomson Multimedia. In North America, Deluxe and Technicolor together account for the vast majority of contracts awarded by major Hollywood film studios. In Europe, the market is more fragmented, although Technicolor and Deluxe still have the majority market share.

Deluxe Media Services
Deluxe's principal competitors are Technicolor and Cinram, a Canadian company, who together have the majority market share in North America and Europe.

                 CAPITALISATION AND INDEBTEDNESS OF THE RANK GROUP

The following sets out the consolidated capitalisation and indebtedness of the Group as at 30 June 2003:

                                                                          As at
                                                                   30 June 2003
                                                                           GBPm
_______________________________________________________________________________
Capital and reserves
Called up share capital (1)(2)                                            104.7
Share premium account                                                      15.2
Capital redemption reserve                                                 24.8
Profit and loss account                                                   601.4
_______________________________________________________________________________
Shareholders' funds                                                       746.1
(of which equity interests)                                               518.6
(of which non-equity interests)                                           227.5
Equity minority interests                                                  16.7
_______________________________________________________________________________

Total capitalisation                                                      762.8
                                                                       ________
Short-term borrowings:
Overdrafts                                                                  4.3
Finance leases (4)                                                          1.5
Convertible loan stock - convertible from 1 October 2003                   65.0
_______________________________________________________________________________

Total short-term borrowings                                                70.8

Long-term borrowings:
7.25% bond due 2008 (3) (5)                                               125.0
6.75% notes due 2004 (5)                                                  120.2
6.375% notes due 2008 (5)                                                  60.1
7.125% notes due 2018 (5)                                                  14.9
6.5% senior notes due 2013 (5)                                             35.0
Floating rate Senior notes due 2007 (5)                                    63.1
5.39% senior notes due 2010 (5)                                            53.5
6.11% senior notes due 2013 (5)                                           119.0
6.31% senior notes due 2015 (5)                                            54.1
Finance leases (4)                                                          4.5
Other borrowings (4)                                                        0.4
_______________________________________________________________________________

Total Long-term borrowings                                                649.8
_______________________________________________________________________________

Total indebtedness (6)(7)                                                 720.6
_______________________________________________________________________________



Notes:


(1) The authorised share capital of the Issuer, as at 30 June 2003, was GBP183,000,000 divided into (i) 1,200,000,000 Ordinary Shares, of which 595,070,420 were in issue and fully-paid, (ii) 300,000,000 Convertible Preference Shares, of which 226,086,041 were in issue and fully-paid and
     (iii) GBP3,000,000 U.S.$ cumulative preference shares, of which none were in issue. The Ordinary Shares and Convertible Preference Shares had been admitted to the Official List and were traded on the London Stock Exchange.
(2) All the Convertible Preference Shares were redeemed on 9 December 2003 (for an aggregate amount of approximately GBP232,000,000 including the accrued dividend thereon).
(3) The 7.25% bond was redeemed on 8 December 2003 (for an aggregate amount of approximately GBP135,750,000).
(4)  Secured on Group assets.
(5)  Guaranteed by the Issuer.
(6) In November 2003, the Group entered into a GBP120 million unsecured amortising loan agreement, which is repayable in three equal instalments (of approximately GBP38 million, including interest, each) on 15 December 2003, 15 December 2004 and 15 June 2004 and a final instalment of GBP8 million on 22 December 2004.
(7) As at 30 June 2003 the Group had cash and bank balances of GBP162.8 million.
(8)  None of the indebtedness is guaranteed by non-Group entities.
(9) As at 30 June 2003, the Group had contingent liabilities totalling GBP25.8 million in the form of external guarantees given by the Issuer and various Subsidiaries in the ordinary course of business in respect of loans granted to, and other agreements entered into by, Subsidiaries. Since 30 June 2003, there has been a net increase in the Group's contingent liabilities which, as at the date of this Offering Circular, total GBP29.8 million in the form of guarantees of the kind described in the previous sentence. Please also refer to paragraph 16 of the section headed "General Information" for details of a dispute and various actions which the Group is currently involved in. Such dispute and actions constitute contingent liabilities of the Group but no value has been attributed to them.

Save as disclosed in the notes to the table above, and other than in respect of the indebtedness represented by the Bonds, as at the date of this Offering Circular, there has been no material change to the capitalisation, indebtedness, contingent liabilities or guarantees of the Group since 30 June 2003.

                             UNITED KINGDOM TAXATION

The following is a general description of certain UK tax considerations relating to the Bonds based on current law and practice in the UK. It does not purport to be a complete analysis of all tax considerations relating to the Bonds. It relates to the position of persons who are the absolute beneficial owners of Bonds and some aspects do not apply to certain classes of taxpayer (such as dealers and Bondholders who are connected with the Issuer for relevant tax purposes). Prospective Bondholders who may be subject to tax in a jurisdiction other than the UK or who may be unsure as to their tax position should seek their own professional advice.

1.    Interest on the Bonds - Withholding and Information Reporting Requirements
1.1 The Bonds will constitute "quoted Eurobonds" within the meaning of Section 349 of the Income and Corporation Taxes Act 1988 (in this section, the "Act") as long as they are and continue to be listed on a "recognised stock exchange" within the meaning of Section 841 of the Act. In the case of Bonds to be traded on the London Stock Exchange, which is a recognised stock exchange, this condition will be satisfied if the Bonds are admitted to listing on the Official List and to trading on the London Stock Exchange's market for listed securities. Accordingly, payments of interest on the Bonds may be made without withholding on account of UK income tax provided the Bonds remain so listed at the time of payment.

1.2 In all other cases an amount must be withheld on account of income tax at the lower rate (currently 20 per cent.), subject to any direction to the contrary by the Inland Revenue under an applicable double taxation treaty, and except that the withholding obligation is disapplied in respect of payments to Bondholders who the Issuer reasonably believes are either a UK resident company or a non-UK resident company carrying on a trade in the UK through a permanent establishment which is within the charge to corporation tax, or fall within various categories enjoying a special tax status (including charities and pension funds), or are partnerships consisting of such persons (unless the Inland Revenue directs otherwise). The Terms and Conditions of the Bonds do not provide for any additional payment to be made in this or any other situation.

1.3 The interest has a United Kingdom source and accordingly may be chargeable to United Kingdom tax by direct assessment. Where the interest is paid without withholding or deduction, the interest will not be assessed to United Kingdom tax in the hands of Bondholders who are not resident for tax purposes in the United Kingdom, except where such persons carry on a trade, profession or vocation in the United Kingdom through a United Kingdom permanent establishment (in the case of a corporate Bondholder, or, in the case of an individual Bondholder, through a United Kingdom branch or agency) in connection with which the interest is received or to which the Bonds are attributable, in which case (subject to exemptions for interest received by certain categories of agent) tax may be levied on the UK permanent establishment. There are exemptions for interest received by certain categories of agent (such as sharebrokers and investment managers).

1.4 Persons in the United Kingdom (i) paying interest to or receiving interest on behalf of an individual, or (ii) paying amounts due on redemption of the Bonds to or receiving such amounts on behalf of an individual, may be required to provide certain information to the United Kingdom Inland Revenue in relation to the payment, the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries.

1.5 The EU has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met it is proposed that Member States will be required from a date not earlier than 1 January 2005 to provide to the tax authorities of other Member States details of payments of interest or other similar income, including for this purpose payments on redemption of the Bonds representing any premium, paid by a person within its jurisdiction to or for an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system, for a transitional period unless during such period they elect otherwise. The transitional period will end after agreement on exchange of information is reached between the European Union and certain non-European Union states. No withholding will be required where the Bondholder authorises the person making the payment to report the payment or presents a certificate from the relevant tax authority establishing exemption therefrom.

2.    Corporate Bondholders (within the charge to corporation tax)
Amounts Taxable as Income
2.1 Bondholders within the charge to United Kingdom corporation tax (including non-resident Bondholders whose Bonds are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom through a permanent establishment) will be subject to tax as income on all profits and gains arising in respect of the Bonds broadly in accordance with their statutory accounting treatment so long as the accounting treatment is authorised for tax purposes. Such Bondholders will generally be charged in each accounting period by reference to interest and any profit or loss which, in accordance with such Bondholder's authorised accounting method, is applicable to that period. Fluctuations in value relating to foreign exchange gains and losses will also be brought into account as income.

Disposal of the Bonds 2.2 The Bonds will constitute "relevant discounted securities" as defined in Schedule 13 to the Finance Act 1996 and accordingly a Bondholder within the charge to United Kingdom corporation tax will be a party to a "loan relationship" within the meaning of Chapter II of Part IV of the Finance Act 1996. Accordingly, such Bondholder (other than an authorised unit trust and an open-ended investment company) will be subject to, or relieved from, tax in respect of the Bonds, including in respect of a disposal of the Bonds, broadly in accordance with its statutory accounting treatment on any profit or gain or, as the case may be, loss arising from the Bonds (whether or not of a capital nature and including profits, gains or losses resulting in changes in the value of the Bonds and profits, gains or losses arising as a result of movements in exchange rates) so long as the accounting treatment is in accordance with an accruals basis which is authorised for tax purposes.

Conversion of the Bonds
2.3 Conversion of the Bonds will be treated, for the purposes of computing its profits that are subject to United Kingdom corporation tax as income, as a disposal of the relevant Bonds for their market value at the time of conversion.

2.4 The Bondholder will be treated, for the purposes of United Kingdom corporation tax on chargeable gains, as acquiring the Ordinary Shares for an amount equal to the market value of the relevant Bonds immediately before conversion less the amount of any cash received on conversion.

3.    Other Bondholders
Interest
3.1 See paragraph 1 above.

Disposal of the Bonds
3.2 As detailed above, the Bonds are relevant discounted securities. Consequently, the Bonds will constitute "qualifying corporate bonds" within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal of a Bond by a Bondholder who is not within the charge to corporation tax but who is resident or ordinarily resident for tax purposes in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Bonds are attributable will not give rise to a chargeable gain or an allowable loss for the purposes of taxation of capital gains. Any profit arising from the discount in such circumstances will generally instead be taxable as income. No income tax loss relief will arise in respect of losses on the Bonds. United Kingdom income tax rules known as the accrued income scheme will not apply to the Bonds.

Conversion of the Bonds
3.3 Conversion of the Bonds into Ordinary Shares will be treated as a redemption of the Bonds in return for a payment on redemption of an amount equal to the market value of the Ordinary Shares at the time of conversion and any cash received on conversion. Any profit arising on the deemed redemption would be taxed as income as described above; no income tax loss relief would arise in respect of losses on the Bonds.

3.4 The Bondholder will be treated, for the purposes of United Kingdom capital gains tax, as acquiring the Ordinary Shares for an amount equal to the market value of the relevant Bonds immediately before conversion less the amount of any cash received on conversion.

4.    Dividends on the Ordinary Shares
4.1 The Issuer will not be required to withhold tax at source when paying a dividend on the Ordinary Shares.

4.2 An individual holder of Ordinary Shares who is resident in the United Kingdom for tax purposes and who receives a dividend from the Issuer should generally be entitled to a tax credit which such shareholder may set off against his total income tax liability on the dividend. The tax credit will be equal to 10 per cent. of the aggregate of the dividend and the tax credit (the "gross dividend"), which is also equal to one-ninth of the cash dividend received.

4.3 A United Kingdom resident individual shareholder who is liable to income tax at the starting or basic rate will be subject to tax on the gross dividend at the rate of 10 per cent., so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend.

4.4 With limited exceptions, an individual shareholder who is resident in the United Kingdom for tax purposes and who is not liable to income tax in respect of the gross dividend will not be entitled to claim repayment from the Inland Revenue for any part of the tax credit. However:

(a) tax credits on dividends paid by the Issuer in respect of shares held in Personal Equity Plans or Individual Savings Accounts will be repayable in respect of dividends paid on or before 5 April 2004; and

(b) charities will be entitled to limited compensation in lieu of repayable tax credits until 5 April 2004.

4.5 Other United Kingdom resident individual shareholders (i.e. those liable to higher rate income tax on the dividend) will be subject to tax on the gross dividend at the rate of 32.5 per cent. of the gross dividend to the extent that the gross dividend when treated as the top slice of the shareholder's income falls above the threshold for higher rate tax. A tax credit will be set against but not fully match such shareholder's tax liability on the gross dividend and the shareholder will have to account for an additional tax equal to 22.5 per cent. of the gross dividend (that is, equal to 25 per cent. of the cash dividend received).

4.6 A corporate shareholder resident in the United Kingdom for tax purposes will generally not be subject to United Kingdom corporation tax on dividends paid by the Issuer. Such shareholders will not be able to claim repayment of tax credits attaching to dividends.

4.7 Shareholders who are resident outside the United Kingdom for tax purposes will not generally be able to claim repayment from the Inland Revenue for any part of the tax credit attaching to dividends paid by the Issuer, although this will depend on the existence and terms of any double taxation convention between the United Kingdom and the country in which the shareholder is resident. A shareholder resident outside the United Kingdom might also be subject to foreign taxation on dividend income under local law. A shareholder who is resident outside the United Kingdom for tax purposes should consult his own tax adviser concerning his tax position on dividends received from the Issuer.

5.    Disposal of Ordinary Shares
5.1 Holders of the Ordinary Shares who are resident or ordinarily resident for tax purposes in the United Kingdom may, depending on their circumstances, be liable to United Kingdom taxation of chargeable gains in respect of gains arising from a sale or other disposal of the Ordinary Shares.

5.2 Holders of Ordinary Shares who are not resident or ordinarily resident in the United Kingdom will not generally be liable to United Kingdom taxation of chargeable gains in respect of gains arising from the sale or other disposal of the Ordinary Shares, except where such persons carry on a trade, profession or vocation in the United Kingdom through a United Kingdom permanent establishment to which the Ordinary Shares are attributable, in which case tax may be levied on the UK permanent establishment.

6.    Stamp duty and stamp duty reserve tax
6.1 No United Kingdom stamp duty or stamp duty reserve tax ("SDRT") is payable on the issue of a Bond or on the transfer by delivery of a Bond (so long as the Bonds and Ordinary Shares continue to be listed on a recognised stock exchange and the agreement to transfer is not made in contemplation of or as part of an arrangement for a take-over of the Issuer).

6.2 No United Kingdom stamp duty or SDRT is payable on the issue of the Ordinary Shares upon conversion of Bonds other than an issue to issuers of depositary receipts or providers of clearance services (or their nominees or agents).

6.3 The transfer on sale of an Ordinary Share will be liable to ad valorem stamp duty generally at the rate of 0.5 per cent. of the amount or value of the consideration for the transfer, the duty being rounded up to the nearest GBP5. The purchaser normally pays the stamp duty.

6.4 An unconditional agreement to sell an Ordinary Share will generally give rise to a liability on the purchaser to SDRT, at the rate of 0.5 per cent. of the amount or value of the consideration for the sale. If a duly stamped transfer in respect of the agreement is produced within six years of the date that the agreement is entered into or (if later) the date that it becomes unconditional, any SDRT paid is repayable generally with interest, and any unpaid SDRT charge is cancelled.

6.5 Transfers of Ordinary Shares (1) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts within Section 67 or
Section 93 of the Finance Act 1986 or (2) to, or to a nominee or agent for, a person providing a clearance service within Section 70 or Section 96 of the Finance Act 1986, will generally be subject to stamp duty or SDRT at 1.5 per cent. of the amount or value of the consideration or, in certain circumstances, the value of the Ordinary Shares transferred (rounded up to the nearest GBP5 in the case of stamp duty) unless, in the case of a transfer to a clearance service, the clearance service has made an election under Section 97A of the Finance Act 1986. Clearance services may, provided they meet certain conditions, elect for the 0.5 per cent. rate of stamp duty or SDRT to apply to transfers of securities within such services instead of the 1.5 per cent. rate applying to an issue or transfer of such securities into the clearance service.

6.6 Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of Ordinary Shares into the system unless such transfer is made for a consideration in money or money's worth, in which case a liability to SDRT (usually at the rate of 0.5 per cent.) will arise. Paperless transfers of Ordinary Shares within CREST will be liable to SDRT rather than stamp duty.

                                SUBSCRIPTION AND SALE

Pursuant to a Subscription Agreement dated 15 January 2004 (the "Subscription Agreement") among the Issuer and Deutsche Bank AG London and J.P. Morgan Securities Ltd. (each a "Joint Lead Manager" and together the "Joint Lead Managers"), the Issuer has agreed to issue the Bonds to the Joint Lead Managers at an amount equal to 100 per cent. of their principal amount and the Joint Lead Managers have, subject to certain conditions being met, agreed severally but not jointly to subscribe and pay for the aggregate principal amount of Bonds set out opposite their respective names in the table below:


                                                                      Principal
                                                                         Amount
                                                                       of Bonds
                                                                      (GBP'000)
_______________________________________________________________________________

Deutsche Bank AG London                                                  83,861
J.P.Morgan Securities Ltd.                                               83,861
                                                                     __________
Total                                                                   167,722
_______________________________________________________________________________


The Issuer has agreed to pay to the Joint Lead Managers a combined management, underwriting and selling commission of 1.5 per cent. of the aggregate principal amount of the Bonds. The Issuer may, at its sole discretion, also pay to the Joint Lead Managers a further performance-related fee of up to 0.5 per cent. of the aggregate principal amount of the Bonds. In addition, the Issuer has agreed to reimburse the Joint Lead Managers for certain of their expenses in connection with the issue of the Bonds. The Subscription Agreement entitles the Joint Lead Managers to terminate the Subscription Agreement in certain circumstances prior to payment to the Issuer.

The Issuer has agreed that it will not, and will ensure that none of its Subsidiaries or affiliates will, prior to the expiry of 90 days following the Closing Date without the prior written consent of the Joint Lead Managers, such consent not be unreasonably withheld or delayed (i) directly or indirectly, issue, offer, sell, contract to issue or sell, issue or sell any option or contract to purchase, purchase any option or contract to issue or sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly (or publicly announce any intention of doing so) any Ordinary Shares or any securities convertible into or exchangeable for Ordinary Shares, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of Ordinary Shares, whether any such swap or transaction described in (i) or (ii) above is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise, except for: (1) the issue by the Issuer of any Ordinary Shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this Agreement of which the Joint Lead Managers have been advised in writing or in respect of which details are included in this Offering Circular (including, for the avoidance of doubt, the Blue Square Loan Stock); (2) the payment of scrip dividends or capitalisation issues associated with dividends; (3) the grant or exercise of options or other rights to acquire Ordinary Shares or rights related to Ordinary Shares under the Share Option Schemes; (4) the issue of the Bonds;
(5) the issue of Ordinary Shares upon conversion of the Bonds; and (6) the grant of any right to acquire or convert into Ordinary Shares pursuant to the Terms and Conditions of the Bonds.

United States
The Bonds and the Ordinary Shares into which the Bonds are convertible have not been and will not be registered under the Securities Act, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meaning given to them by Regulation S under the Securities Act.

The Bonds are in bearer form and are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder.

Each of the Joint Lead Managers has agreed that, except as permitted by the Subscription Agreement, it will not offer, sell or deliver the Bonds (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the Closing Date, within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each dealer to which it sells Bonds during the distribution compliance period, as defined in Regulation S under the Securities Act, a confirmation or other notice setting forth the restrictions on offers and sales of the Bonds within the United States or to, or for the account or benefit of, U.S. persons.

In addition, until 40 days after the commencement of the offering of the Bonds, an offer or sale of the Bonds or the Ordinary Shares into which the Bonds are convertible within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

The Bonds will have on their face a statement to the effect that any U.S. person who holds the Bonds will be subject to limitations under the U.S. income tax laws including the limitations provided in sections 165(j) and 1287(a) of the U.S. Internal Revenue Code.

Transfer Restrictions
The Bonds are being offered and sold by means of this Offering Circular only to non-U.S. persons outside the United States in reliance upon Regulation S. Each purchaser of Bonds will be deemed to have represented and agreed that the Issuer, the Joint Lead Managers, their respective affiliates and others will rely upon the truth and accuracy of such purchaser's representations and agreements, and to consent to the Issuer giving instructions to any transfer agent of the Bonds in order to implement the restrictions on transfer described herein. Each purchaser of Bonds will also be deemed to have represented that, if it is acquiring the Bonds as a fiduciary or agent for one or more other investor accounts, with respect to each such account it has sole investment discretion and it has full power to make such acknowledgements, representations and agreements on behalf of such account.

Each purchaser of the Bonds offered hereby in reliance on Regulation S will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Regulation S are used herein as defined therein):

(a)   the purchaser is outside the United States and is not a U.S. person;

(b) the purchaser is aware that the Bonds have not been and will not be registered under the Securities Act and that the Bonds are being offered only to non-U.S. persons outside the United States in reliance on Regulation S;

(c) the purchaser acknowledges and agrees that the Bonds, and the Ordinary Shares into which the Bonds are convertible, may not be resold in the United States or to U.S. persons absent an applicable exemption from the registration requirements of the Securities Act; and

(d) for a period of 40 days from the later of the commencement of the offering and the Closing Date, the purchaser will not resell or otherwise transfer the Bonds except outside the United States to non-U.S. persons in compliance with Rule 903 or 904 under the Securities Act.

United Kingdom
Each of the Joint Lead Managers has represented and agreed that:

(a) it has not offered or sold and will not offer or sell any Bonds to persons in the United Kingdom prior to admission of the Bonds to listing in accordance with Part VI of the Financial Services and Markets Act 2000 (the "FSMA"), except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of an Bonds in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

General
No action has been or will be taken in any country or jurisdiction by the Issuer or any Joint Lead Managers that would permit a public offering of the Bonds in any country or jurisdiction where action for that purpose is required. Accordingly, each Joint Lead Manager has severally undertaken that it will not, directly or indirectly, offer or sell any Bonds or distribute or publish any Offering Circular, prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of Bonds by it will be made on the same terms.

                             GENERAL INFORMATION

1.    Listing
1.1 The admission of the Bonds to the Official List will be expressed in pounds sterling as a percentage of their principal amount (excluding accrued interest). Transactions will normally be effected for settlement in pounds sterling and, under current practice, for delivery on the third business day after the date of the transaction. It is expected that admission to the Official List and to trading on the London Stock Exchange's market for listed securities will be granted for the Bonds on or about 20 January 2004, subject only to the issue of the Temporary Global Bond. Prior to official listing and admission to trading, dealings in the Bonds will be permitted by the London Stock Exchange in accordance with its rules.

1.2 The Ordinary Shares are listed on the Official List and trade on the London Stock Exchange's market for listed securities under the symbol "RNK". In addition, American Depositary Shares representing Ordinary Shares are quoted on the NASDAQ SmallCap Market.

2.    Authorisation
The creation and issue of the Bonds was authorised by a resolution of the Board of Directors of the Issuer passed on 1 December 2003 and a resolution of a duly constituted committee of the Board of Directors of the Issuer passed on 14 January 2004.

3.    Incorporation and principal objects of the issuer
3.1 The Issuer was incorporated on 22 December 1995 in England and Wales (with registered number 3140769) under the Companies Act and the Companies Act 1989, as a public limited company. Its name on incorporation was Megastorm Public Limited Company which was changed to The Rank Group Plc on 23 July 1996. Its registered and head office and principal place of business in the United Kingdom is 6 Connaught Place, London W2 2EZ. The Issuer is the ultimate holding company of the Group.

3.2 The principal objects of the Issuer are, among other things, to carry on the business of a holding company, and to carry on, directly or indirectly, any business of providing leisure or entertainment activity, and the production of any and all kinds of performance or entertainment. The objects of the Issuer are set out in full in clause 4 of the Memorandum of Association, which is available for inspection at the address specified in paragraph 19 of this section.

4.    Employees of the Group
The average numbers of persons employed by the Group during the three financial years ended 31 December 2000, 31 December 2001 and 31 December 2002 were as set out below:


Average number of employees by division              2002       2001      2000
________________________________________________________________________________

Gaming                                             10,250     10,115    10,329
Hard Rock                                           5,862      5,206     5,404
Deluxe                                              4,770      4,604     4,333
Other activities                                      980      1,030    16,991
________________________________________________________________________________

                                                   21,862     20,955   37,057(1)


(1)   15,916 of these employees came under discontinued operations.

5.    Directors and other Interests
5.1 (a) The full names of the Directors and their principal functions are as follows:

Director                                               Position
________________________________________________________________________________

William Alun Cathcart                                  Non-executive Chairman
Michael Edward Smith                                   Chief Executive
Ian Dyson                                              Finance Director
Peter Jack Jarvis, CBE                                 Non-executive Director
Oliver Henry James Stocken                             Non-executive Director
John Michael Sunderland                                Non-executive Director

(b)  Alun  Cathcart,  aged 60, joined Rank as Chairman in May 2001. He is Deputy
     Chairman  of  Avis   Europe  plc  and  also   Deputy   Chairman  of  Belron
     International Limited.

(c) Mike Smith, aged 56, was appointed Chief Executive in April 1999. He is Chairman of communisis plc. He was formerly a Director of Hilton Group plc.

(d) Ian Dyson, aged 41, was appointed Finance Director in September 1999. He is a non-executive Director of Misys plc. He was formerly Group Financial Controller of Hilton Group plc and a partner of Arthur Andersen.

(e) Peter Jarvis, CBE, aged 62, has been an independent non-executive Director since 1995. He was formerly Chairman of Debenhams PLC and Chief Executive of Whitbread PLC.

(f) Oliver Stocken, aged 62, has been an independent non-executive Director since 1998. He is Deputy Chairman of 3i Group plc, non-executive Chairman of Rutland Trust PLC, non-executive Chairman of Stanhope PLC and also a non-executive Director of GUS plc, Novar plc and Pilkington plc. He was formerly Finance Director of Barclays Bank PLC.

(g) John Sunderland, aged 58, has been an independent non-executive Director since 1998. He is Chairman of Cadbury Schweppes plc, having previously served as Chief Executive from September 1996. He is President of the Food & Drink Federation and President of the Incorporated Society of British Advertisers and Deputy President of the Confederation of British Industry.

5.2 The business address of each of the Directors is 6 Connaught Place, London W2 2EZ.

5.3 As at 13 January 2004 (being the latest practicable date prior to the publication of this document), the interests (all of which are beneficial) of the Directors and their immediate families in the issued share capital of the Issuer, (i) which have been notified to the Issuer pursuant to section 324 or section 328 of the Companies Act or (ii) which are required to be entered in the register maintained by the Issuer pursuant to section 325 of the Companies Act or (iii) which are interests of a connected person (within the meaning of section 346 of the Companies Act) of the Director which would, if the connected person were a Director, be required to be disclosed under (i) or (ii) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director, are as follows:

                                                     Percentage of total issued
Director                      No. of Ordinary Shares     ordinary share capital
________________________________________________________________________________

Alun Cathcart                          100,000                     0.0167
Ian Dyson                              118,293                     0.0198
Peter Jarvis                            25,525                     0.0043
Mike Smith                             300,000                     0.0503
Oliver Stocken                          40,090                     0.0067
John Sunderland                          1,058                     0.0002


5.4 As at 13 January 2004 (being the latest practicable date prior to the publication of this document), under the executive share option schemes operated by the Issuer, directors and executives held options to subscribe for up to 13,897,085 Ordinary Shares at prices ranging between 170.00 pence and 475.76 pence.

                   1996 and 2002 Executive Share Option Schemes


                                                 No. of Ordinary
                                                   Shares under       Exercise price
Director                      Scheme                  option               (p)                    Exercise Period
__________________________________________________________________________________________________________________

Ian Dyson                      ESOS                     278,225               248.00            13.09.02-12.09.09
                                                        138,376               271.00            24.05.05-23.05.12
                                                        100,033               239.92            27.03.06-26.03.13

Mike Smith                     ESOS                     765,580               226.25            01.04.02-31.03.09
                                                        244,464               271.00            24.05.05-23.05.12
                                                        178,184               239.92            27.03.06-26.03.13



                    The Rank Group 2000 Long Term Incentive Plan

                                                                                             No. of
                                                                                            Ordinary
                           Date of                                                           Shares
                         Conditional              Performance                            Conditionally
Director                    Award                Period Ending      Year of Release         Awarded


___________________________________________________________________________________________________________________
Mike Smith                27.03.01                    2003                2004                283,687
                          12.03.02                    2004                2005                 96,363
                          20.03.03                    2005                2006                179,245

Ian Dyson                 27.03.01                    2003                2004                153,191
                          12.03.03                    2004                2005                 54,545
                          20.03.03                    2005                2006                100,628

Mike Smith exercised an option over 30,000 Ordinary Shares in 2003, at a price per Ordinary Share of 226.25 pence. Alun Cathcart, Oliver Stocken and John Sunderland have not been granted options under the Share Option Schemes. Peter Jarvis has no outstanding options under the Share Option Schemes.

5.5 Save as disclosed above, none of the Directors, their immediate families nor any person connected with a Director (within the meaning of section 346 of the Companies Act) has any interest (beneficial or non-beneficial) in the share capital of the Issuer.

5.6 No Director has, or has had, any interest in any transaction to which the Issuer or any of its Subsidiaries is or was a party and which is or was unusual in its nature or conditions or significant to the business of the Group, and (in any such case) was effected during the current or immediately preceding financial year of the Issuer (or during an earlier financial year and remains in any respect outstanding or unperformed).

5.7 There are no outstanding loans or guarantees granted or provided by any member of the Group to or for the benefit of any Director.

5.8 The total aggregate remuneration paid and benefits in kind granted (under any description whatsoever) to the Directors by members of the Issuer for the year ended 31 December 2002 was GBP1,843,500 (no long-term incentive payments were received by the Directors in 2002).

6.    Employee Share Schemes
6.1 The Group has grants and awards outstanding under the following employee share schemes (the "Share Option Schemes"):

(a)  the Rank Organisation 1985 Executive Share Option Scheme (the "1985 ESOS");

(b)  the Rank Organisation 1995 Executive Share Option Scheme (the "1995 ESOS");

(c) the Rank Organisation 1989 Overseas Executive Share Option Plan (the "Overseas Plan");

(d)  the Rank Group 1996 Share Savings Scheme (the "SAYE Scheme");

(e)  the Rank Group 1996 Executive Share Option Scheme (the "1996 ESOS");

(f)  the Rank Group 2002 Executive Share Option Scheme (the "2002 ESOS"); and

(g)  the Rank Group 2000 Long Term Incentive Plan (the "LTIP").

6.2 The only Share Option Schemes under which grants are currently made are the SAYE Scheme, the 2002 ESOS and the LTIP.

The main provisions of each of the Share Option Schemes are as described in sub-paragraphs 6.3 to 6.10 below.

6.3 The 1985 ESOS
The 1985 ESOS is similar to the 2002 ESOS (as described below) except that any performance targets attaching to options will cease to apply following a change of control and, in the event of options being exercised early on cessation of employment, the number of Ordinary Shares over which options may be exercised will not be reduced pro-rata. Options were last granted under the 1985 ESOS in 1995 and 229,241 options currently remain outstanding.

6.4 The 1995 ESOS
The 1995 ESOS is similar to the 2002 ESOS (as described below) except that any performance targets attaching to options will cease to apply following a change of control and, in the event of options being exercised early on cessation of employment, the number of Ordinary Shares over which options may be exercised will not be reduced pro-rata. Options were last granted under the 1995 ESOS in 1996 and 559,041 options currently remain outstanding.

6.5 The Overseas Plan
The Overseas Plan is similar to the 2002 ESOS (as described below) except that any performance targets attaching to options will cease to apply following a change in control and, in the event of options being exercised early on cessation of employment, the number of Ordinary Shares over which options may be exercised will not be reduced pro-rata.

Options were last granted under the Overseas Plan in 1995 and 241,397 options currently remain outstanding. No additional options may be granted under the Overseas Plan.

6.6 The SAYE Scheme
The SAYE Scheme contains several country-specific schedules. The UK schedule has been approved by the Inland Revenue. The main provisions of the SAYE Scheme are described below.

6,994,405 options currently remain outstanding under the SAYE Scheme.

Eligible employees
All permanent employees and directors of the Issuer and participating subsidiaries with continuous service of at least one year prior to the invitation date will be eligible to apply for options under the SAYE Scheme. Other persons may be designated as an eligible employee by the Board (including, in the case of countries other than the UK, a trustee acting on behalf of any person).

Grant of options
Each eligible employee who applies for an option must enter into a savings contract approved by the Board. The savings contract will be for a period not exceeding 60 months under which monthly contributions are made of not more than GBP250. For participants outside the UK, the Board may allow a higher savings limit and a shorter or longer savings contract to take account of local requirements.

The number of Ordinary Shares over which an option is applied for shall be deemed to be the number of Ordinary Shares obtained by dividing the total amount repayable under the savings contract (plus bonus) by the relevant exercise price.

If the number of applications for options received would result in the maximum number of Ordinary Shares which may be issued under the SAYE Scheme (or such lesser number as the Board may have determined) being exceeded, options granted following such applications will be scaled down on a pro rata basis.

Options are not transferable.

No option may be granted under the SAYE Scheme after 27 February 2005.

Exercise price
The price payable to acquire Ordinary Shares on the exercise of an option will be not less than 80 per cent. (or, if lower, the UK statutory limit in respect of a savings related share option scheme) of the middle market quotation of an Ordinary Share on any business day in the 30 days immediately prior to and including (or, in the case of options granted under the UK schedule, the dealing day immediately prior to) the date of grant but not earlier than the day before the invitation date or, in respect of options giving a right to subscribe for Ordinary Shares, the nominal value of an Ordinary Share, if greater.

Limits on the SAYE Scheme
The number of Ordinary Shares over which options giving a right to subscribe for Ordinary Shares may be granted under the SAYE Scheme when aggregated with any Ordinary Shares issued or remaining issuable pursuant to rights to subscribe for Ordinary Shares granted under any other of the Issuer's share option or share acquisition schemes, must not exceed 10 per cent. of the issued ordinary share capital of the Issuer in any ten-year period or 3 per cent. in any 3 year period.

For the purposes of the SAYE Scheme limits, Ordinary Shares in The Rank Organisation Plc issued or remaining issuable pursuant to rights to subscribe for such shares granted under an employee share scheme shall be treated as though they were shares in the Issuer issued or remaining issuable pursuant to rights to subscribe granted under a share option or share acquisition scheme operated by the Issuer.

Exercise of options
An option will normally be exercisable within the six months commencing on the completion of the relevant savings contract.

Early exercise is permitted in certain circumstances, including the participant ceasing employment due to ill health, redundancy, retirement, or injury, a participant's employing company ceasing to be a subsidiary of the Issuer and the participant attaining retirement age whilst continuing to hold office.

Options normally lapse on cessation of employment except in certain specified circumstances (as described above) or where an option has been held for more than three years at the date of cessation (except in cases of dismissal for misconduct).

Upon the exercise of options, Ordinary Shares will normally be issued or transferred at the option price. For participants outside the UK, the Issuer may, as an alternative to issuing or transferring Ordinary Shares at the option price, at its discretion, transfer a cash sum equivalent to the amount by which the value of the Ordinary Shares in respect of which an option is exercised exceeds the exercise price of those Ordinary Shares, or issue or transfer shares equivalent to such cash sum.

Adjustments
In the event of a variation of the issued share capital of the Issuer by way of a capitalisation or rights issue, sub-division, consolidation or reduction, the Board may make adjustments to the exercise price or number of Ordinary Shares subject to an option.

Amendments
No amendments to the advantage of existing or future participants may be made to provisions in the scheme relating to eligibility, the number of Ordinary Shares which may be issued, the limit on individual participation and provisions relating to adjustment of options, except with the prior consent of the Issuer in a general meeting.

6.7 The 1996 ESOS
Options were last granted under the 1996 ESOS in 2001 and 4,610,739 options currently remain outstanding. No further options may be granted under the 1996 ESOS.

Exercise of options under the 1996 ESOS is subject to performance conditions set by the Remuneration Committee at the date of grant. The performance condition set in respect of the above-mentioned outstanding options is that there must be an annual average real growth in EPS of at least 2 per cent. over a three-year period.

In all material respects the rules of the 1996 ESOS are similar to those of the 2002 ESOS (as described below) save that any performance targets attaching to options will cease to apply following a change of control and, in the event of options being exercised early on cessation of employment, the number of Ordinary Shares over which options may be exercised will not be reduced pro-rata.

6.8 The 2002 ESOS
General
The 2002 ESOS is divided into two parts, one of which has been approved by the Inland Revenue under the Income and Corporation Taxes Act 1988 in order to confer certain tax reliefs on participants in respect of options with aggregate exercise prices not exceeding GBP30,000. The two parts are the same in all material respects.

8,306,745 options currently remain outstanding under the 2002 ESOS.

Eligible employees
Employees of the Group, including executive Directors, working at least 25 hours per week and who at the date of grant of an option are not within 12 months of their contractual retirement age (unless applying this restriction would be unlawful in any relevant jurisdiction) are eligible to be granted options at the discretion of the Remuneration Committee.

Grant of options
The 2002 ESOS is supervised by the Remuneration Committee. Options may be granted over either new or existing Ordinary Shares within 42 days following the announcement of the Issuer's results for any period and at other times in exceptional circumstances. No payment is required for the grant of an option and options are not transferable. Benefits under the 2002 ESOS are not pensionable.

No option may be granted under the 2002 ESOS later than 24 April 2012.

Exercise price
The price payable on the exercise of an option shall be determined by the Remuneration Committee but shall be not be less than the middle market quotation of an Ordinary Share on the dealing day immediately preceding the date of grant.

Exercise of options and performance conditions
Options granted under the 2002 ESOS will normally be exercisable between the third and tenth years following the date of grant. The minimum performance condition attaching to the exercise of options is an average annualised real growth in normalised earnings per share ("EPS") of 3 per cent. over a three year performance period. The 2002 ESOS provides for more challenging performance conditions dependent on the value of options granted. These are as set out below.

1. Where options are granted with a value of up to one times a participant's base salary, the annual EPS growth margin must be at least 3 per cent. for the options to vest.

2. Where options are granted with a value of more than one times a participant's base salary but not more than twice base salary, they will be exercisable in full if the annual EPS growth margin is at least 5 per cent.; they will not be exercisable at all if the annual EPS growth margin is less than or equal to 3 per cent., and for intermediate performance the extent to which the options are exercisable will be determined on a straight line basis.

3 Where options are granted with a total value of more than twice the participant's base salary, they will be exercisable in full if the annual EPS growth margin is at least 7 per cent.; they will not be exercisable at all if the annual EPS growth margin is less than or equal to 5 per cent., and for intermediate performance the extent to which the options are exercisable shall be determined on a straight line basis.

Options normally lapse on cessation of employment except in certain specified circumstances (such as injury or redundancy) or at the discretion of the Remuneration Committee. In such cases the exercise of an option is permitted within a limited period. In certain of these cases the satisfaction of the performance condition may be waived by the Remuneration Committee and also the number of Ordinary Shares over which options may be exercised will, in certain circumstances, be reduced pro-rata to the period of employment during the performance period.

All Ordinary Shares allotted or transferred under the 2002 ESOS shall rank equally in all respects with Ordinary Shares of the Issuer in issue at that time except for any rights that attached to such Ordinary Shares by reference to a record date which was before the date of the allotment or transfer.

Options may also be exercised in the event of a takeover, reconstruction or winding-up of the Issuer, but only to the extent that all the performance conditions are met (unless the Remuneration Committee decides that the conditions should not apply). In certain circumstances, options may be exchanged for options over shares in an acquiring company.

Limits on options
The number of Ordinary Shares which may be issued pursuant to the Issuer's share schemes is limited to 10 per cent. of the issued share capital of the Issuer over a 10 year period for all share schemes (including executive share option schemes), and 5 per cent. of such issued share capital over a 10 year period for all executive share option schemes.

Adjustment of options
If there is a variation of the issued share capital of the Issuer, or in the event of a demerger or other corporate event which, in the opinion of the Remuneration Committee, affects options, the Remuneration Committee may adjust the number of Ordinary Shares under option and the exercise price.

Amendments
No alteration to the advantage of the person to whom options may be or have been granted shall be made to any rule governing eligibility to participate in the scheme, individual limits on participation, the terms of options, the number of Ordinary Shares that may be issued in connection with options, and adjustments that may be made to options on a variation of capital, without the prior approval by ordinary resolution of the Issuer in general meeting.

6.9   LTIP
The LTIP is administered by the Remuneration Committee. The main provisions of the LTIP are described below.

Eligibility
All employees, including executive directors, who are required to devote the whole or substantially the whole of their time to the Group and who are not expected by the Remuneration Committee to retire within 12 months are eligible to participate in the LTIP.

Grant of awards
The remuneration committee may grant awards to eligible employees. Awards are of two main types: a "Restricted Award" or an "Option". A Restricted Award is an award of Ordinary Shares, the release of which is subject to certain conditions. An Option is a right to acquire Ordinary Shares, again subject to certain conditions. All awards are non-transferable.

Awards may be granted during a period of 42 days following the announcement of the Issuer's annual or half-year results, and at other times in exceptional circumstances.

The grant of awards is subject to a performance condition determining if and to what extent awards will vest. The performance condition consists of two main elements: a target of an average annual real growth in normalised EPS of at least 2 per cent. over the relevant performance period (comprising three consecutive financial years of the Issuer); and a total shareholder return ("TSR") target. TSR is measured by reference to the change in the price of Ordinary Shares over the performance period and the gross value of dividends received on the Ordinary Shares, assuming they are immediately reinvested in Ordinary Shares during that period, as compared to comparator group of 19 companies. To receive 100 per cent. of the shares comprised in an award, the Issuer must rank in the top quartile of the comparator group. To receive the minimum award (30 per cent.), the Issuer's TSR performance must exceed the median performance. The percentage of Ordinary Shares to be released for performance between the minimum and maximum targets increases on a straight-line basis.

Awards will lapse if the participant is no longer an eligible employee when awards vest, except at the discretion of the Remuneration Committee.

Release of awards
When awards have vested, the Remuneration Committee will procure the transfer of the relevant number of Ordinary Shares (in the case of Restricted Awards) or notify the participant that he is entitled to exercise his Option. Consideration of GBP1 must be paid on exercise of the Option. The relevant number of Ordinary Shares must then be transferred under the option.

Adjustment
The number of Ordinary Shares subject to an Award may be adjusted in the case of an issue of Ordinary Shares by way of capitalisation, a capital reorganisation, a demerger or a dividend in specie, super dividend or other transaction which the Remuneration Committee considers would affect the current or future value of an award.

Amendments
Except with the prior sanction of the Issuer in a general meeting, no amendments to the advantage of the participant may be made to the rules relating to the definition of an eligible employee, limits, the basis for determining a participant's entitlement to Ordinary Shares, the terms on which awards are adjusted, or the amendment power itself.

7.    Principal Investments
Details of the principal investments made by the Group in other undertakings during 31 December 2001 and the current financial year, are as set out below. Details of the principal investments made by the Group in other undertakings in the years ended 31 December 2002 and 31 December 2003 are set out on pages F-24, F-30 and F-38. All principal investments made by the Group in other undertakings during the last three, and the current, financial year(s) were financed by a combination of external borrowings, internal cash resources and, in the case of the acquisition by the Issuer of Blue Square Limited on 27 January 2003, by the issue of the Blue Square Loan Stock.

(a) during the financial year ended 31 December 2001 the consideration for the assets acquired was GBP14.4 million. The assets acquired included a further 25 per cent. of ETS and the acquisition of an equity interest in the Chicago Hard Rock Hotel.

(b) during the current financial year, up to 13 January 2004 (the latest practicable date prior to publication of this document), no principal investments have been made.

8.    Summary of the Memorandum and Articles of the Issuer
8.1 Memorandum of Association
A summary of the principal objects as stated in the Memorandum of Association is set out in paragraph 4.2 above.

8.2 Articles
The following is a summary of certain of the provisions of the Articles of the
Issuer:

(a)   Share rights
Subject to the provisions of the Companies Acts and without prejudice to any rights attached to any existing shares, or existing class of shares, any share may be issued by the Issuer with such rights, privileges or restrictions as the Directors may determine.

All unissued shares are at the disposal of the Directors who may (subject to the provisions of the Companies Acts and as otherwise provided by the Articles) allot, grant options over or otherwise deal with or dispose of them to such persons, at such times and generally on such terms and conditions as they think proper.

(b)   Voting rights
Subject to any special rights or restrictions as to voting attached to any class of share and, save as otherwise provided by the Articles, on a show of hands, every shareholder who is present in person or by representative or proxy at any general meeting shall have one vote, and, on a poll, every holder who is present in person or by proxy shall have one vote for every fully-paid share held by it.

At any general meeting of the Issuer, any resolution which is put to a vote will be decided on a show of hands unless a poll is demanded in the manner prescribed in the Articles. In the case of an equality of votes, the Chairman shall have a casting vote. No shareholder is entitled at any general meeting to exercise any rights attaching to its shares unless all calls and other sums payable on such shares have been paid.

If any shareholder (or any person appearing to be interested in the shares held by such shareholder) has failed to comply with a notice duly served under
Section 212 of the Companies Act, requiring the shareholder to disclose certain details of its interest in such shares, the Directors may suspend such shareholder's ability to attend or vote at any general meeting or at any meeting of the holders of any class of shares of the Issuer for the duration of the default in respect of the shares in relation to which the default occurs (the "Default Shares").

In addition, where the Default Shares represent 0.25 per cent. or more of the issued shares of the class in question, the Directors may retain any dividend (including shares issued in lieu of a dividend). These restrictions cease on the earlier of the Directors being satisfied that the information required by the
Section 212 notice has been received, or the Issuer receiving notice that the Default Shares have been sold or transferred to an unconnected bona fide third party.

(c)   Dividends
Subject to the Companies Acts and other provisions of the Articles, the Issuer may, by ordinary resolution, declare dividends, but no dividend shall exceed the amount recommended by the Directors. Subject to the Companies Acts, the Directors may pay such interim dividends of such amounts and on such dates and in respect of such periods as they think fit. Except as otherwise provided by the Articles, all dividends shall be apportioned and paid pro rata according to the amounts for the time being paid up on the shares (otherwise than in advance of calls) during any part or parts of the period in respect of which the dividend is paid. Any dividend which has remained unclaimed for 12 years from the date when it first became payable shall be forfeited and cease to remain owing by the Issuer. No dividend payable on a share shall bear interest.

The Issuer may, upon the recommendation of the Directors, by ordinary resolution direct that payment of a dividend be made wholly or partly by the distribution of specific assets and, in particular, of paid up shares in or debentures of any other company.

The Directors may, with the sanction of an ordinary resolution of the Issuer, offer shareholders the right to elect to receive shares, credited as fully-paid, in whole or in part, instead of cash in respect of any dividend specified in the ordinary resolution.

(d)   Winding-up
If the Issuer is wound up, the liquidator may, with the authority of an extraordinary resolution and any other authority required by the Insolvency Act 1986, divide among the members in specie the whole or any part of the assets of the Issuer, whether they consist of property of one kind or of different kinds, and may for this purpose set such value as he deems fair upon each kind of property and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may also, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the members as the liquidator thinks fit and the liquidation of the Issuer may be closed and the Issuer dissolved. No member shall be compelled to accept any assets in respect of which there is a liability.

(e)   Uncertificated shares
Subject to the provisions of the CREST Regulations, the Directors may permit the holding of shares in any class of shares in uncertificated form and title to such shares may be transferred by means of a relevant system (as defined in the CREST Regulations). The Directors may determine that any class of shares will cease to be a participating security in a relevant system.

(f)   Transfer of shares
All transfers of certificated shares shall be effected by transfer in writing in any usual or common form or in any other form which the Directors may approve. The instrument of transfer must be signed by or on behalf of the transferor and, where the share is not fully-paid, by or on behalf of the transferee. All transfers of uncertificated shares shall be effected in accordance with the CREST Regulations and in accordance with any arrangements made by the Directors pursuant to the Articles.

The Directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share which is not fully-paid or on which the Issuer has a lien provided that such refusal does not prevent dealings in the shares from taking place on an open and proper basis. The Directors may likewise refuse to register any transfer of certificated shares unless the instrument of transfer (1) is in respect of only one class of shares, (2) is duly stamped and deposited at the registered office of the Issuer or such other place as the Directors may appoint and is accompanied by the certificate for the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer.

The Directors may also refuse to register a transfer of any share (whether certificated or not and whether fully-paid or not) to any entity which is not a natural or legal person, to a minor or to be held jointly by more than four persons.

(g)   Variation of rights
Subject to the Companies Acts, all or any of the rights or privileges attached to any class of shares may be varied in any manner with the sanction of an extraordinary resolution passed at a separate meeting of the members of that class. The provisions of the Articles relating to general meetings shall apply to every such separate meeting except that the necessary quorum at any such meeting, other than an adjourned meeting, shall be two persons holding or representing by proxy at least one-third in nominal value of the issued share capital of the class in question. At an adjourned meeting, one person holding shares of the class in question or his proxy is a quorum.

(h)   Alteration of capital and purchase of own shares
The Issuer may by ordinary resolution increase its share capital, consolidate and divide all or any of its share capital into shares of larger amount than its existing shares (subject to the Companies Acts), sub-divide all its shares (or any of them) into shares of smaller amount than is fixed by its Memorandum of Association, and cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

Subject to the Companies Acts, the Issuer may by special resolution reduce its share capital, any capital redemption reserve or any share premium account.

Subject to the Companies Acts, the Issuer may also purchase its own shares (including redeemable shares) of any class at any price.

(i)   Directors voting when materially interested
Unless otherwise permitted by the Articles, a Director shall not, as a Director, vote or be counted in the quorum present at a meeting of the Directors or a committee of the Directors upon a motion in which he is directly or indirectly interested.

However, a Director shall be entitled to vote at a meeting of the Directors or a committee of the Directors and be counted in the quorum present upon a motion in respect of a material interest arising in respect of certain specific matters listed in the Articles.

(j)   Directors' remuneration
Each Director who does not hold executive office may be a member of any scheme (including a share acquisition scheme) instituted or established or financed or contributed to by the Issuer and shall be paid a fee at such rate as may from time to time be determined by the Directors provided that the aggregate of all such fees so paid to Directors (excluding amounts payable to any Director for holding a salaried employment or office in the Issuer) shall not exceed GBP200,000 per annum or such other amount as may from time to time be determined by ordinary resolution of the Issuer.

The Directors shall also be entitled to be paid all travelling, hotel and other expenses incurred by them respectively in and about the performance of their duties as Directors, including their expenses of travelling to and from meetings of the Directors or Committees of the Directors or general meetings.

Any Director, including a Director who does not hold executive office, who serves on any Committee or who devotes special attention to the business of the Issuer or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director may be paid such extra remuneration by way of salary, commission, participation in profits or otherwise as the Directors may determine.

(k)   Number and share qualification of Directors
Unless and until otherwise determined by ordinary resolution of the Issuer, the number of Directors shall not be less than three nor more than twenty. A Director is not required to hold any shares of the Issuer by way of qualification.

(l)   Retirement and removal of Directors
At every annual general meeting one-third of the Directors for the time being (or, if their number is not three or a multiple of three, the number nearest to one-third) shall retire from office. Save as otherwise provided by the Articles, a retiring Director shall be eligible for re-appointment and shall hold office as a Director throughout the meeting at which he retires. Any Director may, in accordance with and subject to the Companies Acts, be removed from office by ordinary resolution of the Issuer of which special notice has been given. In addition, each Director is obliged to retire at the first annual general meeting after appointment and at every third annual general meeting thereafter.

(m)   Borrowing powers exercisable by the Directors
Subject to the restrictions in the Articles and the Companies Acts, the Directors may exercise all the powers of the Issuer to borrow money. The borrowing limit, without prior sanction of an ordinary resolution of the Issuer, is two and one half times the aggregate of (i) the amount paid up or credited as paid up on the issued share capital of the Issuer and (ii) the amount standing to the credit of the consolidated reserves of the Group, adjusted for certain specified amounts. The borrowing powers can be amended by an ordinary resolution.

(n)   Chairman
The Directors may from time to time elect from their number, and remove, a Chairman and Deputy Chairman. The Chairman or, in his absence, the Deputy Chairman shall preside at all meetings of the Directors, but if no such Chairman or Deputy Chairman is elected, or if at any meeting neither the Chairman nor the Deputy Chairman is present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to preside as Chairman of the meeting.

9. Dividends per Ordinary Share

9.1 The dividend record of the Issuer in respect of the three financial years ended 31 December 2000, 2001 and 2002 is as follows:


                                                                      Total net
                                                                       dividend
                                                                   per Ordinary
                                                                          Share
________________________________________________________________________________

Year ended 31 December 2000                                              12.0p
Year ended 31 December 2001                                              12.6p
Year ended 31 December 2002                                              13.2p



10.  Ordinary  Share Price
The following table sets out, for each of the periods indicated, the reported highest and lowest middle market quotation of an Ordinary Share as derived from the London Stock Exchange Daily Official List:


                                                                High       Low
________________________________________________________________________________

Year ended 31 December 2001                                     249p       163p
Year ended 31 December 2002                                     302p       226p
Year ended 31 December 2003                                     307p     212.5p
1 January 2004 to 13 January 2004                             284.5p    279.25p


On 13 January 2004 (the latest practicable date prior to publication of this document), the closing middle market price of an Ordinary Share was 284.5p.

11. Principal  Establishments
At the date of this Offering Circular, the principal establishments occupied by the Group, are as follows:


                                                                                       Approximate area
Location                                         Principal Activity                       (square feet)      Freehold or Leasehold
____________________________________________________________________________________________________________________________________
      6 Connaught Place,                         Group Head Office                               18,950              Leasehold
         London W2 2EZ
      3 Sheldon Square,                          Head Office, Blue                                5,292              Leasehold
      Paddington Central,                              Square
         London W2 6ER
    1377 N. Serrano Avenue                      Head Office, Deluxe                             151,000               Freehold
      Hollywood, CA 90027                               Film
      568 Atrium Drive,                         Head Office, Deluxe                              33,000              Leasehold
     Vernon Hills, IL 60061                            Media
       Stafferton Way,                          Head Office, Gaming                              54,600              Leasehold
   Maidenhead, Berks SL6 1AY
     6100 Old Park Lane,                         Head Office, Hard                               63,000              Leasehold
       Orlando, FL 32835                                Rock


12.   Principal Subsidiary and Associated Undertakings

The table below shows the principal subsidiaries of the Issuer, being those that the Issuer considers likely to have a significant effect on the assessment of the Issuer's assets and liabilities, financial position or profits and losses. All of the companies in the table below are 100 per cent. owned by the Issuer (either directly or indirectly) with the exception of Deluxe Global Media Services LLC, which is 88 per cent. owned.


                                                                                                           Country of    Percentage
Name                                              Registered Office              Principal Activities   Incorporation         owned
____________________________________________________________________________________________________________________________________

Grosvenor Casinos Limited*                                (1)                London and provincial casinos    England        100
Mecca Bingo Limited*                                      (1)                   Social and bingo clubs        England        100
Blue Square Limited*                                      (1)                On-line and telephone betting    England        100
Rank Group Gaming Division Limited*                       (1)                Owns the Group's investments     England        100
                                                                             in Gaming division companies
Hard Rock Cafe International* (U.S.A) Inc.    6100 Old Park Lane, Orlando,   Operates and franchises Hard      U.S.A         100
   (U.S.)                                           FL 32835, U.S.A                   Rock Cafes
Hard Rock International Limited*                          (1)                Operates and franchises Hard     England        100
                                                                                      Rock Cafes
HRC (Canada) Inc*                                         (2)                Operates and franchises Hard      Canada        100
                                                                                      Rock Cafes
Deluxe Laboratories Limited*                              (1)                 Film processing laboratory      England        100
Deluxe Laboratories Inc. (U.S.)*                1377 North Serrano Ave,       Film processing laboratory       U.S.A         100
                                               Hollywood, Los Angeles, CA
                                                      90227 U.S.A
Deluxe Toronto Limited*                                   (2)                 Film processing laboratory       Canada        100
Deluxe Media Services Inc.*                               (3)                    Video duplication and         U.S.A         100
                                                                                     distribution
Deluxe Global Media Services LLC*                         (3)                       DVD Replication            U.S.A         88
Rank America Inc. (U.S.)*                    c/o Resorts U.S.A, Route 209,   Owns the Group's investments      U.S.A         100
                                            PO Box 447, Bushkill, PA 18324,           in the U.S.
                                                         U.S.A
Rank Group Finance Plc*(4)                                (1)                 Funding operations for the      England        100
                                                                                         Group
Rank Leisure Holdings Plc*(4)                             (1)                Owns the Group's investments     England        100
                                                                            in the UK operating subsidiary
                                                                              undertakings, Rank Overseas
                                                                             Holdings Limited and BL Rank
                                                                                  Properties Limited
Rank Overseas Holdings Limited*                           (1)               Owns the Group's investment in    England        100
                                                                            Rank Holdings (Netherlands) BV
                                                                                 and Rank America Inc.

________________________

(1)   6 Connaught Place, London W2 2EZ.
(2)   380 Adelaide Street West, Toronto, Ontario, M5V 1RY, Canada.
(3)   The Corporation Trust Company, c/o The Corporation Trust Center,
      1209 Orange Street, Wilmington, DE 19801
(4)   Directly held by the Issuer.
* Denotes a subsidiary undertaking which is consolidated in the Group accounts. Blue Square Limited was not included in the Group accounts for the year ending 31 December 2002 as it was acquired on 27 January 2003. Please see note 34 to the 2002 accounts which has been reproduced on page F-30.

13. Significant shareholdings 13.1 As at 13 January 2004 (being the latest practicable date prior to the publication of this document), the Directors were aware of the following persons who were, directly or indirectly, interested in three per cent. or more of the existing issued ordinary share capital of the
Issuer:


                                                       No. of    Percentage of
                                                     Ordinary           issued
Name of shareholder                                    Shares    share capital
________________________________________________________________________________

Legal & General Group Plc                           23,927,238      4.02
AXA-UAP S.A.                                        23,737,785      3.99
Prudential plc                                      19,247,451      3.24
Standard Life Group                                 18,260,110      3.07


13.2 Save as aforesaid, the Directors are not aware of any person who, directly or indirectly, is interested in three per cent. or more of the existing issued ordinary share capital of the Issuer. The Directors are not aware of any person who directly, jointly or severally, exercises or could exercise control over the Issuer.


14.  Share  capital
14.1 The authorised, issued and fully-paid up share capital of the Issuer as at 13 January 2004 (being the latest practicable date prior to the publication of this document) is set out in the table below:



                                              Shares (million)  Value (million)

Authorised:
Ordinary Shares                                    1,200         GBP    120
Convertible Preference Shares                        300         GBP     60
________________________________________________________________________________

                                                                 GBP    180
________________________________________________________________________________

Dollar Preference Shares                           0.005        U.S.$     5
________________________________________________________________________________

Allotted, issued and credited as fully-paid:

Ordinary Shares                                    596.2         GBP   59.6
________________________________________________________________________________

                                                                GBP    59.6
________________________________________________________________________________

Convertible Preference Shares                          0        GBP       0
________________________________________________________________________________

Dollar Preference Shares                               0       U.S.$      0
________________________________________________________________________________


14.2 During the three years immediately preceding the date of this Offering Circular, there has been no change in the amount of the authorised share capital of the Issuer.

14.3 During the three years immediately preceding the date of this Offering Circular, the following issues of Ordinary Shares were made:

(a) in connection with the operation of the Share Option Schemes (described in paragraph 6 above and paragraph 14.5 below); and

(b) pursuant to the conversion of the Convertible Preference Shares (described in paragraph 14.6 below):



                                                                    Convertible
                                                       Share Option  Preference
                                                            Schemes      Shares
________________________________________________________________________________

1 January to 31 December 2001                                22,375      38,948
1 January to 31 December 2002                             2,170,856      64,852
1 January to 31 December 2003                             1,804,056     229,982
1 January to 13 January 2004                                  1,615           0


Save as disclosed herein, during the three years immediately preceding the date of this Offering Circular, there has been no material issue of share capital of the Issuer.

14.4 By a special resolution of the Issuer passed on 6 May 2003, the Directors have a general and unconditional authority for the purposes of section 80 of the Companies Act to exercise all powers of the Issuer to allot "relevant securities" (as defined in section 80 of the Companies Act) up to an aggregate nominal amount of GBP21,640,455. This authority will expire on the date of the next annual general meeting of the Issuer. However, the Issuer can allot relevant securities after this authority comes to an end if the allotment is made pursuant to an agreement or offer which is made before the authority ends.

14.5 As at 13 January 2004 (the latest practicable date prior to the publication of this document), under the Share Option Schemes, there were outstanding options over a total of 20,941,568 Ordinary Shares representing approximately 3.51 per cent. of the issued ordinary share capital of the Issuer on the same date. Details of the options outstanding under the Share Option Schemes as at 13 January 2004 are as follows:





                                    The Rank Organisation 1985 Executive Share Option Scheme

                                                           No. of                     No. of
                                           Roll over      options                    options          Exercisable        Performance
Deemed date of grant                           grant      granted         Price  outstanding         _________________  criteria met
                                                                                                     From           To
____________________________________________________________________________________________________________________________________

15.08.1994                                  08.04.97      743,000       400.88p      229,241    15.08.1997   06.04.2004      N/A
____________________________________________________________________________________________________________________________________

TOTAL                                                     743,000                    229,241
____________________________________________________________________________________________________________________________________




                                       The Rank Organisation 1995 Executive Share Option Scheme


                                                           No. of                     No. of
                                           Roll over      options                    options     Exercisable          Performance
Deemed date of grant                           grant      granted         Price  outstanding     _________________    criteria met
                                                                                                 From           To
____________________________________________________________________________________________________________________________________

08.09.1995                                  08.11.96       749,742       426.84p     116,694    08.08.1998   07.09.2005       YES
09.10.1995                                  08.11.96       511,197       426.84p     145,212    09.10.1998   08.10.2005       YES
26.02.1996                                  08.11.96     1,010,667       475.76p     107,920    26.02.1999   25.02.2006       YES
22.03.1996                                  08.11.96       251,070       475.76p      73,792    22.03.1999   21.03.2006       YES
13.09.1996                                  08.11.96       577,230       463.78p     115,423    13.09.1999   12.09.2006       YES
____________________________________________________________________________________________________________________________________

TOTAL                                                    3,099,906                   559,041
____________________________________________________________________________________________________________________________________



                                      The Rank Organisation 1989 Overseas Executive Share Option Plan

Date of grant                                                                No of
                                        No. of options                     options       Exercisable                   Performance
                                               granted        Price    outstanding       ____________________          criteria  met
                                                                                         From              To
____________________________________________________________________________________________________________________________________

18.02.1994                                      157,475      406.97p         55,006       18.02.1997      17.02.2004      N/A
15.08.1994                                      645,030      400.88p        106,232       15.08.1997      14.08.2004      N/A
10.02.1995                                       76,950      372.92p         36,694       10.02.1998      09.02.2005      YES
23.02.1995                                      352,550      372.92p         43,465       23.02.1998      22.02.2005      YES
____________________________________________________________________________________________________________________________________

TOTAL                                         1,232,005                     241,397
____________________________________________________________________________________________________________________________________




                                                  The Rank Group 1996 Share Savings Scheme

Date of grant                                                        No. of         Price        No. of          Exercisable
                                                                    options                     options
                                                                    granted                 outstanding
____________________________________________________________________________________________________________________________________


20.03.98 uk                                                       2,041,186        271.58p          126     01.05.2003    31.10.2003
19.03.99 uk                                                       3,325,980        179.00p      591,860     01.05.2004    31.10.2004
06.04.99 o/s                                                        233,351        179.00p      107,181     01.05.2004    31.10.2004
04.05.01                                                          2,762,328        141.00p    1,893,448     01.06.2004    30.11.2004
04.05.01                                                          1,758,741        141.00p    1,372,621     01.06.2006    30.11.2006
30.04.02                                                          1,278,413        240.00p      599,731     01.06.2005    30.11.2005
30.04.02                                                            501,491        240.00p      302,913     01.06.2007    30.11.2007
30.04.03                                                          1,575,370        191.00p    1,421,318     01.06.2006    30.11.2006
30.04.03                                                            816,870        191.00p      706,822     01.06.2008    30.11.2008
____________________________________________________________________________________________________________________________________

TOTAL                                                            14,293,730                   6,996,020
____________________________________________________________________________________________________________________________________





                                           The Rank Group 1996 Executive Share Option Scheme

Date of grant                                                  No. of                    No. of
                                                              options                   options    Exercisable           Performance
                                                              granted        Price  outstanding    ________________     criteria met
                                                                                                   From          To
____________________________________________________________________________________________________________________________________

21.02.1997                                                   1,174,127      435.82p     188,401   21.02.2000  20.02.2007    YES
08.08.1997                                                   2,169,160      346.96p     530,681   08.08.2000  07.08.2007    YES
20.02.1998                                                   2,691,182      338.72p     672,270   20.02.2001  19.02.2008    YES
07.08.1998                                                     292,616      337.00p      10,938   07.08.2001  06.08.2008    YES
22.02.1999                                                   4,213,761      222.75p     609,357   22.02.2002  21.02.2009    YES
01.04.1999                                                     795,580      226.25p     765,580   01.04.2002  31.03.2009    YES
09.08.1999                                                     149,230      274.75p      99,391   09.08.2002  08.09.2009    YES
13.09.1999                                                     278,225      248.00p     278,225   13.09.2002  12.09.2009    YES
29.02.2000                                                      92,793      155.25p      20,994   29.02.2003  28.02.2010    YES
20.10.2000                                                     164,622      170.00p      92,565   20.10.2003  19.10.2010    YES
06.03.2001                                                   1,427,938      187.50p   1,202,786   06.03.2004  05.03.2011    N/A
21.09.2001                                                     192,103      176.50p     139,551   21.09.2004  20.09.2011    N/A
____________________________________________________________________________________________________________________________________

TOTAL                                                       13,641,337                4,610,739
____________________________________________________________________________________________________________________________________






                                           The Rank Group 2002 Executive Share Option Scheme

Date of grant                                                  No. of                   No. of
                                                              options                  options    Exercisable           Performance
                                                              granted       Price  outstanding    ________________     criteria met
                                                                                                  From          To
____________________________________________________________________________________________________________________________________

24.05.2002                                                   4,580,139      271.00p   4,057,449  24.05.2005  23.05.2012     N/A
18.09.2002                                                     219,429      270.00p     219,429  18.09.2005  17.09.2012     N/A
27.03.2003                                                   3,907,613      239.92p   3,846,542  27.03.2006  26.03.2013     N/A
12.09.2003                                                     133,247      276.50p     133,247  12.09.2006  11.09.2013     N/A
____________________________________________________________________________________________________________________________________

TOTAL                                                        8,840,428                8,256,667
____________________________________________________________________________________________________________________________________



                             The Rank Group 2000 Long Term Incentive Plan
                                                                                                   No. of
Date of conditional award                                     No. of shares    Price on     conditionally    Performance
                                                              conditionally     date of    awarded shares  period ending    Year of
                                                                    awarded       award       outstanding       December    release
____________________________________________________________________________________________________________________________________

22.05.2000                                                        3,703,275     146.50p            0     2002           2003
27.03.2001                                                        2,386,976     176.30p    1,927,181     2003           2004
12.03.2002                                                          845,041     275.00p      729,174     2004           2005
20.03.2003                                                        1,816,331     238.50p    1,802,252     2005           2006

                                                                  8,751,623                4,458,607
TOTAL
____________________________________________________________________________________________________________________________________


14.6 The  Convertible  Preference  Shares were issued by the Issuer in 1996 and, under the Articles, were convertible at the option of the holder during the 28 day period ending on 31 May of each of the years up to (and including) 2003 into Ordinary Shares at a rate (subject to adjustment in accordance with the Articles) of GBP13.5660 in nominal amount of Ordinary Shares for every GBP100 in nominal amount of Convertible Preference Shares to be converted. The Convertible Preference Shares were redeemed by the Issuer on 9 December 2003.

14.7 As at 13 January 2004 (the latest practicable date prior to the publication of this document) the principal amount outstanding under the Blue Square Loan Stock was GBP65,000,000. Such amount (unless redeemed or converted prior to such date) is repayable by the Issuer at par plus accrued interest thereon on 31 December 2004. Each holder of the Blue Square Loan Stock, upon giving at least 30 business days' notice, can require Rank to redeem all or any (subject to minimum of GBP250,000) of its/his holding. In the alternative, each holder of Blue Square Loan Stock can, upon giving at least 10 business days' notice, require the Issuer to convert all or any (subject to a minimum of GBP250,000) of its holding into Ordinary Shares up to 31 December 2004. The conversion rate is 1 Ordinary Share for every GBP2.82 of Blue Square Loan Stock held (subject to adjustments for certain events). The maximum number of Ordinary Shares that can be issued on the conversion of all outstanding Blue Square Loan Stock is 23,049,645 representing 3.87 per cent. of the issued ordinary share capital as at 13 January 2004). As at 13 January 2004, no Ordinary Shares had been issued pursuant to the conversion of the Blue Square Loan Stock and no notices requiring the redemption or conversion of any amount of the Blue Square Loan Stock had been received by the Issuer.

14.8 No consideration was payable for the grant of any options under any of the Share Option Schemes.

14.9 Save as disclosed in paragraph 6 and paragraphs 14.4, 14.5 and 14.7 of this section, no share capital of the Issuer or any of its subsidiaries is under option or is agreed, conditionally or unconditionally, to be put under option.

15. Material contracts 15.1 The following contracts directly concerning the issue of the Bonds have been entered into by a member of the Group within the two years immediately preceding the publication of this Offering Circular or will, shortly after the date of this Offering Circular, be entered into by a member of the Group which are or may be material:

(a) the Subscription Agreement (details of which are set out in the section entitled "Subscription and Sale");

(b) the Trust Deed (details of which are set out in the section entitled "Terms and Conditions"); and

(c) the Agency Agreement (details of which are set out in the section entitled "Terms and Conditions").

16.   Litigation
16.1 The Group is involved in a dispute with Serena Holdings Limited over the purchase consideration for an acquisition in 1991 which has been referred to an expert for determination. The original determination process provided for each party to present four written submissions; the fourth submissions were presented by each party on 31 March 2003. The parties and the expert agreed that further submissions should be made in relation to one issue in dispute. The last submissions are due to be exchanged in January or February 2004. The dispute concerns the accounts and the profits of the businesses based upon which an additional purchase consideration may be payable. In its fourth submission, Serena Holdings Limited has claimed that additional consideration of GBP35.9 million is payable with interest due thereon. The Board of Directors is strongly resisting the payment of such further sum and such interest. At the present time, the outcome to the Group cannot be determined and the potential liability cannot be quantified. However, it is the opinion of the Board of Directors that it is unlikely that the outcome of this dispute will have a material effect on the Group's financial position.

Subsidiary undertakings are involved in actions, including one class action suit, in the U.S.. The actions are being vigorously contested. The Board of Directors believe that none of these actions will have a material adverse effect on the financial condition of the Group.

16.2 No member of the Group is, or has been, involved in any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Issuer is aware) which may have, or have had, in the 12 months preceding the date of this Offering Circular, a significant effect on the financial position of the Group.

17.   Significant Change
17.1 Save as disclosed in the "Chief Executive's  Review" contained in Part
B of the section headed "Financial Information" and in the section headed "Description of the Rank Group", there has been no significant change in the financial or trading position of the Group since 30 June 2003, the date of the end of the period covered by the Interim Report 2003.

17.2 There has been no material adverse change in the financial or trading position or prospects of the Group since 31 December 2002, the date of the last audited financial statements of the Group.

17.3 There have been no interruptions in the Group's business during the 12 months preceding the date of this Offering Circular which may have, or have had, a significant effect on the Group's financial position.

18.   General
18.1 The Bonds have been  accepted  for  clearance  through  Euroclear  and
Clearstream,   Luxembourg.  The  Common  Code  is  018209918  and  the  ISIN  is
XS0182099183.

18.2 Rank's accounts for the financial year ended 31 December 2002 were audited by PricewaterhouseCoopers LLP and the accounts for the financial years ended 31 December 2001 and 31 December 2000 were audited by PricewaterhouseCoopers, in each case, of 1 Embankment Place, London WC2N 6RH. The reports made by the auditors on the accounts for each of the periods above were unqualified. PricewaterhouseCoopers LLP are Rank's auditors.

18.3 The financial information set out in this document relating to Rank does not constitute statutory accounts of Rank within the meaning of Section 240(5) of the Companies Act. Statutory accounts of Rank for the years ended 31 December 2000, 31 December 2001 and 31 December 2002 have been delivered to the Registrar of Companies in England and Wales. The auditors of Rank have made reports under Section 235 of the Companies Act in respect of these statutory accounts and each such report was an unqualified report and did not contain a statement under Section 237(2) or (3) of the Companies Act.

19.   Documents available for inspection
Copies of the following documents may be inspected free of charge at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period of 14 days from the publication of this Offering
Circular:

(a)  the Memorandum of Association and Articles;

(b) the audited consolidated accounts of Rank for the three financial years ended 31 December 2000, 31 December 2001 and 31 December 2002;

(c) the unaudited consolidated financial statements of Rank for the six months ended 30 June 2003;

(d)  the Subscription Agreement;

(e)  a draft (subject to modification) of the Trust Deed;

(f)  a draft (subject to modification) of the Agency Agreement; and

(g)  this document.




                             DEFINITIONS AND GLOSSARY

"active members"               registered  members who have attended a Mecca
                               Bingo club or a Grosvenor  Casino,  as the case
                               may be, at least once within the last 12 months;

"Agency Agreement"             the agency  agreement to be entered into between
                               the Issuer,  the Trustee,  the Principal  Paying
                               and Conversion Agent and the other agent named
                               therein on the Closing Date;

"Articles"                     the articles of association of the Issuer;

"Blue Square Loan Stock"       the two  series of 5 per cent.  unlisted
                               convertible  loan stock 2004  amounting  to
                               GBP65  million in aggregate  principal  amount,
                               issued  by the  Issuer  on 27  January  2003 in
                               connection  with  it acquisition of the entire
                               issued share capital of Blue Square Limited on
                               the same date;

"Bondholder(s)"                the holder(s) of the Bonds;

"Bonds"                        the GBP167,722,000  3.875 per cent.  Convertible
                               Bonds due 2009, which amount includes
                               GBP17,722,000 in principal amount of Bonds that were the subject of an option granted to, and exercised in full by, the Joint Lead Managers, and such expression shall include, unless the context otherwise requires, any further bonds issued pursuant to Condition 18 and forming a single series with the Bonds;

"Clearsteam"                   Clearstream Banking, societe anonyme;

"Closing Date"                 has the meaning given in the Conditions;

"Companies Act"                the Companies Act 1985, as amended;

"Companies Acts"               has the meaning  given by Section 744 of the
                               Companies  Act and includes any  enactment
                               after those Companies  Acts which may by virtue
                               of that or any other such  enactment be cited
                               together  with the Companies Act as the
                               "Companies  Act",  (with or without the addition
                               of an indication of the date of any such
                               enactment);

"Condition"                    a condition of the Bonds as set out in the Terms
                               and Conditions;

"Convertible Preference Shares"the convertible cumulative redeemable preference shares of 20p each in the capital of the Issuer;

"CREST"                        a relevant  system (as defined in the CREST
                               Regulations)  in respect of which CrestCo
                               Limited is the operator (as defined in the CREST
                               Regulations);

"CREST Regulations"            the Uncertificated Securities Regulations 2001
                               (S.I. 2001/3755);

"Definitive Bonds"             has the meaning given in paragraph 1 of the
                               section entitled  "Summary of Provisions
                               Relating to the Board when in Global Form";

"Deutsche Bank"                Deutsche Bank AG London;

"Directors" or "Board"         the directors of the Issuer as at the date of
                               this document;

"Draft Gambling Bill"          the draft bill  published  by the UK  Government
                               on 19 November  2003  relating to gambling in
                               Great Britain;

"EFILM"                        EFILM LLC;

"ETS"                          Entertainment Transportation Specialists, Inc.;

"Eurobonds"                    the  GBP125,000,000  7.25 per cent.  guaranteed
                               bonds due 2008  (issued by Rank Group  Finance
                               Plc and guaranteed by the Issuer);

"Euroclear"                    Euroclear Bank S.A./N.V. as operator of the
                               Euroclear System;

"Exchange Date"                has the meaning given in paragraph 1 of the
                               section entitled  "Summary of Provisions
                               Relating to the Board when in Global Form";

"FSMA"                         the Financial Services and Markets Act 2000;

"Gambling Review Report"       the report  published by the Gambling  Review
                               Body in July 2001 as a result of an independent
                               review commissioned by the UK Government to
                               exercise controls on gambling in Great Britain;

"Global Bond"                  a permanent global bond in bearer form, without
                               interest coupons;

"Interim Report 2003"          the unaudited consolidated interim results of
                               the Issuer for the 6 months ended 30 June 2003;

"Issuer"                       The Rank Group Plc;

"Joint Lead Managers"          Deutsche Bank and JPMorgan;

"JPMorgan"                     J.P. Morgan Securities Ltd;

"Listing Rules"                the  rules and  regulations  of the UK  Listing
                               Authority  (as  amended  from time to time)
                               made in accordance with section 74 of the FSMA;

"London Stock Exchange"        London Stock Exchange plc;

"March 2002 Government Paper"  the UK Government  paper on its proposals for updating the laws governing gambling in Great Britain entitled "A Safe Bet for Success" published on 26 March 2002;

"noon buying rate"             the noon  buying rate in New York for cable
                               transfers  in foreign  currencies  as  announced
                               by the Federal Reserve Bank of New York for
                               customs purposes;

"Official List"                the official list of the UK Listing Authority;

"Ordinary Shares"              ordinary shares in the capital of the Issuer,
                               having on the Closing Date a nominal value of
                               10p each;

"Principal Paying and          JPMorgan Chase Bank;
   Conversion Agent"

"Rank" or "the Group"          the Issuer and its  Subsidiaries  and
                               Subsidiary  Undertakings  and  "member of the
                               Group"  shall be construed accordingly;

"Regulation S"                 Regulation S under the Securities Act;

"SDRT"                         Stamp Duty Reserve Tax;

"Securities Act"               the U.S. Securities Act of 1933, as amended;

"Share Option Schemes"         has the meaning given in paragraph 6.1 of the
                               section entitled "General Information";

"Shareholder(s)"               holder(s) of Ordinary Shares;

"Subscription Agreement"       means the subscription  agreement  entered into
                               between the Issuer and the Joint Lead Managers
                               on the date  of  this  document,details  of
                               which  are set out in the  section  of this
                               document  entitled "Subscription and Sale";

"Subsidiary"                   has the meaning given under Section 736 of the
                               Companies Act;

"Subsidiary Undertaking"       has the meaning  given by Section 258 of the
                               Companies  Act (but,  in relation to the Issuer,
                               shall exclude any  undertaking  (as defined in
                               the  Companies  Act) whose  accounts are not
                               included in the then latest published audited
                               consolidated  accounts of the Issuer, or (in the
                               case of an undertaking which has first become a
                               subsidiary  undertaking  of a member of the
                               Group since the date as at which any such
                               audited  accounts were prepared)  would not have
                               been so included or  consolidated if it has
                               become so on or before that date;

"Temporary Global Bond"        a temporary global bond, in bearer form, without
                               interest coupons;

"Terms and Conditions"         the  terms and  conditions  of the Bonds as set
                               out in the  Trust  Deed and in the  section
                               entitled "Terms and Conditions of the Bonds";

"Trust Deed"                   the trust deed to be entered into between the
                               Issuer and the Trustee on the Closing Date;

"Trustee"                      J.P. Morgan Corporate Trustee Services Limited;

"UK Listing Authority"         the Financial Services Authority acting in its
                               capacity as the competent authority under the
                               FSMA;

"United States" or "U.S."      the United States of America; and

"U.S. person"                  has the meaning  given by  Regulation S under
                               the  Securities  Act and/or the U.S.  Internal
                               Revenue Code, as the context may require.


                                                         FINANCIAL INFORMATION

                                                                PART A

                                                         FINANCIAL STATEMENTS

The financial information as at and for each of the years ended 31 December
2001 and 2002 in the consolidated profit and loss account, the consolidated balance sheet, the consolidated cash flow statement, the statement of total recognised gains and losses and notes thereto have been extracted without material adjustment from the 2002 audited financial statements of the Group.

The figures for 2000 have been extracted without material adjustment from the audited financial statements of the Group for the period ended 31 December 2000 and restated to reflect the impact of FRS19 "Deferred Tax".

Consolidated Profit and Loss Account


                                                                                                                 2001          2000
                                                                                                    2002 (as restated) (as restated)
                                                                                         Notes      GBPm         GBPm          GBPm
___________________________________________________________________________________________________________________________________
Turnover                                                                                  1, 2
Continuing operations                                                                            1,402.9      1,366.9      1,404.1
Acquisitions                                                                                        61.7            -            -
Discontinued operations                                                                                -            -        389.3
___________________________________________________________________________________________________________________________________

                                                                                                 1,464.6      1,366.9      1,793.4
___________________________________________________________________________________________________________________________________

Operating profit                                                                          1, 2
Before exceptional items                                                                           213.6        209.7        203.1
Exceptional items                                                                                   (6.2)      (37.5)        (43.5)
___________________________________________________________________________________________________________________________________
Continuing operations                                                                              207.4       172.2         159.6
Acquisitions                                                                                         6.0           -             -
Discontinued operations                                                                                -           -          59.7
___________________________________________________________________________________________________________________________________

Group operating profit                                                                             213.4       172.2         219.3
___________________________________________________________________________________________________________________________________

Share of operating profit in joint ventures and associates
Joint ventures before exceptional items                                                     11       5.3         6.3           5.6
Associated undertakings before exceptional items                                            12      (0.5)          -          12.1
Exceptional items                                                                                      -           -         (13.8)
___________________________________________________________________________________________________________________________________

Total                                                                                                4.8         6.3           3.9
___________________________________________________________________________________________________________________________________

Non-operating items                                                                          3
Net profit on disposal of fixed assets-continuing                                                      -         12.3            -
Loss on disposal of continuing operations                                                           (0.8)       (0.7)         (0.6)
Loss on disposal of interests in associates                                                            -           -        (195.7)
Loss on disposal of discontinued operations                                                            -         (1.1)      (253.2)
Net loss on disposal of fixed assets in joint ventures-discontinued                                 (1.0)        (0.6)           -
___________________________________________________________________________________________________________________________________
Profit on disposal of interest in joint venture                                                      7.7            -            -
___________________________________________________________________________________________________________________________________

Profit (loss) before interest                                                                      224.1        188.4       (226.3)
___________________________________________________________________________________________________________________________________

Net interest payable and similar charges
Group before exceptional charges                                                             4     (22.6)       (24.3)       (67.4)
Group exceptional charges                                                                    4         -            -        (20.3)
Joint ventures before exceptional charges                                                   11      (1.4)        (3.6)        (3.5)

Joint ventures exceptional charges                                                                  (2.0)           -            -
Associated undertakings                                                                     12      (0.1)           -        (23.6)
___________________________________________________________________________________________________________________________________
                                                                                                   (26.1)       (27.9)      (114.8)
___________________________________________________________________________________________________________________________________

Profit (loss) on ordinary activities before tax                                                    198.0        160.5       (341.1)
Tax on profit (loss) on ordinary activities                                                  5     (59.2)       (67.5)       172.5
___________________________________________________________________________________________________________________________________

Profit (loss) on ordinary activities after tax                                                     138.8         93.0       (168.6)
Equity minority interests                                                                   23      (2.1)        (1.9)        (3.0)
___________________________________________________________________________________________________________________________________

Profit (loss) for the financial year                                                               136.7         91.1       (171.6)
Dividends and other appropriations
Preference - non-equity                                                                      7     (21.0)       (21.0)       (21.0)
Ordinary - equity                                                                            7     (78.2)       (74.5)       (69.1)
___________________________________________________________________________________________________________________________________

Transfer to (from) reserves                                                                 22      37.5         (4.4)      (261.7)
___________________________________________________________________________________________________________________________________

Basic earnings (loss) per ordinary share                                                     8      19.6p        11.9p       (27.7)p
___________________________________________________________________________________________________________________________________

Diluted earnings (loss) per ordinary share                                                   8      19.5p        11.9p       (27.7)p
___________________________________________________________________________________________________________________________________

Basic earnings per ordinary share before exceptional items                                   8      19.9p        16.5p        48.1p
___________________________________________________________________________________________________________________________________

Diluted earnings (loss) per ordinary share before exceptional items                          8      19.8p        16.5p        48.1p
___________________________________________________________________________________________________________________________________

There is no difference between the results as disclosed in the profit and loss account and that on an unmodified historical cost basis.



Consolidated Balance Sheet

                                                                                                                    2001        2000
                                                                                                                     (as         (as
                                                                                                        2002    restated)  restated)
                                                                                           Notes        GBPm        GBPm        GBPm
____________________________________________________________________________________________________________________________________
 Fixed assets
 Intangible assets                                                                              9       52.3         7.4        7.6
 Tangible assets                                                                               10      780.7       726.0      775.8
 Investments
 Joint ventures
____________________________________________________________________________________________________________________________________
 Share of gross assets                                                                                  12.9        66.8       70.2
 Share of gross liabilities                                                                             (7.5)      (50.7)     (54.6)
____________________________________________________________________________________________________________________________________
                                                                                               12        5.4        16.1       15.6
 Associated undertakings                                                                       13        4.0         0.8        0.7
 Other                                                                                         14       58.0        48.3       40.0
____________________________________________________________________________________________________________________________________
                                                                                                        67.4        65.2       56.3
____________________________________________________________________________________________________________________________________
                                                                                                       900.4       798.6      839.7
____________________________________________________________________________________________________________________________________
 Current assets
 Stocks                                                                                        15       74.4        69.4       65.2
 Debtors (amounts falling due within one year)                                                 16      411.8       430.4      457.4
 Debtors (amounts falling due after more than one year)                                        16      319.7       224.3      230.9
 Investments                                                                                   17       24.0         6.3       11.7
 Cash and deposits                                                                             17       83.2       117.6      156.0
____________________________________________________________________________________________________________________________________
                                                                                                       913.1       848.0      921.2
 Creditors (amounts falling due within one year)
 Loan capital and borrowings                                                                   18      (38.8)       (7.9)     (42.6)
 Other                                                                                         20     (403.5)     (363.7)    (367.7)
____________________________________________________________________________________________________________________________________
                                                                                                      (442.3)     (371.6)    (410.3)
____________________________________________________________________________________________________________________________________
 Net current assets                                                                                    470.8       476.4      510.9
____________________________________________________________________________________________________________________________________
 Total assets less current liabilities                                                               1,371.2     1,275.0    1,350.6
____________________________________________________________________________________________________________________________________
 Creditors (amounts falling due after more than one year)
 Loan capital and borrowings                                                                   18     (467.5)     (364.1)    (445.0)
 Other                                                                                         20      (83.5)      (79.2)     (48.6)
____________________________________________________________________________________________________________________________________
                                                                                                      (551.0)     (443.3)    (493.6)
____________________________________________________________________________________________________________________________________
 Provisions for liabilities and charges                                                        21      (51.5)      (87.8)    (109.0)
____________________________________________________________________________________________________________________________________
                                                                                                       768.7       743.9      748.0
____________________________________________________________________________________________________________________________________
 Capital and reserves                                                                          23
 Called up share capital                                                                               104.8       104.6      104.6
 Share premium account                                                                                  13.6         8.5        8.5
 Capital redemption reserve                                                                             24.8        24.8       24.8
 Other reserves                                                                                        605.4       590.8      594.2
____________________________________________________________________________________________________________________________________
 Shareholders' funds                                                                                   748.6       728.7      732.1
____________________________________________________________________________________________________________________________________
 Equity interests                                                                                      522.0       504.3      509.9
 Non-equity interests                                                                                  226.6       224.4      222.2
____________________________________________________________________________________________________________________________________
 Equity minority interests                                                                     24       20.1        15.2       15.9
____________________________________________________________________________________________________________________________________
                                                                                                       768.7       743.9      748.0
____________________________________________________________________________________________________________________________________



Consolidated Cash Flow Statement

                                                                                                         2002        2001      2000
                                                                                           Notes         GBPm        GBPm      GBPm
____________________________________________________________________________________________________________________________________
Net cash inflow from operating activities                                                     25        107.3       266.4     358.0
Distributions from joint ventures and associated undertakings                                              -          2.4       2.6
Returns on investment and servicing of finance
Interest received                                                                                         8.2         7.5       8.3
Interest paid                                                                                           (31.3)      (49.2)    (96.5)
Dividends paid to preference shareholders                                                               (18.8)      (18.8)    (18.8)
Dividends paid to minority shareholders in subsidiary undertakings                                       (2.1)       (3.0)     (1.6)
____________________________________________________________________________________________________________________________________
                                                                                                        (44.0)      (63.5)   (108.6)
Taxation (paid) received (net)                                                                          (27.1)      (15.4)     12.8
Capital expenditure and financial investment
Purchase of investments                                                                                 (13.7)      (12.0)     (6.2)
Purchase of tangible fixed assets                                                                      (117.9)     (103.3)   (144.6)
Sale of fixed assets and assets held for disposal                                                        34.8        64.3      20.1
____________________________________________________________________________________________________________________________________
                                                                                                        (96.8)      (51.0)   (130.7)
Acquisitions and disposals
Purchase of subsidiaries                                                                                (38.7)         -      (25.9)
Cash acquired with subsidiaries                                                                           3.4          -        0.2
Sale of businesses and investments                                                                        5.1         3.8   1,219.3
Cash and overdrafts disposed of with businesses                                                            -           -       (6.4)
Investment in joint ventures and associated undertakings                                                 (8.5)       (2.4)    (13.4)
____________________________________________________________________________________________________________________________________
                                                                                                        (38.7)        1.4   1,173.8
Ordinary dividends paid                                                                                 (75.8)      (72.2)    (83.7)
____________________________________________________________________________________________________________________________________
Cash (outflow) inflow before use of liquid resources and financing                            27       (175.1)       68.1   1,224.2
Management of liquid resources                                                                          (18.8)        5.4       1.1
Financing
Purchase of ordinary share capital                                                                        5.2          -     (304.3)
Changes in debt and lease financing
Debt due within one year
   repayment of US dollar private placements                                                               -        (31.9)    (19.7)
   drawdown of other short term loans and borrowings                                                     25.8          -          -
   repayment of short term loans and borrowings                                                            -           -     (133.2)
   net repayment on sterling syndicated facilities                                                         -           -     (397.8)
   net repayment on US dollar syndicated facilities                                                        -           -     (200.6)
Debt due after more than one year
   repayment of US dollar private placements                                                               -        (40.8)    (74.8)
   net drawdown on dollar syndicated facilities                                                         159.9          -          -
   net movements on other long term facilities                                                          (25.5)      (43.8)     (3.1)
Capital element of finance lease rental payments                                                         (0.5)       (0.8)    (19.4)
____________________________________________________________________________________________________________________________________
Net cash inflow (outflow) from financing                                                                164.9      (117.3) (1,152.9)
____________________________________________________________________________________________________________________________________
(Decrease) increase in cash                                                                             (29.0)      (43.8)     72.4
____________________________________________________________________________________________________________________________________

Group Recognised Gains and Losses

                                                                                                                   2001         2000
                                                                                                                     (as         (as
                                                                                                       2002    restated)   restated)
                                                                                                       GBPm         GBPm       GBPm
____________________________________________________________________________________________________________________________________
Profit (loss) for the financial year                                                                   136.7        91.1     (171.6)
Tax on exchange adjustments offset in reserves                                                         (26.5)       (3.2)     (17.9)
Currency translation differences on foreign currency net investments                                    (0.5)        2.0       (5.1)
____________________________________________________________________________________________________________________________________
Total recognized gains and relating to the year                                                        109.7        89.9     (194.6)
____________________________________________________________________________________________________________________________________
Prior year adjustment (Note 1) - deferred tax asset                                                    144.5
____________________________________________________________________________________________________________________________________
Total recognised gains and losses since last annual report                                             254.2
____________________________________________________________________________________________________________________________________


Movements in Shareholders' Funds
                                                                                                                    2001        2000
                                                                                                                     (as         (as
                                                                                                        2002    restated)  restated)
                                                                                                        GBPm        GBPm       GBPm
____________________________________________________________________________________________________________________________________
Profit (loss) for the financial year                                                                   136.7        91.1     (171.6)
Dividends payable excluding provision for redemption premium                                           (97.0)      (93.3)     (87.9)
____________________________________________________________________________________________________________________________________
Retained profit (loss) for the year                                                                     39.7        (2.2)    (259.5)
Other recognised gains and losses (net)                                                                (27.0)       (1.2)     (23.0)
Issue (purchase) of ordinary share capital                                                               5.3           -     (304.3)
Goodwill realised on disposal of subsidiaries                                                            2.6           -      108.1
Amounts deducted in respect of shares issued to the QUEST                                               (0.7)          -          -
____________________________________________________________________________________________________________________________________
Net movement in shareholder's funds                                                                     19.9        (3.4)    (478.7)
__________________________________________________________________________________________________________________________________
Opening shareholders' funds as previously stated                                                       584.2       556.3    1,183.8
Prior year adjustment (Note 1) - deferred tax asset                                                    144.5       175.8       27.0
___________________________________________________________________________________________________________________________________
Opening shareholders' funds as restated                                                                728.7       732.1    1,210.8
____________________________________________________________________________________________________________________________________
Closing shareholders' funds                                                                            748.6       728.7      732.1
____________________________________________________________________________________________________________________________________


                                                          ACCOUNTING POLICIES

1.    Basis of preparation
The accounts are prepared under the historical cost convention, and comply with applicable accounting standards on a basis consistent with the previous year except for the changes detailed below. The Group's profit and loss account and balance sheet include the accounts of the Company and its subsidiary undertakings, and the Group's share of profits or losses and reserves of its joint ventures and associated undertakings. The profits or losses of subsidiary undertakings acquired or sold during the period are included as from or up to the dates on which control passed. All business combinations are accounted for using the acquisition accounting method.

Changes in accounting policy
The Group has adopted Financial Reporting Standard ("FRS") 19 "Deferred Tax" in 2002.

FRS 19 requires deferred tax to be accounted for on a full provision basis rather than a partial provision basis as in 2001 and earlier years. This change in accounting policy has been accounted for as a prior period adjustment and accordingly the results reported in 2001 and earlier years have been restated as set out in note 5(c).

2.    Foreign currency
Revenues, costs and cash flows of overseas undertakings are included in the Group profit and loss account at average rates of exchange. Assets and liabilities denominated in foreign currencies are translated into sterling at rates of exchange ruling at the balance sheet date except where a forward exchange contract has been arranged when the contracted rate is used. Exchange differences on the retranslation of opening net assets and results for the period of foreign subsidiary undertakings are dealt with through reserves net of differences on related foreign currency borrowings and are reported in the statement of recognised gains and losses. Other gains and losses arising from foreign currency transactions, including trading, are included in the consolidated profit and loss account. The principal exchange rates affecting the Group were:


                                                                                                              2002             2001
                                                                                                 ___________________________________
                                                                                                 Year end   Average Year end Average
____________________________________________________________________________________________________________________________________
US dollar                                                                                             1.61     1.51     1.46    1.43
Canadian dollar                                                                                       2.54     2.40     2.32    2.23
Euro                                                                                                  1.53     1.59     1.63    1.61

3.    Income recognition
Turnover consists of sales of goods and services and is generally recognised as goods are shipped or services are rendered. Turnover for casinos includes the gaming win before deduction of gaming duty.

4.    Contract advances
The Deluxe businesses enter into contracts with major customers that span several years. As part of these contracts, Deluxe provides advance cash payments to the customers. Both Deluxe Media and Deluxe Film capitalise the total commitment payable under each contract within debtors at the date of the agreement and record a corresponding liability on the balance sheet for any outstanding amounts. Within Deluxe Media capitalised contract costs are amortised against revenue on a straight line basis over the life of the contract. Within Deluxe Film, contract advances are amortised on the basis of estimated total footage over the life of the contract, unless the terms of the contract indicate an alternative treatment would be more appropriate.

5.    Goodwill
Goodwill arising on acquisitions made before 31 December 1997 has been written off directly to reserves. Goodwill arising on acquisitions subsequent to 31 December 1997 has been capitalised and is being amortised on a straight line basis over its useful economic life of 20 years or less.

6.    Stocks
Stocks include work in progress and are valued at the lower of cost (including an appropriate proportion of overhead) and net realisable value.

7.    Tangible fixed assets
Freehold properties are depreciated on a straight line basis over 100 years or their useful life, if less. Leased properties are depreciated over the lesser of 100 years, their useful life or the term of the lease. No depreciation is provided on freehold land. Expenditure on major refurbishment of properties is amortised over periods of between three and 15 years. Other fixed assets are depreciated mainly at rates between 5% and 33% per annum on a straight-line basis.

Pre-opening costs are expensed as incurred.

Casino properties are depreciated over the useful economic life of the physical properties to their residual values. Both the initial carrying amount and residual value take into account the trading potential of the property with the benefit of the casino licenses. In view of the high residual values, casino properties are reviewed annually for potential impairment.

8.    Leased assets
Assets acquired under finance leases are included in tangible fixed assets. Depreciation is provided at rates designed to write-off the cost in equal annual amounts over the shorter of the estimated useful lives of the assets (which are the same as those for assets purchased outright) and the period of the leases. The capital element of future rentals is treated as a liability and the interest element is charged to the profit and loss account over the period of the leases in proportion to the balances outstanding. Operating lease payments are charged to the profit and loss account as incurred.

9.    Pensions
The pension costs as calculated under SSAP 24 relating to the UK defined benefit scheme are assessed in accordance with the advice of a qualified actuary using the attained age method. Actuarial surpluses and deficiencies are amortised on a straight line basis over the expected average remaining service lives of the employees. The pension costs relating to the UK defined contribution scheme represent the contributions payable by the Group. Overseas schemes are accounted for in accordance with local conditions and practice such that the costs are charged against profits on a systematic basis over the service lives of the employees. The disclosures required under the transitional arrangements for FRS 17 are presented in note 30(b).

10.   Taxation
Current tax is applied to taxable profits at the rates ruling in the relevant country.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Provision is made for the tax that would arise on remittance of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences are expected to reverse.

The Group's previous accounting policy was to recognise a deferred tax liability to the extent that it was likely to arise in the future.

11.   Financial Instruments
Derivative instruments that may be utilised by the Group are forward interest rate swaps and caps, cross currency swaps, forward starting swaps, forward rate agreements, interest rate swaps, interest rate swap options, forward foreign exchange contracts and currency options.

Derivative instruments that are currently utilised by the Group are interest rate swaps, forward foreign exchange contracts and short term currency swaps. These instruments are used to manage interest rate and foreign exchange risk.

The forward foreign exchange contracts are used to hedge future transaction flows. The resulting gains and losses are recognised as they arise and offset against gains and losses in the related underlying exposure.

During 2001, the Group entered into a series of interest rate swaps with banks, the effect of which has been to replace part of the Group's fixed interest rate exposure with a floating rate exposure on an equivalent amount of notional debt.

The interest rate differentials from interest rate swaps used to manage the amounts and periods for which interest rates on underlying debt is fixed are recorded through an adjustment of net interest payable.

The underlying principal amounts of short term currency swaps are revalued at the exchange rates as at the balance sheet date and included in current asset investments or creditors to the extent that they are not related to underlying debt. The interest rate element of these contracts is recognised as part of net interest payable over the term of the agreement.

If a legally enforceable right exists to set off recognised amounts of financial assets and liabilities, which are determinable monetary amounts and the Group intends to settle on a net basis, the relevant financial assets and liabilities are offset.



                                                         NOTES TO THE ACCOUNTS

1.    Segmental Information

                                                                                                                           Turnover
                                                                                                         ___________________________
                                                                                                                  2002         2001
                                                                                                                  GBPm         GBPm
____________________________________________________________________________________________________________________________________
Analysis by division (a)
Gaming                                                                                                           470.3        437.1
Hard Rock                                                                                                        242.7        248.4
Deluxe                                                                                                           646.7        634.6
US Holidays                                                                                                       43.2         46.8
____________________________________________________________________________________________________________________________________
Continuing operations                                                                                          1,402.9      1,366.9
Acquisitions                                                                                                      61.7            -
____________________________________________________________________________________________________________________________________
Total turnover                                                                                                 1,464.6      1,366.9
____________________________________________________________________________________________________________________________________

                                                                                                           Profit (loss) before tax
                                                                                                         ___________________________
                                                                                                                  2002         2001
                                                                                                                  GBPm         GBPm
____________________________________________________________________________________________________________________________________
Operating profit (loss) before exceptional items
Gaming                                                                                                           103.3         95.7
Hard Rock                                                                                                         27.6         38.0
Deluxe                                                                                                            84.5         74.1
US Holidays                                                                                                        8.1          9.5
Central costs and other                                                                                           (9.9)        (7.6)
____________________________________________________________________________________________________________________________________
Continuing operations                                                                                            213.6        209.7
Acquisitions                                                                                                       6.0            -
____________________________________________________________________________________________________________________________________
                                                                                                                 219.6        209.7
Exceptional items                                                                                                 (6.2)       (37.5)
____________________________________________________________________________________________________________________________________
                                                                                                                 213.4         172.2
Share of investments before exceptional items (c):
Other                                                                                                              3.3           2.7
____________________________________________________________________________________________________________________________________
                                                                                                                   3.3          2.7
Exceptional items                                                                                                 (2.0)           -
____________________________________________________________________________________________________________________________________
                                                                                                                   1.3          2.7
Non-operating items (net)                                                                                          5.9          9.9
Group interest payable and other similar charges                                                                 (22.6)       (24.3)
____________________________________________________________________________________________________________________________________
Profit (loss) on ordinary activities before tax                                                                  198.0         160.5
____________________________________________________________________________________________________________________________________

                                                                                                               Capital employed (b)
                                                                                                         ___________________________
                                                                                                                  2002         2001
                                                                                                                  GBPm         GBPm
____________________________________________________________________________________________________________________________________
Analysis by division
Gaming                                                                                                           589.3         553.5
Hard Rock                                                                                                        728.7         776.4
Deluxe                                                                                                           717.1         547.8
US Holidays                                                                                                       65.5          77.9
____________________________________________________________________________________________________________________________________
Continuing operations                                                                                          2,100.6       1,955.6
____________________________________________________________________________________________________________________________________
Share of investments                                                                                              67.4          65.2
____________________________________________________________________________________________________________________________________
Total capital employed                                                                                         2,168.0       2,020.8
____________________________________________________________________________________________________________________________________


(a)  Inter-segmental turnover is not material.
(b)  Capital employed comprises net operating assets plus purchased goodwill.
(c) Share of investments' profit is defined as share of profit before tax. Share of investments capital employed is the carrying value in the Group's balance sheet plus purchased goodwill. Investments comprise joint ventures, associations and other investments.


1.    Segmental Information (continued)

                                                                                                                   Depreciation and
                                                                                                                       amortisation
                                                                                                          __________________________
                                                                                                                  2002         2001
                                                                                                                  GBPm         GBPm
____________________________________________________________________________________________________________________________________
Analysis by division
Gaming                                                                                                             40.2        41.3
Hard Rock                                                                                                          16.4        10.1
Deluxe                                                                                                             23.1        28.6
US Holidays                                                                                                         0.8         0.8
Central costs and other                                                                                             0.1         0.3
____________________________________________________________________________________________________________________________________
Continuing operations                                                                                              80.6        81.1
____________________________________________________________________________________________________________________________________

                                                                                                                         Investment
                                                                                                                        expenditure
                                                                                                          __________________________
                                                                                                                  2002         2001
                                                                                                                  GBPm         GBPm
____________________________________________________________________________________________________________________________________
Analysis by division
Gaming                                                                                                             60.0        48.5
Hard Rock                                                                                                          26.2        20.0
Deluxe                                                                                                             30.3        33.5
US Holidays                                                                                                         1.3         1.3
Central costs and other                                                                                             0.1          -
Continuing operations including acquisitions                                                                      117.9       103.3
Investments                                                                                                        22.2        14.4
____________________________________________________________________________________________________________________________________
Total investment expenditure                                                                                      140.1       117.7
____________________________________________________________________________________________________________________________________

                                                                                                               Net cash flow before
                                                                                                                          financing
                                                                                                          __________________________
                                                                                                                  2002         2001
                                                                                                                  GBPm         GBPm
____________________________________________________________________________________________________________________________________
Analysis by division
Gaming                                                                                                             80.1        85.4
Hard Rock                                                                                                          17.9        24.7
Deluxe                                                                                                            (78.9)      137.7
US Holidays                                                                                                        13.0        13.3
Central costs and other                                                                                           (33.1)      (25.2)
____________________________________________________________________________________________________________________________________
Continuing operations including acquisitions                                                                       (1.0)      235.9
Discontinued operations                                                                                              -            -
____________________________________________________________________________________________________________________________________
                                                                                                                   (1.0)      235.9
Investments
Other                                                                                                             (22.2)      (14.5)
____________________________________________________________________________________________________________________________________
                                                                                                                  (22.2)      (14.5)
Interest paid (net)                                                                                               (23.1)      (41.7)
Tax and dividends                                                                                                (123.8)     (109.4)
Acquired debt and other non cash items                                                                             (5.0)       (2.2)
____________________________________________________________________________________________________________________________________
Net cash (outflow) inflow before use of liquid resources and financing                                           (175.1)       68.1
____________________________________________________________________________________________________________________________________

                                                                                                                         Net assets
                                                                                                                      (as restated)
                                                                                                          __________________________
                                                                                                                  2002         2001
                                                                                                                  GBPm         GBPm
____________________________________________________________________________________________________________________________________
Analysis by division
Gaming                                                                                                            431.7       396.9
Hard Rock                                                                                                         170.8       175.3
Deluxe                                                                                                            453.2       308.8
US Holidays                                                                                                        39.9        46.8
____________________________________________________________________________________________________________________________________
Continuing operations                                                                                           1,095.6       927.8
Investments                                                                                                        67.4        65.2
Tax and dividends payable                                                                                          (1.6)       43.9
Other non-operating assets (net)                                                                                  (45.9)      (52.3)
Goodwill                                                                                                           52.3         7.4
Net debt                                                                                                         (399.1)     (248.1)
____________________________________________________________________________________________________________________________________
Total net assets                                                                                                  768.7       743.9
____________________________________________________________________________________________________________________________________


1.    Segmental Information (continued)

                                                                                                                 Turnover by origin
                                                                                                          __________________________
                                                                                                                  2002         2001
                                                                                                                  GBPm         GBPm
____________________________________________________________________________________________________________________________________
Geographical analysis
UK                                                                                                                576.9       529.4
North America                                                                                                     673.1       710.2
Rest of the world                                                                                                 152.9       127.3
____________________________________________________________________________________________________________________________________
Continuing operations                                                                                           1,402.9     1,366.9
____________________________________________________________________________________________________________________________________

Turnover by destination is not materially different from turnover by origin.

                                                                                                            Operating profit before
                                                                                                                  exceptional items
                                                                                                          __________________________
                                                                                                                  2002         2001
                                                                                                                  GBPm         GBPm
____________________________________________________________________________________________________________________________________
Geographical analysis
UK                                                                                                                100.3        95.0
North America                                                                                                      94.0        95.6
Rest of the world                                                                                                  19.3        19.1
____________________________________________________________________________________________________________________________________
Continuing operations                                                                                             213.6       209.7
____________________________________________________________________________________________________________________________________

                                                                                                             Operating profit after
                                                                                                                  exceptional items
                                                                                                          __________________________
                                                                                                                  2002         2001
                                                                                                                  GBPm         GBPm
____________________________________________________________________________________________________________________________________
Geographical analysis
UK                                                                                                                100.3        85.9
North America                                                                                                      87.8        74.5
Rest of the world                                                                                                  19.3        11.8
____________________________________________________________________________________________________________________________________
Continuing operations                                                                                             207.4       172.2
____________________________________________________________________________________________________________________________________

                                                                                                                     Net assets (a)
                                                                                                          __________________________
                                                                                                                  2002         2001
                                                                                                                  GBPm         GBPm
____________________________________________________________________________________________________________________________________
Geographical analysis
UK                                                                                                                527.8       453.4
North America                                                                                                     456.5       389.3
Rest of the world                                                                                                 111.3        85.1
____________________________________________________________________________________________________________________________________
Continuing operations including acquisitions                                                                    1,095.6       927.8
____________________________________________________________________________________________________________________________________

(a)   Net assets includes assets attributable to businesses acquired during the year.

2.    Turnover and Operating Profit

                                                                                                    2002                       2001
                                                                              ______________________________________________________
                                                                                 Continuing
                                                                                 operations  Acquisitions        Total        Total
                                                                                       GBPm          GBPm         GBPm         GBPm
____________________________________________________________________________________________________________________________________
Turnover                                                                            1,402.9          61.7      1,464.6      1,366.9
Cost of sales                                                                        (996.5)        (52.6)    (1,049.1)      (991.0)
____________________________________________________________________________________________________________________________________
Gross profit                                                                          406.4           9.1        415.5        375.9
Distribution costs                                                                    (42.1)         (0.3)       (42.4)       (42.2)
Administrative expenses                                                              (167.4)         (2.8)      (170.2)      (170.3)
Other operating income                                                                 10.5            -          10.5          8.8
____________________________________________________________________________________________________________________________________
Operating profit                                                                      207.4           6.0        213.4        172.2
____________________________________________________________________________________________________________________________________
Exceptional items included above are:
In cost of sales                                                                       (6.2)           -          (6.2)       (26.2)
In administrative expenses                                                               -             -            -         (11.3)
____________________________________________________________________________________________________________________________________
                                                                                       (6.2)           -          (6.2)       (37.5)
____________________________________________________________________________________________________________________________________


2.    Turnover and Operating Profit (continued)

                                                                                                                       2002    2001
                                                                                                                       GBPm    GBPm
____________________________________________________________________________________________________________________________________
Operating profit is stated after charging the following items:
In normal trading
   Depreciation of tangible fixed assets                                                                                79.6   80.6
   Amortisation of goodwill                                                                                              1.0    0.5
   Operating lease payments
   -land and buildings                                                                                                  51.5   47.4
   -plant and machinery                                                                                                 10.0    7.3
In exceptional items
   Impairment of fixed assets (including goodwill)                                                                       6.2   28.6
   Restructuring charges                                                                                                  -     8.9
____________________________________________________________________________________________________________________________________


The exceptional charge in 2002 reflects impairment to the value of Deluxe's investment in the ex-Pioneer DVD facility which crystallised as a result of the venture with Ritek Corporation.

During the year the Company's auditors, PricewaterhouseCoopers, earned the following fees:


                                                                                                                       2002    2001
                                                                                                                       GBPm    GBPm
____________________________________________________________________________________________________________________________________
Audit fees:
   UK                                                                                                                    0.6    0.5
   Overseas                                                                                                              0.6    0.5
____________________________________________________________________________________________________________________________________
                                                                                                                         1.2    1.0
____________________________________________________________________________________________________________________________________
Non-audit services:
   UK                                                                                                                    1.1    1.7
   Overseas                                                                                                              0.6    0.2
____________________________________________________________________________________________________________________________________
                                                                                                                         1.7    1.9
____________________________________________________________________________________________________________________________________
                                                                                                                         2.9    2.9
____________________________________________________________________________________________________________________________________
Non-audit services were as follows:
   Transaction services, stock exchange and other audit related work                                                     1.3    1.6
   Taxation advice                                                                                                       0.4    0.2
   Consultancy and advisory services                                                                                       -    0.1
____________________________________________________________________________________________________________________________________
                                                                                                                         1.7    1.9
____________________________________________________________________________________________________________________________________


The auditors' remuneration for the Company was GBP50,000 (2001 - GBP50,000).

It is the Group's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where their expertise and experience with the Group are important, principally in the areas of transaction services, stock exchange transactions and tax advice. The Group's policy is, where appropriate, that work is put out to competitive tender. The Audit Committee monitors the relationship with PricewaterhouseCoopers, including the level of non-audit fees.


3.    Non-Operating Items

                                                                                                                    2002       2001
                                                                                                                    GBPm       GBPm
____________________________________________________________________________________________________________________________________
Net profit on disposal of fixed assets                                                                                 -       12.3
Net loss (including provision for loss) on disposal of continuing operations (including goodwill written back
   from reserves of GBP2.6m)                                                                                         (0.8)     (0.7)
Loss on disposal of discontinued operations                                                                            -       (1.1)
Net loss on disposal of fixed assets in joint ventures - discontinued                                                (1.0)     (0.6)
Profit on disposal of interest in joint venture                                                                       7.7         -
____________________________________________________________________________________________________________________________________
Non-operating items before interest and tax                                                                           5.9       9.9
____________________________________________________________________________________________________________________________________


The exceptional tax credit  attributable to non-operating items is GBP0.6m (2001
- GBPNil). The disposal of properties held by the joint venture with British Land generated a net profit before interest of GBP6.7m.


4.    Net Interest Payable and Similar Charges

                                                                                                                    2002       2001
                                                                                                                    GBPm       GBPm
____________________________________________________________________________________________________________________________________
Interest payable on bank loans and overdrafts                                                                        0.8        0.7
Interest payable on other loans                                                                                     30.0       32.2
Finance charges on finance leases                                                                                    0.9        0.4
Release of discount on provisions                                                                                    1.3        1.3
____________________________________________________________________________________________________________________________________
Interest payable and other similar charges                                                                          33.0       34.6
Interest receivable from deposits and current asset investments                                                     (9.5)      (7.5)
Net profit on redemption of fixed rate debt                                                                         (0.9)      (2.8)
____________________________________________________________________________________________________________________________________
                                                                                                                    22.6       24.3
____________________________________________________________________________________________________________________________________



5.    Taxation on Profit on Ordinary Activities
(a)   Analysis of tax charge in year

                                                                                                                               2002
                                                                                                 ___________________________________
                                                                                                      Before
                                                                                                 exceptional Exceptional
                                                                                                       items       items      Total
                                                                                                        GBPm        GBPm       GBPm
____________________________________________________________________________________________________________________________________
UK corporation tax
   Current                                                                                              21.3          -        21.3
   Prior year                                                                                           (0.6)         -        (0.6)
____________________________________________________________________________________________________________________________________
                                                                                                        20.7          -        20.7
Overseas tax
   Current                                                                                               9.5          -         9.5
Taxation on share of profits of:
   Associated undertakings and joint ventures                                                            1.4        (0.6)       0.8
____________________________________________________________________________________________________________________________________
Total current tax                                                                                       31.6        (0.6)      31.0
____________________________________________________________________________________________________________________________________
UK deferred tax
   Timing differences                                                                                    4.6           -        4.6
Overseas deferred tax
   Timing differences                                                                                   23.6           -       23.6
____________________________________________________________________________________________________________________________________
Total deferred tax                                                                                      28.2           -       28.2
____________________________________________________________________________________________________________________________________
Tax on profit (loss) on ordinary activities                                                             59.8        (0.6)      59.2
____________________________________________________________________________________________________________________________________

                                                                                                                               2001
                                                                                                 ___________________________________
                                                                                                      Before
                                                                                                 exceptional
                                                                                                       items                   Total
                                                                                                         (as Exceptional          as
                                                                                                   restated)       items  (restated)
                                                                                                        GBPm        GBPm       GBPm
____________________________________________________________________________________________________________________________________
UK corporation tax
   Current                                                                                              11.4          -        11.4
   Prior year                                                                                           (0.3)         -        (0.3)
____________________________________________________________________________________________________________________________________
                                                                                                        11.1          -        11.1
Overseas tax
   Current                                                                                              18.3          -        18.3
   Prior year                                                                                            2.0          -         2.0
____________________________________________________________________________________________________________________________________
                                                                                                        20.3          -        20.3
Taxation on share of profits of:
   Associated undertakings and joint ventures                                                            0.9          -         0.9
____________________________________________________________________________________________________________________________________
Total current tax                                                                                       32.3          -        32.3
____________________________________________________________________________________________________________________________________
UK deferred tax
   Timing differences                                                                                    1.3          -         1.3
Overseas deferred tax
   Timing differences                                                                                   33.9          -        33.9
____________________________________________________________________________________________________________________________________
Total deferred tax                                                                                      35.2          -        35.2
____________________________________________________________________________________________________________________________________
Tax on profit (loss) on ordinary activities                                                             67.5          -        67.5
____________________________________________________________________________________________________________________________________


(b)   Taxation reconciliation
The tax charge for the year is lower than the standard rate of UK corporation tax (30%). The differences are explained below:


                                                                                                                               2001
                                                                                                                                 as
                                                                                                                    2002  (restated)
                                                                                                                    GBPm       GBPm
____________________________________________________________________________________________________________________________________
Profit on ordinary activities before tax                                                                           198.0      160.5
Profit on ordinary activities before tax at 30% (2001 30%)                                                          59.4       48.2
Effects of permanent differences                                                                                    (0.5)      12.9
Capital allowances in excess of depreciation                                                                        (4.2)      (5.6)
Differences in overseas tax rates                                                                                  (23.4)     (22.8)
Adjustments relating to prior years                                                                                 (0.6)      (0.8)
Other timing differences                                                                                             0.3        0.4
____________________________________________________________________________________________________________________________________
Total current tax                                                                                                   31.0       32.3
____________________________________________________________________________________________________________________________________


The effective tax rate for the year has been reduced by a number of non-recurring permanent differences and, going forward, is likely to increase.

(c)   Implementation of FRS 19

The adoption of FRS 19 "Deferred Tax" has resulted in changes in the method of accounting for deferred tax. FRS 19 requires, subject to certain exemptions, that deferred tax be recognised in respect of all timing differences that have originated but not reversed by the balance sheet date.

As a result of this change in accounting policy, comparatives have been restated as follows:

                                                                                                                    Profit
                                                                                                                     after
                                                                                                             Tax       tax     Basic
                                                                                                          charge    before  earnings
                                                                                                         for the     excep       per
                                                                                                          period   tionals     share
                                                                                                            GBPm      GBPm   (pence)
____________________________________________________________________________________________________________________________________
Year to December 31, 2001 - as reported                                                                     32.3     155.8    22.5p
Implementation of FRS 19                                                                                    35.2     (35.2)   (6.0)p
____________________________________________________________________________________________________________________________________
Year to December 31, 2001 - as restated                                                                     67.5     120.6    16.5p
____________________________________________________________________________________________________________________________________


In the current year, the effect of this change in accounting policy has been to increase the total tax charge for the year by GBP28.2m.


                                                                                                              Deferred Shareholders'
                                                                                                             tax asset         funds
                                                                                                                  GBPm          GBPm

____________________________________________________________________________________________________________________________________
31 December 2001 - as reported                                                                                       -         584.2
Implementation of FRS 19                                                                                         144.5         144.5
____________________________________________________________________________________________________________________________________
31 December 2001 - as restated                                                                                   144.5         728.7
____________________________________________________________________________________________________________________________________


6.    Profit Attributable to the Parent Company
The profit for the financial year in the accounts of The Rank Group Plc was GBP0.2m (2001 - GBP0.1m). As allowed by S.230 Companies Act 1985, no profit and loss account is presented in respect of The Rank Group Plc.

7.    Dividends and Other Appropriations


                                                                                                                    2002       2001
                                                                                                                    GBPm       GBPm
____________________________________________________________________________________________________________________________________
Convertible preference shares - non equity
Dividends payable for the period                                                                                     18.8      18.8
Provision for redemption premium                                                                                      2.2       2.2
____________________________________________________________________________________________________________________________________
                                                                                                                     21.0      21.0
____________________________________________________________________________________________________________________________________
Ordinary shares - equity
Interim declared of 4.4p per share (2001 4.2p)                                                                       26.1      24.8
Final proposed of 8.8p per share ( 2001 8.4p)                                                                        52.1      49.7
____________________________________________________________________________________________________________________________________
                                                                                                                     78.2      74.5
____________________________________________________________________________________________________________________________________


8.    Earnings per Ordinary Share
Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the employee benefit trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares comprising those share options granted to employees where the exercise price is less than the average price of the Company's ordinary shares during the year and the Company's convertible preference shares.


                                                                                               2002                            2001
                                                                   _________________________________________________________________
                                                                        Before      Excep                Before      Excep
                                                                   exceptional     tional           exceptional     tional
                                                                         items      items      Total      items      items     Total
____________________________________________________________________________________________________________________________________
Basic earnings (GBPm)                                                    117.4      (1.7)     115.7       97.7      (27.6)     70.1
Weighted average number of ordinary shares (m) - basic                                        589.2                           590.7
Basic earnings (loss) per ordinary share                                 19.9p     (0.3)p      19.6p      16.5p      (4.6)p    11.9p
____________________________________________________________________________________________________________________________________
Diluted earnings (GBPm)                                                 117.4      (1.7)      115.7       97.7      (27.6)     70.1
Weighted average number of ordinary shares (m) - diluted                                      592.4                           590.7
Diluted earnings (loss) per ordinary share                               19.8p     (0.3)p      19.5p      16.5p      (4.6)p    11.9p
____________________________________________________________________________________________________________________________________


Earnings per share before exceptional items has been calculated to show the impact of exceptional items as these can have a distorting effect on earnings and therefore warrant separate consideration.


9.    Intangible Fixed Assets

                                                                                                                           Goodwill
                                                                                                                               GBPm
____________________________________________________________________________________________________________________________________
Cost at 31 December 2001                                                                                                        8.5
Currency translation adjustment                                                                                                (2.8)
Additions                                                                                                                      50.6
Transfer from joint venture                                                                                                     2.4
____________________________________________________________________________________________________________________________________
Cost at 31 December 2002                                                                                                       58.7
____________________________________________________________________________________________________________________________________
Amortisation at 31 December 2001                                                                                                1.1
Currency translation adjustment                                                                                                (0.2)
Amortisation for the year                                                                                                       1.0
Provision for impairment (note 2)                                                                                               4.5
____________________________________________________________________________________________________________________________________
Amortisation at 31 December 2002                                                                                                6.4
____________________________________________________________________________________________________________________________________
Net book amount at 31 December 2002                                                                                            52.3
____________________________________________________________________________________________________________________________________
Net book amount at 31 December 2001                                                                                             7.4
____________________________________________________________________________________________________________________________________


10.   Tangible Fixed Assets

                                                                                                               Payments
                                                                                                  Fixtures   on account
                                                                                                 fittings,   and assets
                                                                                     Land and    plant and in course of
                                                                                    buildings    machinery construction       Total
                                                                                         GBPm         GBPm         GBPm        GBPm
____________________________________________________________________________________________________________________________________
Group
Cost at 31 December 2001                                                                569.7        579.9         34.5     1,184.1
Currency translation adjustment                                                         (15.5)       (17.9)        (1.4)      (34.8)
Additions                                                                                36.0         72.9          9.7       118.6
Acquisition of subsidiary undertakings                                                    0.2         50.3            -        50.5
Disposals                                                                               (21.1)       (43.7)        (0.6)      (65.4)
Transfers                                                                                 7.3         22.9        (30.2)          -
____________________________________________________________________________________________________________________________________
Cost at 31 December 2002                                                                576.6        664.4         12.0     1,253.0
____________________________________________________________________________________________________________________________________
Depreciation at 31 December 2001                                                        114.1        344.0            -       458.1
Currency translation adjustment                                                          (6.6)        (9.4)           -       (16.0)
Provision for impairment                                                                    -          1.7            -         1.7
Disposals                                                                                (8.8)       (42.3)           -       (51.1)
Depreciation for the year                                                                13.8         65.8            -        79.6
Transfers                                                                                (5.2)         5.2            -           -
____________________________________________________________________________________________________________________________________
Depreciation at 31 December 2002                                                        107.3        365.0            -       472.3
____________________________________________________________________________________________________________________________________
Net book amount at 31 December 2002                                                     469.3        299.4         12.0       780.7
____________________________________________________________________________________________________________________________________
Net book amount at 31 December 2001                                                     455.6        235.9         34.5       726.0
____________________________________________________________________________________________________________________________________


(a) Land with a net book amount of GBP69.3m (2001 - GBP72.7m) is not depreciated. The net book amount of tangible assets for the Group includes GBP3.1m (2001 - GBP3.2m) interest capitalised.
(b) The book amounts for fixtures, fittings, plant and machinery include the following amounts in respect of assets held under finance leases: cost GBP12.3m (2001 - GBP6.0m), depreciation GBP3.4m (2001 - GBP2.8m), net book amount GBP8.9m (2001 - GBP3.2m). The depreciation charge in the year in respect of these assets was GBP1.8m (2001 - GBP1.2m).
(c) The impairment charge during the year relates to the write down in carrying value of DVD assets to fair value at Deluxe Media.

The net book amount of land and buildings comprises:


                                                                                                                       2002    2001
                                                                                                                       GBPm    GBPm
____________________________________________________________________________________________________________________________________
Freeholds                                                                                                             267.4   261.5
Long leases (over 50 years unexpired)                                                                                  27.2    27.6
Short leases                                                                                                          174.7   166.5
____________________________________________________________________________________________________________________________________
                                                                                                                      469.3   455.6
____________________________________________________________________________________________________________________________________



11.   Investments in Subsidiary Undertakings

                                                                                                                            Company
                                                                                                   _________________________________
                                                                                                     Shares at              Net book
                                                                                                          cost Provisions     amount
                                                                                                          GBPm       GBPm       GBPm
____________________________________________________________________________________________________________________________________
Balances at 31 December 2001 and 31 December 2002                                                      2,780.0   (1,083.0)   1,697.0
____________________________________________________________________________________________________________________________________


Details of principal subsidiary undertakings are given on page 69.


12.   Interests in Joint Ventures (unlisted)

                                                                                                                       Participating
                                                                                                                           interests
                                                                                                                                GBPm
____________________________________________________________________________________________________________________________________
Balances at 31 December 2001                                                                                                   16.1
Currency translation adjustment                                                                                                   -
Transfers to subsidiary undertakings                                                                                           (4.8)
Additions                                                                                                                       4.8
Disposals                                                                                                                     (10.6)
Share of profits after distributions                                                                                           (0.1)
____________________________________________________________________________________________________________________________________
Balances at 31 December 2002                                                                                                    5.4
____________________________________________________________________________________________________________________________________


The Group's interests in joint ventures at 31 December 2001 comprised BL Rank Properties Limited ("BLRP") and Entertainment Transportation Specialists, Inc. ("ETS"). On 29 August 2002 the Group completed the sale of the properties held by BLRP and received cash proceeds of GBP16.6m.

At 31 December 2001, the Group owned 50% of the common stock of ETS, a Californian corporation whose principal activity is the management of film studios' inventory of film prints and the physical distribution of release prints and trailers. On 31 December 2002, the Group acquired the remaining 50% of the common stock of ETS. Further details on the acquisition are provided in note 26.

On 10 September 2002, the Group acquired 50% of the ordinary share capital of Atlab Holdings Pty Limited ("Atlab") for a cash consideration of A$13.75m (GBP4.8m). The remaining share capital is owned by Amalgamated Holdings Limited. The principal activity of Atlab is as an investment holding company. The company holds the investment in the Atlab Group of operating companies whose principal activities are film processing in Australasia.


                                                                                                                        2002    2001
                                                                                                                        GBPm    GBPm
____________________________________________________________________________________________________________________________________
Share of retained loss for the period
Share of profits less losses after taxation                                                                            (0.1)    1.2
Dividends and distributions receivable by the Group                                                                      -     (2.4)
____________________________________________________________________________________________________________________________________
Amounts retained attributable to the Group                                                                             (0.1)   (1.2)
____________________________________________________________________________________________________________________________________



13.   Interests in Associated Undertakings (unlisted)

                                                                                                                              Group
                                                                                                                               GBPm
____________________________________________________________________________________________________________________________________
Balances at 31 December 2001                                                                                                    0.8
Currency translation adjustment                                                                                                (0.1)
Additions                                                                                                                       3.7
Share of profits after distributions                                                                                           (0.4)
____________________________________________________________________________________________________________________________________
Balances at 31 December 2002                                                                                                    4.0
____________________________________________________________________________________________________________________________________



                                                                                                                        2002   2001
                                                                                                                        GBPm   GBPm
____________________________________________________________________________________________________________________________________
Share of retained loss for the period
Share of operating loss                                                                                                  (0.4)    -
Provision for impairment                                                                                                    -  (0.6)
____________________________________________________________________________________________________________________________________
Amounts retained attributable to the Group                                                                               (0.4) (0.6)
____________________________________________________________________________________________________________________________________


The Group's interests in associated undertakings comprise 33 1/3% of the common stock of The Lab in Toronto, Inc. ("The Lab") and 20% of the equity of EFILM LLC ("EFILM"). The Lab is a film laboratory in Toronto that principally offers developing services to the feature film, television and commercial markets. The equity in EFILM was acquired in 2 July 2002 for a cash consideration of $5.2m (GBP3.7m). EFILM is a Delaware limited liability corporation whose principal activity is the digital production of film elements necessary for bulk film processing.

14.   Other Investments

                                                                                                                  Group     Company
                                                                                                                   GBPm        GBPm
____________________________________________________________________________________________________________________________________
Balances at 31 December 2001                                                                                       48.3         2.5
Currency translation adjustment                                                                                    (4.0)          -
Additions                                                                                                          13.7         7.3
____________________________________________________________________________________________________________________________________
Balances at 31 December 2002                                                                                       58.0         9.8
____________________________________________________________________________________________________________________________________


Other investments comprises GBP22.3m (2001 - GBP22.4m) in relation to the Group's 10% equity investment in Universal Studios Japan, GBP23.3m (2001 - GBP21.1m) in relation to the Group's investment in the Universal Rank Hotel partnerships in the US, GBP2.0m (2001 - GBP2.3m) in relation to the Group's investment in the Hard Rock hotel partnership in Chicago, GBP9.8m (2001 - GBP2.5m) in respect of 3,897,157 (2001 - 1,224,389) ordinary shares in The Rank Group Plc held at cost by The Rank Group Plc Employee Benefit Trust ("the Trust") and GBP0.6m (2001 - GBPNil) in respect of the Group's 10% equity investment in Medal Entertainment & Media plc.

Dividends on the shares held by the Trust have been waived by the trustees with the exception of one penny in total. The Trust may make such investments in the shares of the Company or otherwise as the trustee may determine to provide benefits to any eligible employee. The benefits may be provided in the form of shares, cash or otherwise, although any share related benefit will be provided in accordance with an appropriate employee scheme or bonus scheme of the Company.


15.   Stocks

                                                                                                                              Group
                                                                                                           _________________________
                                                                                                                   2002        2001
                                                                                                                   GBPm        GBPm
____________________________________________________________________________________________________________________________________
Raw materials and consumables                                                                                      36.8        29.0
Work in progress                                                                                                    2.0         3.3
Finished goods and goods for resale                                                                                27.1        28.7
Completed properties for resale                                                                                     8.5         8.4
____________________________________________________________________________________________________________________________________
Stock                                                                                                              74.4        69.4
____________________________________________________________________________________________________________________________________


16.   Debtors

                                                                                                                              Group
                                                                                                           _________________________
                                                                                                                   2002        2001
                                                                                                                   GBPm        GBPm
____________________________________________________________________________________________________________________________________
Amounts falling due within one year
Trade debtors                                                                                                      209.5      150.6
Other debtors                                                                                                       57.3       33.9
Assets held for disposal                                                                                             1.6       19.1
Deferred consideration receivable                                                                                     -        10.4
Instalment sale debtors and notes receivable                                                                         3.1        5.1
Deferred tax asset (note 22)                                                                                        37.0       51.0
Advance contract payments                                                                                           68.7      117.2
Prepayments and accrued income                                                                                      34.6       43.1
____________________________________________________________________________________________________________________________________
                                                                                                                   411.8      430.4
____________________________________________________________________________________________________________________________________

Amounts falling due after more than one year
Other debtors                                                                                                       11.7        9.2
Instalment sale debtors and notes receivable                                                                        27.7       36.7
Deferred tax asset                                                                                                  68.9       93.5
Advance contract payments                                                                                          210.5       83.6
Prepayments and accrued income                                                                                       0.9        1.3
____________________________________________________________________________________________________________________________________
                                                                                                                   319.7      224.3
____________________________________________________________________________________________________________________________________


Further details on the movement in advance contract payments are provided below:


                                                                                                                              Group
                                                                                                                               GBPm
____________________________________________________________________________________________________________________________________
Balance at 31 December 2001                                                                                                   200.8
Currency translation adjustment                                                                                               (19.2)
Amortisation charge for the year                                                                                              (75.2)
Additions                                                                                                                     172.8
____________________________________________________________________________________________________________________________________
Balance at 31 December 2002                                                                                                   279.2
____________________________________________________________________________________________________________________________________




17.   Cash, Deposits and Current Asset Investments

                                                                                                                              Group
                                                                                                             _______________________

                                                                                                                    2002       2001
                                                                                                                    GBPm       GBPm
____________________________________________________________________________________________________________________________________
                                                                                                                    81.7        69.1
Cash, current accounts and overnight deposits
Term deposits                                                                                                        1.5        48.5
____________________________________________________________________________________________________________________________________
                                                                                                                     83.2      117.6
Current asset investments                                                                                            24.0        6.3
____________________________________________________________________________________________________________________________________
Cash, deposits and current asset investments (notes 27, 28)                                                         107.2      123.9
____________________________________________________________________________________________________________________________________

Current asset investments comprise amounts invested in cash and fixed deposit funds operated by external fund managers, and $25m fixed rate bonds. The investments can be readily converted into cash. The funds are placed with counterparties with strong credit ratings. Cash, deposits and current asset investments are receiving interest at floating rates in their currency of denomination, with 48% of the total being held in sterling, 38% in US dollars, 8% in euros, and the balance in a mix of other currencies.

18.   Loan Capital and Borrowings

                                                                                                                              Group
                                                                                                             _______________________
                                                                                                                    2002       2001
                                                                                                                    GBPm       GBPm
____________________________________________________________________________________________________________________________________
Bank overdrafts                                                                                                     10.1        6.5
____________________________________________________________________________________________________________________________________
Other borrowings repayable:
Within one year or on demand                                                                                         28.7        1.4
Between one and two years                                                                                           140.3        1.0
Between two and five years                                                                                          124.7      137.8
In five years or more                                                                                               202.5      225.3
____________________________________________________________________________________________________________________________________
                                                                                                                    496.2      365.5
____________________________________________________________________________________________________________________________________
Total                                                                                                               506.3      372.0
____________________________________________________________________________________________________________________________________
Unsecured                                                                                                           500.0      369.4
Obligations under finance leases                                                                                      6.3        2.6
____________________________________________________________________________________________________________________________________
Total                                                                                                               506.3      372.0
____________________________________________________________________________________________________________________________________
Amounts due within one year or on demand                                                                            38.8        7.9
Amounts due after more than one year                                                                                467.5      364.1
____________________________________________________________________________________________________________________________________
Loan capital and borrowings (notes 27, 28)                                                                          506.3      372.0
____________________________________________________________________________________________________________________________________



The Group had the following undrawn committed borrowing facilities available at 31 December 2002 and 2001:

                                                                                                                       2002     2001
                                                                                                                       GBPm     GBPm
____________________________________________________________________________________________________________________________________
Expiring between one and two years                                                                                      113.2      -
Expiring after more than two years                                                                                        -    250.0
____________________________________________________________________________________________________________________________________
Loan capital and borrowings
____________________________________________________________________________________________________________________________________

The analysis of other borrowings repayable above includes obligations under finance leases, of which GBP2.7m (2001 GBP1.1m) expire within one year, GBP3.4m (2001 GBP1.0m) expire between one and two years and GBP0.2m (2001 GBP0.5m) expire between two and five years.

Borrowings shown above include:

(a)   GBP125m 7.25% Eurosterling bonds redeemable at par in 2008 (issued 1998);

(b) GBP124m US$200m 6.75% Yankee bonds redeemable at par in 2004 (issued 1997);

(c) GBP62m US$100m 6.375% Yankee bonds redeemable at par in 2008 (issued 1998); and

(d) GBP15m US$24.8m 7.125% Yankee bonds redeemable at par in 2018 (issued 1998).

The funding policy of the Group is to maintain a broad portfolio of debt, diversified by source and maturity, and to maintain committed facilities sufficient to cover seasonal peak anticipated borrowing requirements.

The Company had no borrowings at 31 December 2002 (2001 - GBPNil).

The finance costs of debt instruments are charged to the profit and loss account over the term of the debt at a constant rate on the carrying amount. Such costs include the costs of issue, any discount to face value arising on issue and any premium payable on maturity.

19.   Financial Instruments

A description of the policies relating to financial instruments is set out in the accounting policies on page F-5. Short term debtors and creditors have been excluded from all the following disclosures other than within the currency risk disclosures.

(a)   Interest risk management

Financial liabilities

Some 39% of the Group's loan capital and borrowings is at fixed rates of interest, with a weighted average interest rate of 7.0% (2001 7.1%) and a weighted average term of 4.3 years (2001 - 5.9 years). At 31 December 2002, the Group's net debt was predominantly denominated in US dollars.

Gross borrowings include loan capital and borrowings of GBP506.3m (note 18), and the effect of currency and interest rate swaps is to give a total of GBP767.3m. After taking account of interest rate and currency rate swaps, the currency and interest rate exposure of gross borrowings as at 31 December 2002 was:


2002                                                                                                          Fixed rate borrowings
                                                                                             ______________________________________

                                                                        Gross Floating rate   Fixed rate      Weighted     Weighted
                                                                                                               average      average
                                                                                                         interest rate     time for
                                                                                                                     %   which rate
                                                                                                                                 is
                                                                   borrowings    borrowings   borrowings                      fixed
                                                                         GBPm          GBPm         GBPm                      years

____________________________________________________________________________________________________________________________________
                                                                          213.9         86.3         127.6          7.3          5.2
Sterling

US/Canadian dollar                                                        441.7        372.9         68.8           6.8          5.6

Other currencies (net)                                                    111.7        111.7            -            -             -
____________________________________________________________________________________________________________________________________
                                                                          767.3        570.9         196.4          7.0          5.3
____________________________________________________________________________________________________________________________________

2001                                                                                                          Fixed rate borrowings
                                                                                            _______________________________________
                                                                                            _______________________________________
                                                                        Gross Floating rate   Fixed rate      Weighted     Weighted
                                                                                                               average      average
                                                                                                         interest rate     time for
                                                                                                                     %   which rate
                                                                                                                                 is
                                                                   borrowings    Borrowings   borrowings                      fixed
                                                                         GBPm          GBPm         GBPm                      years
____________________________________________________________________________________________________________________________________
                                                                          134.4          6.8         127.6          7.3          6.2
Sterling

US/Canadian dollar                                                        383.1        296.7          86.4          6.9          5.6

Other currencies (net)                                                     92.8         92.8             -           -             -
____________________________________________________________________________________________________________________________________
                                                                          610.3        396.3         214.0          7.1          5.9
____________________________________________________________________________________________________________________________________


Floating rate borrowings incur interest based on relevant LIBOR equivalents.

In addition to the amounts disclosed in the above tables, the following meet the definition of financial liabilities:

- the Group's sterling denominated convertible preference shares of GBP226.9m (2001 - GBP227.2m) are fixed rate liabilities with a weighted average interest rate of 8.3% (2001-8.3%) and a weighted average period over which the rate is fixed of 4.6 years (2001 - 5.6 years).

-    the Group's  provisions of GBP24.8m (2001 - GBP27.9m) for vacant  leasehold properties (note 21) are considered to be floating rate financial liabilities. This is because in establishing the provisions, the cash flows have been discounted using a discount rate which is re-appraised at each half-yearly reporting date to ensure it reflects current market assessments of the time value of money and the risks specific to the liability. GBP23.0m (2001 - GBP25.3m) of the balance is denominated in sterling and the remainder are US dollar denominated.

-    GBPNil (2001 - GBP17.5m) of the Group's provisions on disposals (note 21).

- GBP22.3m (2001 - GBP32.4m) of the Group's contract advances which are payable after more than one year. No interest is payable on these US dollar denominated financial liabilities.

- GBP26.8 (2001 - GBPNil) of deferred consideration payable after more than one year in respect of the acquisition of subsidiary undertakings. GBP16.2m is US dollar denominated, GBP6.0m is in sterling with the balance denominated in euros.

19.   Financial Instruments (continued)

Financial assets

The financial assets shown below include cash, deposits and current asset investments of GBP107.2m (note 17) and the sterling element of currency rate swaps.

                                                                                                                       2002    2001
                                                                                                                      GBPm     GBPm
____________________________________________________________________________________________________________________________________
                                                                                                                       302.1   333.3
Sterling

US/Canadian dollar                                                                                                      51.6     5.9

Other currencies                                                                                                        14.5    23.0
____________________________________________________________________________________________________________________________________
Cash, investments and other financial assets                                                                           368.2   362.2
____________________________________________________________________________________________________________________________________

Floating rate cash earns interest based on relevant LIBID equivalents and investments earning interest according to the performance of the funds in which they are invested.


19.   Financial Instruments (continued)
2002 - Instalment sale debtors and notes receivable after one year

                                                                                                                  Fixed rate assets
                                                                                                  __________________________________
                                                                                Total    Floating      Fixed    Weighted    Weighted
                                                                                                                             average
                                                                                                                                time
                                                                                                                 average   for which
                                                                                             rate       rate    interest        rate
                                                                                asset       asset      asset        rate    is fixed
                                                                                 GBPm        GBPm       GBPm           %       years
____________________________________________________________________________________________________________________________________
US dollar                                                                        27.7       15.6        12.1       13.6         4.6
____________________________________________________________________________________________________________________________________

2001 - Instalment sale debtors and notes receivable after one year

                                                                                                                  Fixed rate assets
                                                                                                  _______________________________---
                                                                                                  _______________________________---
                                                                                Total    Floating      Fixed    Weighted    Weighted
                                                                                                                             average
                                                                                                                                time
                                                                                                                 average   for which
                                                                                             rate       rate    interest        rate
                                                                                asset       asset      asset        rate    is fixed
                                                                                 GBPm        GBPm       GBPm           %       years
____________________________________________________________________________________________________________________________________
                                                                                 36.7        22.8        13.9       13.8         4.9
US dollar
____________________________________________________________________________________________________________________________________

Floating rate instalment sale debtors and notes receivable after one year earn interest based on three and five year US treasury bills.

(b)   Maturity of financial liabilities

The maturity of loan capital and borrowings is given in note 18. The Company's convertible preference shares of GBP226.9m (2001 - GBP227.2m) have a final redemption date of 2007.

For other financial liabilities, note 21 gives an indication of the nature of the underlying liabilities in respect of provisions. The maturity profile of these liabilities together with deferred consideration and contract advances is as follows:

                                                                              Onerous   Contract   Deferred        2002       2001
                                                                            contracts   advances consideration
                                                                                 GBPm       GBPm       GBPm       GBPm         GBPm
____________________________________________________________________________________________________________________________________
                                                                                  9.0          -           -         9.0        22.9
Within one year or on demand
Between one and two years                                                         0.5         9.1        17.6       27.2        13.5
Between two and five years                                                        0.4        13.2         6.4       20.0        15.5
Over five years                                                                  14.9          -          2.8       17.7        25.9
____________________________________________________________________________________________________________________________________
                                                                                 24.8        22.3        26.8       73.9        77.8
____________________________________________________________________________________________________________________________________

(c)   Exchange risk management

After taking into account the effect of forward exchange contracts, there are no material net monetary assets/liabilities of Group companies denominated in currencies other than the relevant Group Company's own functional currency.

The Group operates a prudent hedging policy relating to its cross currency business trading cash flows. Currency exposures are netted by currency and hedged forward for up to five years using forward foreign exchange contracts. At the year end at least 80% of anticipated core currency transaction exposures for the following 12 months had been hedged. The fair value of these hedges is set out in section (d) below.

(d)   Fair values

The estimated fair values of the Group's financial assets and financial liabilities at 31 December 2002 and 2001 are set out below. The fair value of quoted borrowings is based on year end mid-market quoted prices. The fair values of other borrowings and the derivative financial instruments are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end. The fair value of the convertible preference shares is calculated by reference to the open market value at year end. 19. Financial Instruments (continued) Primary financial instruments held or issued to finance the Group's operations:

                                                                                             2002        2002       2001       2001
                                                                                       _____________________________________________

                                                                                              Net        Fair        Net        Fair
                                                                                         carrying               carrying
                                                                                           amount       value     amount       value
                                                                                             GBPm        GBPm       GBPm        GBPm
____________________________________________________________________________________________________________________________________
Short term financial liabilities and current portion of long term borrowings                (175.6)    (175.6)       (7.9)     (7.9)
Long term borrowings                                                                        (330.7)    (338.1)     (364.1)   (359.6)
Cash at bank and liquid investments                                                          107.2      107.6       123.9     123.9
Other financial assets                                                                        27.7       27.7        36.7      36.7
Convertible preference shares                                                               (226.9)    (237.7)     (227.2)   (234.3)
Other financial liabilities                                                                  (73.9)     (73.9)      (77.8)    (77.8)
____________________________________________________________________________________________________________________________________

The difference between net carrying amount and estimated fair value reflects unrealised gains or losses inherent in the instruments based on valuations at 31 December 2002. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

Financial derivative instruments

The estimated current value of the foreign exchange forward contracts and interest rate swaps entered into to hedge future transaction flows and on balance sheet exposures is set out below based on quoted market prices.

                                                                                                                   2002        2002
                                                                                                             _______________________
                                                                                                             Book value     Current
                                                                                                                              value
                                                                                                                   GBPm        GBPm
____________________________________________________________________________________________________________________________________
                                                                                                                      -          4.4
Foreign exchange forward rate contracts
Foreign currency swaps                                                                                               3.0         3.0
Interest rate swaps                                                                                                   -         10.5
____________________________________________________________________________________________________________________________________

                                                                                                                    2001       2001
                                                                                                              ______________________
                                                                                                              Book value     Current
                                                                                                                               value
                                                                                                                    GBPm        GBPm
____________________________________________________________________________________________________________________________________

                                                                                                                        -     (14.9)
Foreign exchange forward rate contracts
Foreign currency swaps                                                                                                8.1        8.1
Interest rate swaps                                                                                                     -        4.1
____________________________________________________________________________________________________________________________________

(e)   Hedges

The Group's policy is to hedge the following exposures:

-    Interest rate risk, using interest and currency swaps; and

- Currency risk, using forward foreign currency contracts for foreign currency receipts and payments. Forward foreign currency contracts are also used for currency exposures on future years' forecasted sales.

The table below shows the extent to which the Group has off-balance sheet (unrecognised) gains and losses in respect of financial instruments used as hedges at the beginning and end of the year. It also shows the amount of such gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be included in next year's or later profit and loss accounts.

19.  Financial  Instruments  (continued)

All the gains and losses on the hedging instruments are expected to be matched by losses and gains on the hedged transactions or positions.

                                                                                                                       Unrecognized
                                                                                                   _________________________________
                                                                                                      Gains    Losses      Total net
                                                                                                                               gains
                                                                                                                            (losses)
                                                                                                       GBPm      GBPm           GBPm
____________________________________________________________________________________________________________________________________
Gains and losses on hedges at 1 January 2002                                                             4.5    (15.3)        (10.8)
Arising in previous years included in 2002 income                                                       (4.5)     8.6           4.1
____________________________________________________________________________________________________________________________________
Gains and losses not included in 2002 income:
Arising before 1 January 2002                                                                             -      (6.7)         (6.7)
Arising in 2002 on pre 1 January 2002 contracts                                                         15.7      6.7          22.4
Arising in 2002 on 2002 contracts                                                                        0.1     (0.9)         (0.8)
____________________________________________________________________________________________________________________________________
Gains and losses on hedges at 31 December 2002                                                          15.8     (0.9)          14.9
____________________________________________________________________________________________________________________________________

of which:
Gains and losses expected to be included in 2003 income                                                  6.9     (0.9)         6. 0
Gains and losses expected to be included in 2004 income or later                                         8.9       -            8.9
____________________________________________________________________________________________________________________________________

There are no significant deferred gains or losses on hedge transactions.

(f)   Financial instruments held for trading purposes
The Group does not trade in financial instruments.

(g)   Credit risk
The counterparties to the forward exchange contracts and terms deposits are major international financial institutions with strong credit ratings. The Group continually monitors its positions and the credit ratings of its counterparties.

20.   Other Creditors

                                                                                                     Group                  Company
                                                                                   _________________________________________________
                                                                                          2002        2001         2002        2001
                                                                                          GBPm        GBPm         GBPm        GBPm
____________________________________________________________________________________________________________________________________
Amounts falling due within one year
Trade creditors                                                                           104.9        80.9           -            -
Amounts owed to subsidiary undertakings                                                       -           -       471.8        371.5
Other creditors                                                                            52.0        39.4           -            -
Other tax and social security                                                              10.1        10.8           -            -
UK corporation tax and overseas taxation                                                   25.6        16.6           -          2.4
Deferred consideration                                                                     19.2           -           -            -
Accrued dividends on preference shares                                                      7.8         7.8         7.8          7.8
Proposed final dividend on ordinary shares                                                 52.1        49.7        52.1         49.7
Contract advances payable                                                                  20.5        53.6           -            -
Accruals and deferred income                                                              111.3       104.9         3.4          4.2
____________________________________________________________________________________________________________________________________
                                                                                          403.5       363.7       535.1        435.6
____________________________________________________________________________________________________________________________________

Amounts falling due after more than one year
Other creditors                                                                             4.0         7.5           -            -
UK corporation tax and overseas taxation                                                   30.3        34.4           -            -
Deferred consideration                                                                     26.8          -            -            -
Contract advances payable                                                                  22.3        32.4           -            -
Accruals and deferred income                                                                0.1         4.9           -            -
____________________________________________________________________________________________________________________________________
                                                                                           83.5        79.2           -            -
____________________________________________________________________________________________________________________________________


21.   Provisions for Liabilities and Charges

                                                                        Onerous Restructuring   Provisions        Other        Total
                                                                      contracts         costs  on disposals
                                                                           GBPm          GBPm          GBPm        GBPm         GBPm
____________________________________________________________________________________________________________________________________

Group

Balances at 31 December 2001                                               27.9           9.1         42.9          7.9        87.8
Currency translation adjustment                                            (0.1)         (0.1)        (0.1)        (0.1)       (0.4)
Net interest: release of discount                                           1.3            -            -            -          1.3
Profit and loss account
   -operating charge                                                        0.7          (0.9)          -           5.3         5.1
   -non-operating items                                                      -              -           -          (0.2)       (0.2)
Utilised in the year                                                       (5.0)         (5.1)      (31.7)         (0.3)      (42.1)
____________________________________________________________________________________________________________________________________
Balances at 31 December 2002                                               24.8           3.0         11.1         12.6        51.5
____________________________________________________________________________________________________________________________________

21.   Provisions for Liabilities and Charges (continued)
Onerous contracts
The Group is party to a number of leasehold property contracts. Provision has been made against those leases where the property is now vacant and the unavoidable costs under the lease exceed the economic benefit expected to be derived from potential sub-letting arrangements. The provision made in the year includes costs relating to properties which have become surplus to requirements. Further details on the maturity profile of this provision are provided in note 19.

Restructuring Costs
The restructuring provisions held at 31 December 2002 relate to provisions established in 2000 and 2001 following the reorganisation of the Deluxe Media business in the US and Europe. The remaining provision is expected to be utilised within the next year.

Provisions on disposals
This provision was established in 2000 following the disposal of Nightscene, Odeon Cinemas, Pinewood Studios, Tom Cobleigh and UK Holidays. The provision remaining at 31 December 2002 relates to outstanding insurance claims and potential warranty claims as described in the sales contracts. Utilisation of these provisions is likely to vary over the next few years.

Other provisions
Provisions include amounts relating to the Rank Group 2000 Long Term Incentive Plan which provides for executive directors and selected executives to be given restricted awards over existing ordinary shares with a market value of up to one times base salary. These awards will vest in 2003 and 2004, subject to satisfaction of applicable performance conditions.

22.   Deferred Tax
The analysis of the deferred tax asset included in the financial statements at the end of the year is as follows:


                                                                                                                              Group
                                                                                                                ____________________
                                                                                                                     2002      2001
                                                                                                                                 as
                                                                                                                     GBPm (restated)
                                                                                                                                GBPm
____________________________________________________________________________________________________________________________________
Accelerated capital allowances                                                                                        15.4     19.6
Other UK timing differences                                                                                           (1.2)    (0.8)
Tax losses carried forward                                                                                            72.1      99.5
Other overseas timing differences                                                                                     19.6      26.2
____________________________________________________________________________________________________________________________________
                                                                                                                     105.9     144.5
____________________________________________________________________________________________________________________________________

The movement in deferred tax asset is provided below:

                                                                                                                                GBPm
____________________________________________________________________________________________________________________________________
                                                                                                                              144.5
Balance at 31 December 2001 (as restated) (see note 5c)
Currency translation adjustment                                                                                               (10.4)
Charge to the profit and loss account (see note 5a)                                                                           (28.2)
____________________________________________________________________________________________________________________________________
Balance at 31 December 2002                                                                                                   105.9
____________________________________________________________________________________________________________________________________


23.   Capital and Reserves

                                                                                    2002                                       2001
                                              ______________________________________________________________________________________
                                                         Authorised           Issued and            Authorised           Issued and
                                                                              fully-paid                                 fully-paid
                                              ______________________________________________________________________________________
                                                  Number    Nominal    Number    Nominal     Number    Nominal     Number   Nominal
                                                              value                value                 value                value
                                                       m       GBPm        m        GBPm          m       GBPm          m      GBPm
____________________________________________________________________________________________________________________________________
                                                       -          3          -         -          -          3          -          -
US$ cumulative preference shares
Convertible preference shares of 20p each            300         60       226.9     45.4        300         60       227.2      45.4
Ordinary shares of 10p each                        1,200        120       594.1     59.4      1,200        120       591.9      59.2
____________________________________________________________________________________________________________________________________
                                                                183                 104.8                  183                 104.6
____________________________________________________________________________________________________________________________________


Under the share savings schemes operated by the Company employees hold options to subscribe for up to 6,114,307 (2001 - 6,278,287) ordinary shares at prices between 141p and 271.58p per share exercisable by 30 November 2007.

Under the executive share option schemes operated by the Company, directors and executives hold options to subscribe for up to 13,878,632 (2001 13,073,455)
ordinary shares at prices ranging between 155.25p and 475.76p per share exercisable over the period up to 17 September 2012.


23.   Capital and Reserves (continued)
Options granted pursuant to share savings schemes are issued at a discount to the prevailing market price. Under the provisions of UITF 17 (revised) no provision is required for the difference between market price and exercise price.

Options granted under the share savings schemes are exercisable normally within a period of six months after the third or fifth anniversary of the related savings contract. Options granted under the executive share option schemes are exercisable normally within a period commencing on the third anniversary and ending on the tenth anniversary of the date of the grant.

On 6 June 2002, 64,852 ordinary shares were issued by virtue of the conversion of 239,026 convertible preference shares ("Preference shares"); a further 2,235,708 ordinary shares were issued during the year on the exercise of options.

Non-equity shareholders' funds relate entirely to the Preference shares. These shares carry an entitlement to a dividend at the rate of 8.25p (net) per share per annum. They are convertible in any of the years up to 2003 into ordinary shares of 10p each at a rate equivalent to 27.132 ordinary shares for every 100 Preference shares and may be redeemed at GBP1 per share at any time after 30 June 2003 at the option of the Company and, in any event, will be redeemed at GBP1 per share on 31 July 2007. Holders of the Preference shares have one vote for every five shares held but only on a resolution for the winding-up of the Company or on a resolution affecting the rights attached to the shares or if the Preference dividend has remained unpaid for six months. Holders of Preference shares have the right on a winding-up to receive in priority to any other class of shares, the sum of GBP1 per share together with any arrears of dividend.

Share premium account                                                                                                           GBPm
____________________________________________________________________________________________________________________________________
Balances at 31 December 2001                                                                                                     8.5
Movement on issue of shares                                                                                                      5.1
____________________________________________________________________________________________________________________________________
Balance at 31 December 2002                                                                                                     13.6
____________________________________________________________________________________________________________________________________

Capital redemption reserve                                                                                                      GBPm
____________________________________________________________________________________________________________________________________
Balances at 31 December 2001 and 31 December 2002                                                                               24.8
____________________________________________________________________________________________________________________________________


                                                                                                Company and its
                                                                                                   subsidiaries
                                                                                           _____________________
Other reserves                                                                            Preference     Other  Associated     Group
                                                                                          redemption           undertakings
                                                                                               GBPm      GBPm          GBPm     GBPm
____________________________________________________________________________________________________________________________________
Group
Balances at 31 December 2001 as restated                                                         11.4      581.1      (1.7)   590.8
Currency translation adjustment                                                                    -       (27.0)       -     (27.0)
Surplus on profit and loss account for the year                                                    -        37.5        -      37.5
Provision for redemption premium                                                                  2.2         -         -       2.2
Movements on share options                                                                         -        (0.7)       -      (0.7)
   Realisation of goodwill on disposals                                                            -         2.6        -       2.6
____________________________________________________________________________________________________________________________________

Balances at 31 December 2002                                                                    13.6      593.5      (1.7)    605.4
____________________________________________________________________________________________________________________________________

Of the GBP27.0m loss on other net currency translation adjustments, a gain of GBP28.8m arises from the translation of foreign currency borrowings less deposits. The total cumulative goodwill eliminated against reserves at 31 December 2002 amounted to GBP957.0m (2001 - GBP1,024.1m).


Other reserves                                                                                         Preference    Other    Total
                                                                                                       redemption
                                                                                                             GBPm     GBPm     GBPm
____________________________________________________________________________________________________________________________________

Company
Balances at 31 December 2001 as restated                                                                     11.4   1,112.4  1,123.8
Deficit on profit and loss account for the year                                                                 -     (99.0)  (99.0)
Provision for redemption premium                                                                              2.2        -       2.2
Movements on share options                                                                                      -      (0.7)  (0.7)
____________________________________________________________________________________________________________________________________
Balances at 31 December 2002                                                                                 13.6   1,012.7  1,026.3
____________________________________________________________________________________________________________________________________


24.   Analysis of Minority Interests
                                                                                                                             Equity
                                                                                                                               GBPm
____________________________________________________________________________________________________________________________________
Balances at 31 December 2001                                                                                                   15.2
Currency translation adjustment                                                                                                (2.0)
Minority interest in the profit on ordinary activities after tax                                                                2.1
Additions                                                                                                                       6.9
Distributions to minority interests                                                                                            (2.1)
____________________________________________________________________________________________________________________________________
Balances at 31 December 2002                                                                                                   20.1
____________________________________________________________________________________________________________________________________

Additions during the year relate to the 20% interest in Deluxe Global Media Services LLC held by Ritek Corporation.

25.   Reconciliation of Operating Profit to Operating Cash Flows

                                                                                                                    2002       2001
                                                                                                                    GBPm       GBPm
____________________________________________________________________________________________________________________________________
                                                                                                                    213.4     172.2
Operating profit
Exceptional charges                                                                                                   6.2      37.5
Cash payments in respect of exceptional costs and provisions                                                        (15.8)    (27.4)
Depreciation and amortisation                                                                                        80.6      81.1
Increase in stocks                                                                                                   (9.0)     (3.1)
Increase in debtors                                                                                                (212.8)    (15.3)
Increase in creditors                                                                                                48.7      27.8
Other items                                                                                                          (4.0)     (6.4)
____________________________________________________________________________________________________________________________________
Net cash inflow from operating activities                                                                           107.3      266.4
____________________________________________________________________________________________________________________________________


26.   Acquisition of Subsidiary Undertakings


                                                                                                       Ritek       Other      Total
                                                                                                     Venture acquisitions      2002
                                                                                                        GBPm        GBPm       GBPm
____________________________________________________________________________________________________________________________________
Tangible fixed assets                                                                                    29.0        21.5      50.5
Net current (liabilities) assets (excluding cash)                                                        (4.9)       2.9       (2.0)
Cash acquired                                                                                              -          3.4       3.4
Borrowings acquired                                                                                      (3.6)       (2.9)     (6.5)
Lease obligations acquired                                                                               (3.3)       (1.1)     (4.4)
____________________________________________________________________________________________________________________________________
                                                                                                         17.2        23.8      41.0

Less minority interests                                                                                  (6.9)         -       (6.9)
Net assets acquired                                                                                      10.3        23.8      34.1
Goodwill                                                                                                 23.5        27.1      50.6
____________________________________________________________________________________________________________________________________
Consideration                                                                                            33.8        50.9      84.7
____________________________________________________________________________________________________________________________________

Satisfied by:
Cash paid                                                                                                14.2        24.5      38.7
Deferred consideration                                                                                   19.6        26.4      46.0
____________________________________________________________________________________________________________________________________
                                                                                                         33.8        50.9      84.7
____________________________________________________________________________________________________________________________________

Significant acquisitions in 2002 are as follows:

Ritek Venture
On 19 July 2002, the Group acquired 80% of the issued share capital of Deluxe Global Media Services LLC ("DGMS"). The remaining 20% is owned by Ritek Corporation, a manufacturer of optical discs. Total consideration of the acquisition was GBP33.8m, of which GBP19.6m is deferred. Of the unconditional deferred consideration of GBP19.6m, GBP9.8m was paid on 3 January 2003 with the final instalment of GBP9.8m due on 1 January 2004.

No information is available in respect of the book values of assets and liabilities contributed by Ritek Corporation to DGMS and accordingly book values have not been disclosed. Pre acquisition results of the acquired business are not material.

Other acquisitions
During 2002, three new bingo clubs were acquired in Madrid, Barcelona and Seville in Spain for a total consideration of GBP16.7m of which GBP5.8m is deferred. The deferred consideration is payable in instalments between 2003 and 2006.

On 21 February 2002 the Group acquired Vision Entertainment Inc for a cash consideration of GBP3.2m.

On 8 November 2002, the Group acquired 100% of the net assets of Capital FX Holdings Limited, a laser sub-titling and digital effects company in the UK. Total consideration was GBP9.6m, of which GBP6.0m is deferred. GBP3.5m of the deferred consideration is contingent upon achieving pre-defined earnings targets in the five calendar years from 2004 to 2008. The remainder is payable in instalments from 1 March 2004 to 1 March 2008.

On 29 November 2002, the Group acquired 95% of the net assets of Image SA, a film laboratory in Barcelona, Spain. Total consideration was GBP6.7m, of which GBP0.4m is deferred.

On 31 December 2002, the Group acquired the remaining 50% of the common stock of Entertainment Transportation Specialists, Inc. (ETS). All GBP14.2m consideration for ETS is deferred. Of the deferred consideration GBP1.6m is contingent upon achieving pre-defined earnings targets in the three calendar years from 2004 to 2006. The remainder is payable in instalments between 2003 and 2007. GBP7.4m was paid in January 2003.

26.   Acquisition of Subsidiary Undertakings (continued)
Prior to becoming a subsidiary, ETS was accounted for as a joint venture. In accordance with FRS 2 and in order to give a true and fair view, purchased goodwill has been calculated as the sum of goodwill arising on each purchase of the identifiable assets and liabilities attributable to the interest purchased. This represents a departure from the statutory method, under which goodwill is calculated as the difference between cost and fair value on the date that ETS became a subsidiary. The statutory method would not give a true and fair view because it would result in the Group's share of ETS's retained reserves, during the period that it was an associate, being characterised as goodwill. The effect of this departure is to increase retained profit by GBP2.4m and to increase purchased goodwill charged to intangible assets by GBP2.4m.

There is no material difference between the book value and fair value of other acquisitions.

27.   Reconciliation to Net Debt

                                                                                                                  2002          2001
                                                                                                                  GBPm          GBPm
____________________________________________________________________________________________________________________________________

Decrease in cash in the year                                                                                     (29.0)       (43.8)
(Increase) decrease in debt and lease financing                                                                  (159.7)      117.3
Movement in liquid resources (a)                                                                                   18.8        (5.4)
____________________________________________________________________________________________________________________________________
Decrease in net debt from cash flows                                                                             (169.9)       68.1
Borrowings and leases acquired with subsidiaries                                                                  (10.9)          -
New finance leases                                                                                                    -        (1.4)
Gain on repayment of fixed rate debt                                                                                1.0         7.7
Currency translation adjustment                                                                                    28.8        (2.6)
____________________________________________________________________________________________________________________________________

(Increase) decrease in net debt in year                                                                          (151.0)       71.8
Net debt at 1 January                                                                                            (248.1)     (319.9)
____________________________________________________________________________________________________________________________________
Net debt at 31 December                                                                                          (399.1)     (248.1)
____________________________________________________________________________________________________________________________________
Cash, deposits and current asset investments (Note 17)                                                            107.2       123.9
Loan capital and borrowings (Note 18)                                                                            (506.3)     (372.0)
____________________________________________________________________________________________________________________________________
Net debt at 31 December                                                                                          (399.1)     (248.1)
____________________________________________________________________________________________________________________________________


(a) The movement in liquid resources consisted of purchases of deposits and investments of GBP25.1m (2001 - GBP6.3m) and sales of GBP6.3m (2001 - GBP11.7m).


28.   Analysis of Net Debt
(a)   Year to 31 December 2002

                                                           December 31        Cash  Acquisitions       Other     Currency         31
                                                                                       excluding    non cash   translation  December
                                                                  2001        Flow          cash     changes    adjustment      2002
                                                                  GBPm        GBPm         GBPm         GBPm          GBPm      GBPm
____________________________________________________________________________________________________________________________________
Cash in hand and at bank                                          117.6      (25.4)           -           -        (9.0)       83.2
Overdrafts                                                         (6.5)      (3.6)           -           -          -        (10.1)
____________________________________________________________________________________________________________________________________
                                                                  111.1       (29.0)          -           -        (9.0)       73.1

Debt due after one year                                          (362.7)      (134.4)      (6.5)        1.0        38.7      (463.9)
Debt due within one year                                           (0.2)      (25.8)           -          -           -       (26.0)
Finance leases                                                     (2.6)        0.5         (4.4)         -          0.2       (6.3)
____________________________________________________________________________________________________________________________________
                                                                 (254.4)     (159.7)                                         (496.2)
Liquid resources                                                    6.3        18.8            -          -         (1.1)     24.0
____________________________________________________________________________________________________________________________________
Total                                                            (248.1)     (169.9)       (10.9)        1.0        28.8     (399.1)
____________________________________________________________________________________________________________________________________

Liquid resources comprise current asset investments which, as described in note 17, represent amounts readily convertible into cash.

Other non-cash changes comprise the gain on repayment of fixed rate debt.



29.   Directors
(a)   Directors' interests

The directors' interests in shares or stocks of the Company, including options to purchase ordinary shares under the terms of the Group's Executive Share Option Schemes ("ESOS"), Long Term Incentive Plan ("LTIP") and Share Savings Schemes ("SAYE") are as detailed below.


                                                                          31 December 2002                           1 January 2002
                                                           _________________________________________________________________________
                                                             Ordinary Preference      SAYE  Ordinary Preference      SAYE  Exercise
                                                               shares    shares               shares     shares           price(p)
  __________________________________________________________________________________________________________________________________
Alun Cathcart                                                  75,000          -         -     50,000         -          -         -
Ian Dyson                                                      20,000          -         -     20,000         -          -         -
Peter Jarvis                                                   25,525          -         -     20,113         -      5,412    179.00
Mike Smith                                                    120,000          -         -     80,000         -          -         -
Oliver Stocken                                                 38,188          -         -     25,000         -          -         -
John Sunderland                                                 1,058          -         -      1,058         -          -         -
____________________________________________________________________________________________________________________________________

No options to subscribe for ordinary shares of the Company were granted to directors, or lapsed, during the year ended 31 December 2002.

The market price of an ordinary share at 31 December 2002 was 266.5 pence and the range during the preceding 12 months was 303 pence to 226 pence. Options outstanding at 31 December 2002 are exercisable at various dates between 1 April 2002 and 12 September 2009, subject to satisfaction of applicable performance conditions.

Pursuant to the provisions of the Companies Act 1985, each executive director is also deemed to be interested in the ordinary shares of the Company held by The Rank Group Plc Employee Benefit Trust. At 1 January 2002, the interest was in a total of 1,224,389 ordinary shares and at 31 December 2002 the interest is in a total of 2,252,076 ordinary shares.

The Company's register of directors' interests (which is open to inspection) contains full details of directors' shareholdings and options to subscribe for shares.

Long Term Incentive Plan
The current long term incentive plan, the Rank Group 2000 Long Term Incentive Plan, provides for executive directors and selected executives to be given restricted awards over existing ordinary shares with a market value of up to one times base salary. Awards are released if a total shareholder return ("TSR") target is achieved and if there is an average annual real growth in normalised earnings per share of at least 2% over the relevant performance period, comprising three consecutive financial years of the Company. TSR is measured by reference to the change in the price of ordinary shares over the performance period and the gross value of dividends received on the shares, assuming they are immediately reinvested in shares during that period.

(b)   Total emoluments of the directors of The Rank Group Plc:

                                                                                                                       2002     2001
                                                                                                                     GBP000   GBP000
____________________________________________________________________________________________________________________________________
Fees                                                                                                                     95      110
Base salaries, allowances and taxable benefits                                                                        1,043    1,087
Bonuses                                                                                                                 407      541
Pension contributions-defined contributions                                                                             238      238
Salary supplements.                                                                                                      60       54
Compensation for loss of office (including contribution to unapproved retirement benefit scheme - GBP166,000)             -      751
____________________________________________________________________________________________________________________________________
Total emoluments                                                                                                      1,843    2,781
____________________________________________________________________________________________________________________________________
(c) Emoluments of current Chairman                                                                                      160      107
(d) Emoluments of highest paid director (including pension contributions)                                             1,058    1,103
____________________________________________________________________________________________________________________________________


30.   Employees

                                                                                                                      2002     2001
                                                                                                                      GBPm     GBPm
____________________________________________________________________________________________________________________________________
Employee costs
Wages and salaries                                                                                                    322.5    303.3
Social security costs                                                                                                  28.7     25.7
Other pension costs                                                                                                     6.3      7.9
____________________________________________________________________________________________________________________________________
                                                                                                                      357.5    336.9
____________________________________________________________________________________________________________________________________

                                                                                                                      2002     2001
____________________________________________________________________________________________________________________________________
Average number of employees by geographical area
UK                                                                                                                  10,628    10,560
North America                                                                                                        8,772     8,190
Rest of the World                                                                                                    2,462     2,205
____________________________________________________________________________________________________________________________________
Continuing operations                                                                                               21,862    20,955
Discontinued operations                                                                                                  -         -
____________________________________________________________________________________________________________________________________
Average in year                                                                                                     21,862    20,955
____________________________________________________________________________________________________________________________________

The Group has continued to account for pensions in accordance with SSAP 24 and the disclosures given in (a) below are those required by that standard. FRS 17 "Retirement Benefits" was issued in November 2000 but will not require full implementation for the Group and Company until the year ended 31 December 2005. Prior to this, phased transitional disclosures are required from 31 December 2001. The disclosures required are presented in (b) below.

(a)   Provision for pension and similar obligations
UK The Group has two pension schemes for UK employees, both of which are contracted out of the State Second Pension arrangements. The schemes are externally funded under separate trusts and the funds' assets are held separately from Group assets. The accounts of both schemes for the year ended 5 April 2002 have been reported upon by their auditors without qualification.

The Rank Pension Plan ("the Plan") is a defined benefit scheme with pensions fixed by reference to final pay and length of service. The market value of the Plan's assets at 5 April 2002 was GBP575.2m (2001 - GBP589.9m).

Formal actuarial valuations of the Plan are carried out triennially by an independent actuary, Mercer Human Resource Consulting Limited. The most recent valuation has an effective date of 5 April 2001 and has been used to determine the pension charge for the year 31 December 2002. The main actuarial assumptions adopted were:

Valuation method                                                                                                        attained age
Rate of return on investments
- pre retirement                                                                                                          6.25% p.a.
- post retirement                                                                                                         5.25% p.a.
Rate of increase of pensionable remuneration                                                                              3.75% p.a.
Rate of discretionary pension increases                                                                                   1.50% p.a.
Rate of pensions in payment increases*                                                                                    2.50% p.a.
____________________

*Pensions in payment are entitled to increases in line with price inflation subject to a maximum of 5% per annum.

In prior years, the Plan has been valued under the projected unit method. Following the closure of the Plan to new entrants, the attained age valuation method has been adopted since 2001.

Assets were taken at their market value. As at the actuarial valuation date the value of the assets was sufficient to cover 109% of the accrued benefits allowing for expected future increases in earnings.

The pension charge for the year 31 December 2002 was GBP0.6m (2001 - GBP1.9m). The charge was determined after recognising a credit of GBP4.9m resulting from spreading the expensing surplus of GBP36.5m as at 1 January 2001 over the average remaining service lives of the active members of the Plan. The decline in stock market values since the actuarial valuation of the Plan on 5 April 2001 and the increase in accrued liabilities as a result of changes in financial conditions have resulted in a deficit in the fund at 31 December 2002 calculated in accordance with the requirements of FRS 17. Under current accounting policies these matters are not required to be reflected in the pension charge until the next formal actuarial valuation, which will take place no later than 5 April 2004.

At 31 December 2002 there was a prepayment in debtors of GBP15.1m (2001 - GBP11.0m) resulting from the difference between pension costs charged in the accounts and the amounts funded to date.

30.   Employees (continued)

The Rank Money Purchase Pension Scheme is a defined contribution scheme with benefits which depend on the contribution levels and the emerging investment performance. The market value of its assets at April 5, 2002 was GBP35.4m (2001
- GBP37.8m). Group contributions to this scheme in the year to December 31, 2002 totalled GBP1.3m (2001- GBP0.9m).

US  The  Group  operates  defined   contribution   schemes  in  the  USA.  Group
contributions to these schemes totalled GBP3.9m (2001 - GBP3.3m).

(b)  FRS 17 "Retirement Benefits"
The Group has continued to adopt FRS 17 "Retirement benefits" under the phased transitional arrangements allowed by the standard. The disclosures below relate to all retirement benefit plans in the UK.

A full actuarial valuation was carried out at 5 April 2001 and updated by an independent actuary to 31 December 2002.

The main actuarial assumptions used to calculate the Plan's liabilities under FRS 17 are:


                                                                                                                      2002     2001
                                                                                                               _____________________
Valuation method                                                                                                 Projected Projected
                                                                                                                      unit     unit
____________________________________________________________________________________________________________________________________
Discount rate                                                                                                   5.50% p.a. 6.00%p.a.
Inflation assumption                                                                                            2.25% p.a. 2.50%p.a.
Rate of increase in salaries                                                                                    3.50% p.a. 3.75%p.a.
Rate of increase of deferred pensions                                                                           2.25% p.a. 2.50%p.a.
Rate of increase of pensions in payment increases (5% LPI increases)                                            2.25% p.a. 2.50%p.a.
____________________________________________________________________________________________________________________________________


The assets in the Plan and the expected rate of return were:

                                                                                     Long term    Value at    Long term    Value at
                                                                                       rate of                  rate of
                                                                                        return                   return
                                                                                   expected at 31 December  expected at 31 December
                                                                                   31 December        2002  31 December        2001
                                                                                          2002        GBPm         2001        GBPm
____________________________________________________________________________________________________________________________________

Equities                                                                                 7.0%       280.0        7.5%        361.5
Government bonds                                                                         4.5%        90.0        5.0%        106.0
Non-government bonds                                                                     5.5%        66.4        6.0%         71.6
Insurance policies                                                                       5.5%        13.3        6.0%         15.4
Cash                                                                                     4.0%        16.0        4.0%         11.0
____________________________________________________________________________________________________________________________________
Total market value of assets                                                                        465.7                    565.5
Actuarial value of defined benefit liabilities                                                     (556.6)                  (528.6)
____________________________________________________________________________________________________________________________________
(Deficit) surplus in the Plan                                                                       (90.9)                    36.9
Related deferred tax asset (liability)                                                               27.3                    (11.1)
____________________________________________________________________________________________________________________________________
Net pension (liability) asset                                                                       (63.6)                    25.8
____________________________________________________________________________________________________________________________________

If FRS 17 had been adopted in the accounts, the Group's net assets and profit and loss reserve at 31 December 2002 and 31 December 2001 would have been as follows:


                                                                                                                   2002         2001
                                                                                                                                 (as
                                                                                                                           restated)
                                                                                                                   GBPm        GBPm
____________________________________________________________________________________________________________________________________
Net assets
Net assets excluding pension asset                                                                                753.6        732.9
Pension (liability) asset                                                                                         (63.6)        25.8
____________________________________________________________________________________________________________________________________
Net assets including pension (liability) asset                                                                    690.0        758.7
____________________________________________________________________________________________________________________________________

                                                                                                                   2002         2001
                                                                                                                                 (as
                                                                                                                           restated)
                                                                                                                     GBPm       GBPm
____________________________________________________________________________________________________________________________________
Reserves
Profit and loss reserve excluding pension assets                                                                  578.4        570.1
Pension reserve                                                                                                   (63.6)        25.8
____________________________________________________________________________________________________________________________________
Profit and loss reserve                                                                                           514.8        595.9
____________________________________________________________________________________________________________________________________


The Plan is closed to new entrants. Under the projected unit method, the current service cost will increase as the members of the Plan approach retirement.


30.   Employees (continued)

The following amounts would have been recognised in the performance statements in the year to 31 December 2002 under the requirements of FRS 17:

                                                                                                                               2002
                                                                                                                               GBPm
____________________________________________________________________________________________________________________________________

Operating profit
Current service cost                                                                                                            5.0
Past service cost                                                                                                                 -
____________________________________________________________________________________________________________________________________
Total operating charge                                                                                                          5.0
Other finance income
Expected return on plan assets                                                                                                 37.5
Interest on Plan liabilities                                                                                                  (31.3)
____________________________________________________________________________________________________________________________________
Net return                                                                                                                      6.2

Statement of total recognised gains and losses
Actual return less expected return on Plan assets                                                                            (122.4)
Experience gains and losses arising on Plan liabilities                                                                        17.5
Changes in assumptions underlying the present value of the Plan liabilities                                                   (28.6)
____________________________________________________________________________________________________________________________________
Actuarial loss recognized                                                                                                    (133.5)

Movement in (deficit) surplus during the year
Surplus in Plan at beginning of the year                                                                                       36.9
   Movement in year:
   Current service cost                                                                                                        (5.0)
   Contributions                                                                                                                4.5
   Past service costs                                                                                                            -
   Other finance income                                                                                                         6.2
Actuarial loss                                                                                                               (133.5)
____________________________________________________________________________________________________________________________________
Deficit in Plan at end of the year                                                                                            (90.9)
____________________________________________________________________________________________________________________________________
Details of experience gains and losses for the year to 31 December 2002
____________________________________________________________________________________________________________________________________
Difference between the expected and actual return on Plan assets:
      Amount (GBPm)                                                                                                          (122.4)
      Percentage of Plan assets                                                                                                  26%
Experience gains and losses on Plan liabilities:
      Amount (GBPm)                                                                                                            17.5
      Percentage of present value of Plan liabilities                                                                             3%
Total amount recognised in statement of total recognised gains and losses:
      Amount (GBPm)                                                                                                          (133.5)
      Percentage of present value of Plan liabilities                                                                            24%
____________________________________________________________________________________________________________________________________

31.   Contingent Liabilities

Group                                                                                                                  2002     2001
                                                                                                                       GBPm     GBPm
____________________________________________________________________________________________________________________________________
                                                                                                                        38.9    50.6
Guarantees by the Company and by subsidiary undertakings
____________________________________________________________________________________________________________________________________

The Group is involved in a dispute with Serena Holdings Limited over the purchase consideration of an acquisition which has been referred to an expert for determination. The dispute centres upon the parties' contentions in relation to the accounts and the profits of the businesses based upon which an additional purchase consideration may be payable. The directors are strongly resisting the payment of any further sum. At the present time the outcome to the Group cannot be determined and the potential liability cannot be quantified. However, it is the opinion of the directors that it is unlikely that the outcome of this dispute will have a material effect on the Group's financial position.

Subsidiary undertakings are involved in actions, including class action suits, in the US. These actions are being vigorously contested and the directors believe that none of these actions will result in a material adverse effect on the financial condition of the Group. Additional information required to be disclosed by FRS 12, "Provisions, Contingent Liabilities and Contingent Assets", is not disclosed on the grounds that it can be expected to prejudice the outcome of these matters.

Company                                                                                                                2002     2001
                                                                                                                       GBPm     GBPm
____________________________________________________________________________________________________________________________________
Guarantees of advances to subsidiary undertakings                                                                      901.4   807.6
____________________________________________________________________________________________________________________________________

No security has been given in respect of any contingent liability


32.   COMMITMENTS
Future  capital expenditure
At 31 December 2002 commitments for capital expenditure amounted to GBP24.1m (2001 - GBP18.3m) for the Group.

Group   operating lease commitments
At 31 December 2002 commitments to make payments under operating leases in the following 12 months were:


                                                                                                             Land and         Plant
                                                                                                                                and
                                                                                                            buildings     machinery
                                                                                                       _____________________________
                                                                                                         2002    2001   2002   2001
                                                                                                         GBPm    GBPm   GBPm   GBPm
____________________________________________________________________________________________________________________________________
Leases expiring in one year                                                                                3.3    3.3     0.2    0.1
Leases expiring in two to five years                                                                       5.7   15.3    14.3    8.8
Lease expiring in more than five years                                                                    47.4   32.2       -      -
____________________________________________________________________________________________________________________________________
                                                                                                          56.4   50.8    14.5    8.9
____________________________________________________________________________________________________________________________________

33.   Related Party Transactions
On 19 July 2002 the Group purchased a controlling interest in Deluxe Global Media Services LLC ("DGMS"), further details are provided in note 26. Group sales to DGMS were GBP4.0m and at 31 December 2002, DGMS owed the Group GBP6.2m.

On 10 September 2002 the Group purchased a 50% interest in Atlab Holdings Pty Limited ("Atlab"). Further details are provided in note 26. Group sales to Atlab were GBP1.7m, purchases were GBP16.6m in the period after acquisition. At 31 December 2002 the joint venture owed the Group GBP1.2m.

On 31 December 2002 the Group purchased the remaining 50% of the common stock of Entertainment Transportation Specialists, Inc ("ETS"), further details are provided in note 12. During the year the Group charged ETS a marketing fee of GBP0.3m.

During the year the Group traded with its associate undertakings, The Lab and EFILM. Group sales to these associate undertakings totalled GBP0.9m, purchases totalled GBP0.1m, marketing fees totalled GBP0.2m and at 31 December 2002 these associates owed the Group GBP0.3m.

During the year the Group traded with its joint venture investment BL Rank Properties Limited ("BLRP"). GBP4.4m of rental payments to BLRP were made in the year. The British Land joint venture ended with the disposal of all its remaining properties on 29 August 2002, for cash proceeds of GBP109m and net cash proceeds, after financing, for the Group of GBP16.6m.

The Group recharges the Rank Group UK Pension schemes with the costs of administration and independent pension advisers borne by the Group. The total amount recharged in the year ended 31 December 2002 was GBP1.6m (2001 - GBP1.5m).

34.   Post Balance Sheet Events
On 27 January 2003 the Group completed its acquisition of Blue Square Limited, on of the UK's leading internet and telephone betting businesses, for a consideration of GBP65m in unlisted, unsecured convertible loan stock, convertible into Rank ordinary shares at the rate of 282p for every GBP1 of loan stock held. Full conversion of the loan stock would result in the issue of 23 million new Rank ordinary shares. In the 12 months to December 2002 Blue Square received total stakes of GBP202.0m and generated gross win of GBP13.4m. The Group intends to combine its current internet operations with those of Blue Square - any costs or adjustments to asset carrying values associated with this integration which may arise as a result of this integration will be included in the accounts for the year ending 31 December 2003. The transaction is not considered material to the Group and accordingly no pro forma statement of net assets of the enlarged Group has been included in this note.



                                     PART B

                               INTERIM REPORT 2003

The information below has been extracted without material adjustment from the Interim Report 2003, which was published on 5 September 2003.

"- Earnings per share* of 7.3p (2002 - 7.6p); 3.8p after exceptionals (2002 - 6.6p)

- Profit before tax and exceptionals of GBP77.4m (2002 - GBP85.1 m); GBP53.8m after exceptionals (2002 - GBP79.4m)

- Gaming operating profit* up 14% to .GBP55.7m (2002 - GBP49.0m), benefiting from acquisitions and growth in provincial casinos

- Hard Rock operating profit of GBP13.3m (2002 - GBP14.8m) with further progress on brand development into hotels and casinos

- Deluxe operating profit* of GBP26.4m (2002 - GBP31.4m) with a good performance in Film and further progress in repositioning the Media business

- Net debt increased to GBP529.6m (2002 - GBP416.8m) following acquisitions and contract advances in Deluxe

 - Convertible preference shares expected to be redeemed as soon as practicable

 -   Interim dividend increased by 5% to 4.6p

_____________________

*     before exceptional items

Commenting on the results, Mike Smith, Chief Executive, said:

"This has been a satisfactory first half for Rank. Whilst trading conditions have shown some weakness and volatility, particularly for Hard Rock, we have managed to deliver an acceptable result whilst continuing to position ourselves for longer term growth.

Overall, the pattern of current trading is similar to that experienced in the first half and the Group remains well placed to make good progress in the balance of 2003 and beyond. The deregulation of the UK gaming industry continues to gather momentum and we look forward to the publication of the draft legislation in the autumn. We continue to believe that the proposed changes to the structure of UK gaming, combined with our strong market position, will be a major source of value creation for our shareholders.""


                            "CHIEF EXECUTIVE'S REVIEW

This has been a satisfactory first half for Rank. Whilst trading conditions have shown some weakness and volatility, particularly for Hard Rock, we have managed to deliver an acceptable result whilst continuing to position ourselves for longer term growth.

Gaming
Once again the Gaming Division delivered a strong performance. Bingo remains robust and we balanced promotional costs and attendance against growing spend per head to give an outstanding net margin performance. The results in casinos also showed further improvement despite the partial closure of the Park Tower for refurbishment since the beginning of the year and the expected losses in the two new Hard Rock casinos.

Blue Square was successfully integrated with Rank's existing on-line activities and the promised annual cost savings of GBP5m have been achieved.

Hard Rock
Whilst Hard Rock is still suffering from a lack of tourism in major cities, which continues to undermine merchandise sales, there has been a steady improvement in food and beverage results, which continue to show positive year on year growth. This reflects a variety of sales and promotion initiatives, partly aimed at encouraging local customers and repeat business. Just as important, we are now seeing positive results from franchised and licensing activities, with earnings from hotels particularly good in this half year.

Deluxe
Deluxe had mixed results. The results for Film were again strong, being virtually the same as last year, despite absorbing the loss of the Universal contract announced in 2002. The mitigating factor was the positive impact of the recent investments in Image, ETS and Capital FX. The results for Media were weaker than in the first half of 2002, partly reflecting the move from VHS to lower margin DVD. Growth in distribution and digital services was a very positive development.

Cashflow and financing
Operating cash flow was positive after absorbing payments for Deluxe contract advances and capital expenditure across the Group. Acquisitions, principally Blue Square, contributed to an increase in net debt of GBP130m.

The Group completed a GBP336m private placement in the US during May 2003, securing long-term funding at attractive rates, and we intend to redeem all of the outstanding convertible preference shares as soon as practicable, following due consultation with the Group's major lenders.

Development
Development continues apace across the Group.

Within Gaming we continue to reap the benefits of both our investment in new facilities and the deregulation measures already granted. This particularly applies to casinos. The enlargement and refurbishment of the Park Tower casino was completed at the beginning of July and three more casino relocations are planned over the next six months. In UK Bingo, the club in York relocated in April and a further four clubs will also be relocated over the next 18 months.

We anticipate further improvement in the results of our international gaming operations. In Spain, we plan to add another site to the existing portfolio of nine bingo clubs by the year end. Regulatory changes in Belgium now mean that slot machines are permitted in casinos and we aim to have 100 machines operating in our two casinos by the end of 2003.

Whilst the initial integration of Blue Square and Rank.com was completed in the first half, the more important developments take place from October. By then, the systems will allow genuine cross-marketing between the two customer bases from a single customer account. This development will coincide with strong promotional activity which will include marketing to our existing 1.8 million casino and bingo customers.

There is still clear intent on behalf of the UK Government to introduce much needed reform of the Gaming laws and regulations. Whilst timing, and indeed the details of the deregulation, are still uncertain, we remain convinced that the essence of the changes represent a substantial opportunity for the Group. The investments already made, or planned, to improve our casino facilities, combined with the opportunities to use bingo premises for mixed gaming and the introduction of sports betting within the estate, all mean that we are uniquely placed to capitalise on deregulation as it occurs.

Within Hard Rock, three restaurants have opened as we complete this year the programme of building smaller units, principally in non-tourist locations. The model is based on smaller footprints with more flexible customer facilities and lower capital cost. These developments are also encouraging franchisees to seek similar opportunities within their territories.

The stated objective of moving the Hard Rock brand into activities other than restaurants is also bearing fruit. As already noted, results in the first half were helped by a contribution from existing hotel operations. In the first half of next year we will begin to gain contributions from the two Seminole Indian Nation hotel/casino developments. The recently announced joint venture with Sol Melia will accelerate further hotel development and a Hard Rock hotel will open in Chicago in the New Year as part of the joint venture. We have granted a licence for the development of a Hard Rock hotel/casino in Biloxi, Mississippi which, subject to local licensing and financing, will open in mid-2005.

In Deluxe Film, the objective of improving geographic reach was completed last year. In addition to the processing laboratory in Rome, during 2002 we acquired Image in Barcelona. This gives us a strong position from which not only to service our mainstream studio customers in Europe, but also to gain share in the independent distribution market - an objective we have now achieved. The joint venture with Atlab, where we are relocating and re-equipping the laboratory in Sydney, will enable us to be proactive in Asia/Australasia.

Investment in EFILM, ETS and Capital FX has extended our services beyond film processing and into related services.

We have completed our contract renewal programme in Film with all available contracts now secure until at least 2005, and the vast majority until 2006 or beyond. We announced the loss of the Universal film contract last year. We are also assuming the loss of an additional, albeit much smaller, international contract from the end of this year. This loss will not have a material impact on Deluxe Film's future performance. Continued volume growth from our existing contracts plus the benefits of independent volume, combined with other services, means that Deluxe Film is better placed for the future than ever before.

In Deluxe Media, we have continued to invest in DVD as market growth accelerates, particularly in North America. The venture with Ritek announced last year, which gave us a strong North American presence, has now been reinforced by the acquisition of Disctronics to give us strength in Europe. We have also continued to invest in distribution and added services including compression and authoring. Existing VHS contracts are secure and we now have three DVD contracts. A priority is to gain additional DVD contracted volume over the coming months.

Current trading and outlook
Overall, current trading is satisfactory and the pattern is similar to that seen in the first half. While bingo remains robust, there is some softness in the London casino market, but the Park Tower is achieving higher levels of both handle and admissions since the refurbishment was completed in July. Hard Rock food and beverage sales continue to improve but sales of merchandise remain below last year. Deluxe Film has been strong. In Media, we anticipate the normal seasonal increase in both DVD and VHS volumes in the second half.

We continue to believe that the development efforts made across the Group over the past two years give cause for optimism when assessing Group prospects for the medium and longer term.

Dividend
We are pleased to announce a 5% increase in the interim dividend, reflecting our confidence that the Group's long-term prospects remain strong.


                               SUMMARY OF RESULTS


                                                                                                  Turnover            Profit before
                                                                                                                 exceptional items*
                                                                                   _________________________________________________
                                                                                          2003        2002         2003        2002
                                                                                          GBPm        GBPm         GBPm        GBPm
____________________________________________________________________________________________________________________________________

Gaming**                                                                                  422.6       239.7        55.7        49.0
Hard Rock                                                                                 115.1       121.5        13.3        14.8
Deluxe                                                                                    324.3       306.5        26.4        31.4
US Holidays                                                                                17.9        21.9         3.4         4.8
Central costs and other                                                                      -           -         (7.2)       (4.6)
                                                                                   _________________________________________________
Continuing operations including acquisitions                                              879.9       689.6        91.6        95.4
                                                                                   ________________________
Net income from associates and joint ventures                                                                       0.1         1.7
Managed businesses' interest                                                                                      (14.3)      (12.0)
                                                                                                           _________________________
Profit before tax and exceptional items                                                                            77.4        85.1
                                                                                                           _________________________
Exceptional items                                                                                                (23.6)        (5.7)
Profit before tax                                                                                                 53.8         79.4
                                                                                                           _________________________
Basic earnings per share before exceptional items                                                                   7.3p        7.6p
Basic earnings per share                                                                                            3.8p        6.6p
Dividend per share                                                                                                  4.6p        4.4p
________________________


* after goodwill  amortisation of GBP2.8m (Gaming - GBP1.4m,  Deluxe GBP1.4m)

** 2002 turnover has been restated following the acquisition of Blue Square (see Note 1)

Group turnover was up 28%, including the impact of Blue Square, which added GBP149.4m. Turnover from continuing operations was up 6%, reflecting first time contributions from acquisitions made in 2002 and further progress in Gaming. These positive developments were diluted by adverse currency movements, lower VHS volumes in Deluxe Media, and the loss of the Universal contract in Deluxe Film.

Group operating profit was 4% below last year. The first time contributions from acquisitions made in 2002 and continued growth in Gaming were off-set by adverse currency movements and the anticipated decline in profits at Deluxe.

The managed businesses' interest charge was GBP2.3m higher than 2002 due to an increase in average net debt reflecting acquisitions and contract advances in Deluxe.

Group profit before tax and exceptional items was GBP77.4m, 9% below last year. Earnings per share, before exceptional items, was 7.3p, 4% below last year.

The Group has recorded a net exceptional charge in the first half of GBP23.6m comprising integration costs at Blue Square (GBP6.0m), restructuring costs in Deluxe Media (GBP12.2m), a provision of GBP9.4m in respect of certain long-standing legal matters in the US (previously disclosed as contingent liabilities), and a credit of GBP4.0m from the release of certain disposal provisions which are no longer required.

The following table sets out the divisional results and profit before tax after exceptional items.


                                                                                                                  Profit before tax
                                                                                                          __________________________
                                                                                                                  2003         2002
                                                                                                                  GBPm         GBPm
____________________________________________________________________________________________________________________________________
Gaming                                                                                                             49.7        49.0
Hard Rock                                                                                                          13.3        14.8
Deluxe                                                                                                             14.2        25.2
US Holidays                                                                                                         3.4         4.8
Central costs and other                                                                                           (16.6)       (4.6)
____________________________________________________________________________________________________________________________________

Continuing operations including acquisitions                                                                       64.0        89.2
Net income from associates and joint ventures                                                                       0.1         1.7
Non-operating items                                                                                                 4.0         0.5
Managed businesses' interest                                                                                      (14.3)      (12.0)
____________________________________________________________________________________________________________________________________
Profit before tax                                                                                                  53.8        79.4
____________________________________________________________________________________________________________________________________



                                                                GAMING

                                                                                                    Turnover      Operating profit*
                                                                                     _______________________________________________
                                                                                            2003        2002        2003       2002
                                                                                            GBPm        GBPm        GBPm       GBPm
____________________________________________________________________________________________________________________________________
Mecca Bingo
UK                                                                                         119.2       118.5        36.7       35.3
Spain                                                                                       11.7         7.8         3.1        1.8
____________________________________________________________________________________________________________________________________
                                                                                           130.9       126.3        39.8       37.1
Grosvenor Casinos
UK                                                                                          84.3        75.5        15.4       14.3
Belgium                                                                                      4.2         3.9        (0.1)      (0.1)
____________________________________________________________________________________________________________________________________
                                                                                            88.5        79.4        15.3       14.2

Rank Leisure Machine Services                                                               24.0        24.6         1.1        1.0

Blue Square**                                                                              179.2         9.4        (0.5)      (3.3)
____________________________________________________________________________________________________________________________________
                                                                                           422.6       239.7        55.7       49.0
____________________________________________________________________________________________________________________________________

*     before exceptional items
** 2002 turnover has been restated following the acquisition of Blue Square (see Note 1)

Gaming had another good half year with operating profit up 14%. The revenue growth trends experienced in recent years have continued, with further steady growth at Mecca Bingo and strong growth at Grosvenor Casinos. Blue Square has been integrated effectively and has continued to develop since its acquisition in January 2003.

Mecca Bingo

                                                                                                            2003      2002   Change
                                                                                                                                  %
____________________________________________________________________________________________________________________________________

UK Bingo statistics
   Admissions ('000s)                                                                                     10,901    11,937     (8.7)
   Spend per head (GBP)                                                                                    10.93      9.93     10.1

Mecca UK continued to experience the well-established trend of steady revenue growth and increased profit margin. While attendance fell, Mecca's focus on higher yielding customers led to an increase in spend per head of 10% to GBP10.93. A key factor behind this increase was the continued growth in popularity of higher margin interval games, together with the benefit from the introduction of over 300 jackpot machines across the estate.

The split of revenue by activity is shown below.

                                                                                                         2003       2002     Change
Analysis of UK bingo turnover                                                                            GBPm       GBPm          %
____________________________________________________________________________________________________________________________________
Main stage bingo                                                                                          19.8       19.3       2.6
Interval games                                                                                            54.1       52.4       3.2
Gaming machines                                                                                           28.8       28.8         -
Food, beverage & other                                                                                    16.5       18.0      (8.3)
____________________________________________________________________________________________________________________________________
Total                                                                                                    119.2      118.5       0.6
____________________________________________________________________________________________________________________________________

The continued change in the revenue mix towards higher margin interval games, together with management's focus on controlling costs, resulted in a further improvement in operating margin to 30.8% (2002 - 29.8%). The club at York was relocated in April and is performing well and there are plans for a further four relocations over the next 18 months at Burton, Glasgow, Ellesmere Port and West Bromwich.

In Spain, the Group's nine bingo clubs performed well with operating profit benefiting from a GBP1.0m contribution from the three clubs acquired during 2002. Operating margins increased to 26.5% (2002 - 23.1%) and the Group continues to look for further opportunities in this market.



Grosvenor Casinos

                                                                                                  Turnover         operating profit
                                                                                 ___________________________________________________
                                                                                         2003         2002         2003        2002
                                                                                         GBPm         GBPm         GBPm        GBPm
____________________________________________________________________________________________________________________________________
UK

      London - upper                                                                       8.1          9.2          1.8        2.3
      London - other                                                                      26.2         25.9          4.6        4.8
      Provincial                                                                          45.6         40.4         13.7       11.4
      Hard Rock                                                                            4.4           -          (0.8)         -
      Overheads                                                                             -            -          (3.9)      (4.2)
____________________________________________________________________________________________________________________________________
                                                                                          84.3         75.5         15.4       14.3
____________________________________________________________________________________________________________________________________

Grosvenor Casinos in the UK had a solid half year with overall revenues up 12% and operating profit up 8%. The provincial casinos were very strong, but the London market was somewhat weaker than last year and, as expected, the two Hard Rock casinos recorded a loss of GBP0.8m.



                                                                                       Admissions  Handle per head            Win %
                                                                                          ('000s)           (GBP)
                                                                                 ___________________________________________________
                                                                                     2003    2002     2003    2002     2003    2002
____________________________________________________________________________________________________________________________________

UK

      London - upper                                                                   21       24   2,017    2,088     19.2    18.0
      London - other                                                                  300      321     487      447     16.9    16.8
      Provincial                                                                    1,374    1,287     182      163     15.9    16.8

At London-upper, a good performance at the Clermont was undermined by the partial closure of the Park Tower where extensive building work to expand the gaming space by 40% was carried out. In the few weeks since relaunch at the beginning of July, the Park Tower has seen substantial increases in both attendance and handle. The three London other casinos, the Victoria, the Gloucester and the Connoisseur, experienced lower levels of attendance in the first half, although an increase in handle per head resulted in revenue and operating profit being broadly in line with last year.

The provincial casinos enjoyed another excellent half, with continued strong growth in both attendance and handle per head. Turnover increased by 13%, despite a near one percentage point reduction in win margin, and operating profit was up by 20%. Growth has been driven by strong performances at each of the relocated casinos as well as from the new games introduced during 2002. Following the relocation of the Huddersfield casino in February 2003, a further three casinos, in Plymouth, Portsmouth and Cardiff, will be relocated over the next six months.

The two Hard Rock Casinos, which opened during the second half of 2002, are performing in line with our expectations and incurred a small loss in the first half. The London casino is enjoying weekly attendance levels in excess of 4,000 and is now profitable on a monthly basis. Despite being impacted by building work opposite its location, the Manchester casino is averaging more than 2,500 admissions per week, although a lower spend per head means that, like most "cold" licences, it will take longer to move into profit.

Rank Leisure Machine Services
Rank Leisure Machine Services' operating profit increased to GBP1.1 m (2002 - GBP1.0m).

Blue Square
Blue Square was acquired at the end of January 2003. Since completion, the business has now been integrated with Rank Interactive Gaming to form one business. The GBP5m of annual operating synergies identified at the time of acquisition have been realised, resulting in an associated cost of GBP6m which has been treated as an exceptional item in these results.

The business has performed in line with our expectations and generated operating profit of GBP0.9m before goodwill amortisation of GBP1.4m, compared with a reported loss of GBP3.3m in 2002.

The on-line games offering will be relaunched in October 2003 as Meccagames.com, allowing existing customers to bet and play games using a single account. Meanwhile, Hard RockCasino.com has been successfully relocated from the Isle of Man to Alderney in the Channel Islands.


                                    HARD ROCK

                                                                                                     Turnover      Operating profit
                                                                                       _____________________________________________
                                                                                             2003        2002       2003       2002
                                                                                             GBPm        GBPm       GBPm       GBPm
____________________________________________________________________________________________________________________________________

Owned cafes                                                                                  109.1      115.2        12.5      15.8
Cafe franchise and other income                                                                3.0        3.3         2.8       3.3
Hotel franchise and other income                                                               2.0        1.9         4.5       1.4
Territory sales                                                                                1.0        1.1         1.0       1.1
Advertising and promotion                                                                       -          -         (0.4)     (0.5)
Overheads                                                                                       -          -         (7.1)     (6.3)
____________________________________________________________________________________________________________________________________
                                                                                             115.1      121.5        13.3       14.8

Further uncertainty in the international travel market during the first half resulted in a continuation of the difficult trading conditions experienced by Hard Rock over the last two years. This, together with adverse currency movements of GBP1.1m, meant that operating profit fell to GBP13.3m, down 10%. Despite a tough operating environment, the Group continues to make solid progress in extending the brand into non-restaurant activities, principally hotels and casinos.

Hard Rock like for like cafe sales %                                              Food and Beverage      Merchandise          Total
____________________________________________________________________________________________________________________________________
To 30 June 2003
North America                                                                                   2.6%          -10.3%           -2.7%
Europe                                                                                          0.1%          -13.2%           -5.3%
Total                                                                                           2.1%          -10.9%           -3.2%
____________________________________________________________________________________________________________________________________
Nine weeks to 31 August 2003                                                                    3.5%          -10.6%           -2.5%
____________________________________________________________________________________________________________________________________


Like for like sales in the owned cafes during the first half of 2003 were down 3.2%, representing a modest improvement from the position at the time of the trading statement in May 2003. There was continued success in increasing local customer traffic, with like for like food and beverage sales up 2.1% in the period. Reduced numbers of tourists however, meant that merchandise sales were down 10.9%. During the nine weeks to 31 August these trends have improved with food and beverage sales up by 3.5% and merchandise down by 10.6%.

Hotel franchise and other income benefited from further dividends from the Universal Rank Hotel Partnership which continues to perform well. Territory fees included contributions from the forthcoming Hard Rock casino development in Biloxi, Mississippi and the cafe planned for the new Foxwoods casino in Connecticut. Central overheads increased due to one-off redundancy costs of GBP1.1m associated with the restructuring announced at the beginning of 2003.

New cafes were opened during the first six months in Cologne, Lisbon and Choctaw, Mississippi taking the total number of owned cafes to 64, with Detroit and Cardiff expected to open in the second half. New franchised cafes are also expected to open in Sicily and Moscow over the coming months.

Extension of the Hard Rock brand into casino gaming and hotels has continued apace. Both of the developments on Seminole Indian Nation reservation land in Florida are well advanced, with Tampa already partly open, and both are on schedule to be fully open in early summer 2004. Following the deals with the Seminoles and Choctaws, the Group continues to seek further Indian Nation gaming opportunities. The new cafe planned for the Foxwoods Resort Casino in Connecticut, the largest resort casino in the world, is expected to open in 2004. Elsewhere, Hard Rock has reached agreement to license the brand for a new casino and hotel development in Biloxi, Mississippi, where the developers of the complex are currently seeking the necessary planning approvals and finalising the financing arrangements for the project.

The hotel joint venture with Sol Melia, announced earlier this year, has already identified a number of potential properties in the US and Europe to add to the 381 room Hard Rock Hotel in Chicago, which is due to open in early 2004.


                                     DELUXE

                                                                                                   Turnover       Operating profit*
                                                                                    ________________________________________________
                                                                                           2003        2002        2003        2002
                                                                                           GBPm        GBPm        GBPm        GBPm
____________________________________________________________________________________________________________________________________

Film Services                                                                             180.1       179.3        29.7         29.5

Media Services                                                                            144.2       127.2        (3.3)         1.9
____________________________________________________________________________________________________________________________________
                                                                                          324.3       306.5        26.4         31.4
____________________________________________________________________________________________________________________________________
Associate investments / joint ventures                                                                              0.1          0.8
____________________________________________________________________________________________________________________________________
Total Deluxe contribution                                                                                          26.5         32.2
____________________________________________________________________________________________________________________________________

*     before exceptional items

As expected at the time of the preliminary results, while acquisitions and cost savings in Film were able to off-set the impact of the loss of the Universal contract, the continued decline in VHS and the on-going transition towards DVD in Media resulted in an overall decline in operating profit at Deluxe. After a GBP2.2m negative impact from currency movements, operating profit in the half was GBP26.4m, down 16%.

Film Services

                                                                                                   Turnover       Operating profit*
                                                                                    ________________________________________________
                                                                                           2003        2002        2003        2002
                                                                                           GBPm        GBPm        GBPm        GBPm
____________________________________________________________________________________________________________________________________
Film Laboratories                                                                          168.9       179.3        25.9        29.5
Other Services                                                                              11.2          -          3.8          -
____________________________________________________________________________________________________________________________________
                                                                                           180.1       179.3        29.7        29.5
____________________________________________________________________________________________________________________________________

*     before exceptional items

Turnover from Film Laboratories (comprising laboratories in Hollywood, Toronto, London, Rome and Barcelona) was down 6% and operating profit was down 12%, reflecting the loss of the Universal contract and adverse currency movements, mitigated to some extent by a first time contribution from the Image laboratory in Barcelona. Total footage at 2.2bn feet was only slightly below last year (2.3bn ft), with major titles such as X2: X-Men United, Anger Management and Charlie's Angels 2. Since the half year, volumes have been very strong and the outlook for the year remains positive with a number of major titles for the second half including S.W.A.T., Peter Pan and Lord of the Rings - The Return of the King.

Of the two film contracts due to expire in 2003, the larger one has been renewed but the other, which represented 6% of total footage in 2002, is not expected to be renewed and is due to expire before the end of 2003. The loss of this contract is not expected to have a material impact on Deluxe Film's future performance. All other major studio customers are now contracted until at least 2005, with all but one contracted until 2006 or beyond.

Other Services comprise the results of both ETS and Capital FX. Both businesses have performed in line with expectations.

Media Services
The Group has made good progress in repositioning the Media Services business for the future, by transforming it into a major player in the fast growing DVD market. This process has accelerated since the half year with the announcement of the acquisition of Disctronics for GBP34.1 million, one of the largest independent DVD and CD manufacturers in Europe, and the gain of a contract with Universal for 20% of its worldwide DVD production. Whilst the reorientation of the business is now largely complete, the transition from VHS to DVD has, as expected, resulted in lower profits in the first half.

                                                                                                           Turnover       Operating
                                                                                                                            profit*
                                                                                                    ________________________________
                                                                                                       2003    2002    2003    2002
                                                                                                       GBPm    GBPm    GBPm    GBPm
____________________________________________________________________________________________________________________________________
Video duplication                                                                                       55.1    80.2    (3.2)   3.5

DVD replication                                                                                         33.9     8.8    (5.2)  (1.2)

Distribution services                                                                                   44.7    36.2     2.5      -

Digital services                                                                                        10.5     2.0     2.6   (0.4)
____________________________________________________________________________________________________________________________________
                                                                                                       144.2   127.2    (3.3)    1.9
___________________________


*     before exceptional items

VHS volumes declined by over 23% to 77m units, resulting in a loss of GBP3.2m. DVD volumes have benefited from the Ritek acquisition in August 2002, with a total of 48m units produced in the half (2002 - 4m). The highly seasonal nature of the replication business and its relatively high fixed cost base (in particular prior to the closure of the Carson facility in California), coupled with the additional costs associated with commissioning new DVD equipment in Arkansas, resulted in a loss of GBP5.2m in the half.

Distribution has continued to make good progress with Deluxe's state-of-the-art logistics management and systems ensuring on-time delivery to the customer. Total volumes increased by 8% and operating profit increased to GBP2.5m. Digital Services benefited from the contracts secured in 2002 and from a particularly strong performance from the compression and authoring business.

DVD replication volumes are expected to grow strongly in the second half and into next year, reflecting continued market growth and the recent acquisition of Disctronics. However, as stated at the time of the preliminary announcement of results in February 2003, the decline in VHS duplication is expected to continue and the relative margins are such that overall profit for Media Services is expected to decline in 2003.

US Holidays
US Holidays' operating profit was GBP3.4m (2002 - GBP4.8m). The business generated net cash of GBP6.9m (2002 - GBP8.0m).

Central costs and other
                                                                                                                       2003     2002
                                                                                                                       GBPm     GBPm
____________________________________________________________________________________________________________________________________

Central costs*                                                                                                         (7.3)   (6.3)
Other income                                                                                                             0.1    1.7
____________________________________________________________________________________________________________________________________
                                                                                                                        (7.2)  (4.6)
____________________________________________________________________________________________________________________________________

*     before exceptional items

Central costs and other increased during the first half due largely to higher insurance costs and the reduction in other income.

Associates and joint ventures

                                                                                                                      2003     2002
                                                                                                                      GBPm     GBPm
____________________________________________________________________________________________________________________________________
British Land                                                                                                              -      0.9
Deluxe associate investments and joint venture                                                                           0.1     0.8
____________________________________________________________________________________________________________________________________
                                                                                                                         0.1     1.7
____________________________________________________________________________________________________________________________________

Associate investments  principally include the 20% interest in EFILM and the 50%
joint venture with Atlab in Australia. The contribution in 2002 included the 50% interest in ETS which became a wholly-owned subsidiary at the year end.

Managed businesses' interest

                                                                                                                      2003     2002
                                                                                                                      GBPm     GBPm
____________________________________________________________________________________________________________________________________
Interest payable and other charges                                                                                     19.2    16.6
Interest receivable                                                                                                    (4.9)   (4.6)
____________________________________________________________________________________________________________________________________
                                                                                                                       14.3    12.0
____________________________________________________________________________________________________________________________________
                                                                                                                        5.1%    5.6%

Average interest rate

Managed businesses' interest and other charges was GBP14.3m, an increase of GBP2.3m from the prior year. This reflects higher debt levels following the acquisition of Blue Square, the payment of deferred consideration for prior year acquisitions, and contract advances in Deluxe.

Taxation
The effective tax rate, before exceptional items, is 30.3% (2002 - 34.1%) and the current tax rate is 16.3% (2002 -15.5%).

Dividend
An interim dividend of 4.6p per Ordinary share will be paid on 17 October 2003 to those shareholders on the register on 19 September 2003.

Exchange rates
The net translation effect of changes in average exchange rates between 2002 and 2003 was to decrease turnover by GBP26.5m, profit before tax and exceptional items by GBP3.4m, and profit after tax (but before exceptional items) by GBP2.8m. The average rates and the impact on divisional results are shown below.

                                                                                                 Average exchange      Impact on H1
                                                                                                             rate              2003
                                                                                               _____________________________________
                                                                                                   2003      2002 Turnover Operating
                                                                                                                      GBPm      GBPm
____________________________________________________________________________________________________________________________________
US dollar                                                                                           1.61     1.45    (30.3)    (4.2)
Canadian dollar                                                                                     2.39     2.28     (2.5)    (0.1)
Euro                                                                                                1.46     1.58      6.3      0.8
____________________________________________________________________________________________________________________________________
                                                                                                                     (26.5)    (3.5)

Gaming                                                                                                                 1.2      0.2
Hard Rock                                                                                                             (8.3)    (1.1)
Deluxe                                                                                                               (17.4)    (2.2)
US Holidays                                                                                                           (2.0)    (0.4)
____________________________________________________________________________________________________________________________________
                                                                                                                     (26.5)    (3.5)
Interest                                                                                                                        0.1
____________________________________________________________________________________________________________________________________
Net impact on profit before tax                                                                                                (3.4)
____________________________________________________________________________________________________________________________________



Exceptional items

                                                                                                                                GBPm
____________________________________________________________________________________________________________________________________
Exceptional items within operating profit
Deluxe Media Services restructuring                                                                                           (12.2)
Blue Square restructuring                                                                                                      (6.0)
Legal provisions                                                                                                               (9.4)
____________________________________________________________________________________________________________________________________
                                                                                                                              (27.6)
Non-operating exceptional items
Release of disposal provisions                                                                                                  4.0
____________________________________________________________________________________________________________________________________
                                                                                                                              (23.6)
____________________________________________________________________________________________________________________________________

Deluxe Media Services has made significant progress in repositioning its business for the future, in particular managing the transition from VHS to DVD. In North America, the key element of this transition involves the gradual relocation of DVD replication capacity from California to replace existing VHS capacity in Arkansas. This relocation programme is well underway and as a consequence, the DVD plant in Carson, California has been closed. This gave rise to an exceptional charge of GBP12.2m comprising redundancy costs of GBP2.3m, asset write-offs of GBP6.0m and property related costs of GBP3.9m.

Blue Square was acquired for GBP65m in January 2003. The business was integrated with Rank Interactive Gaming, generating GBP5m of annualised operating cost savings. The cost of achieving these savings was GBP6m and this has been included as an exceptional charge in these results. The charge includes redundancy costs of GBP3.4m and asset write-offs of GBP2.6m.

As previously described in the contingent liabilities note to the Group accounts, the Group has been subject to a number of legal actions in the US, including class action suits. Since 30 June 2003, one of these actions has been settled and progress has been made on other actions, such that the Directors are now in a position to make a reasonable estimate of the possible liabilities associated with these actions. Accordingly, a provision of GBP9.4m has been included as an exceptional item in the results. Additional information required to be disclosed by FRS 12 "Provisions, Contingent Liabilities and Contingent Assets" is not disclosed on the grounds that it can be expected to prejudice the outcome of the outstanding actions concerned.

During the course of 1999 and 2000, the Group made disposals totalling approximately GBP1.4 billion. Various provisions which were made at the time of the disposals are now no longer deemed to be necessary, resulting in a write-back of GBP4.0m.

Cash flow

                                                                                                                     2003      2002
                                                                                                                     GBPm      GBPm
____________________________________________________________________________________________________________________________________
Cash flow from operating activities
   Before Deluxe contract advances                                                                                   132.7    122.3
   Deluxe contract advances, net of repayments                                                                       (54.2)  (146.8)
____________________________________________________________________________________________________________________________________
                                                                                                                      78.5    (24.5)

Capital expenditure                                                                                                  (48.2)   (51.4)
Fixed asset disposals                                                                                                  1.3     18.3
____________________________________________________________________________________________________________________________________

Operating cash flow                                                                                                   31.6    (57.6)
Acquisitions and investments*                                                                                        (89.7)   (19.3)
Disposals                                                                                                                -    (11.9)
____________________________________________________________________________________________________________________________________
                                                                                                                     (58.1)   (88.8)
Interest, tax and dividend payments                                                                                  (85.8)  (90.7)
____________________________________________________________________________________________________________________________________
                                                                                                                    (143.9)  (179.5)
Issue of Blue Square convertible loan stock                                                                           65.0        -
____________________________________________________________________________________________________________________________________
Cash outflow                                                                                                         (78.9)  (179.5)
____________________________________________________________________________________________________________________________________

*     including GBP65m of Blue Square debt

Cash inflow from operating activities, before taking account of Deluxe contract advances, net of repayments, was GBP10.4m higher than 2002. This is largely due to improvements in working capital.

The net outflow of GBP54.2m in respect of contract advances reflects the renewal of a major studio film contract until 2008 and amounts associated with the new
DVD and VHS contract with Universal.

Capital expenditure was GBP48.2m and is analysed below:

                                                                                                                     2003      2002
                                                                                                                     GBPm      GBPm
____________________________________________________________________________________________________________________________________
Gaming                                                                                                               24.1      19.9
Hard Rock                                                                                                             6.2      15.6
Deluxe                                                                                                               17.3      15.3
US Holidays                                                                                                           0.6       0.6
____________________________________________________________________________________________________________________________________
                                                                                                                     48.2      51.4
____________________________________________________________________________________________________________________________________

Acquisitions and investments comprise:

                                                                                                                               GBPm
____________________________________________________________________________________________________________________________________
Deluxe
Ritek - deferred consideration                                                                                                   9.2
ETS                                                                                                                              7.0
Other                                                                                                                            3.3
Gaming
Spanish bingo - deferred consideration                                                                                           1.6
Blue Square                                                                                                                     64.3
Hard Rock
Hard Rock Hotel, Chicago                                                                                                         1.9
Investment in Rank Group shares                                                                                                  2.4
____________________________________________________________________________________________________________________________________
                                                                                                                                89.7
____________________________________________________________________________________________________________________________________

The investment in The Rank Group Plc Ordinary shares was made in connection with the Group's long term incentive plan.

Net debt
Net debt at 30 June 2003 was GBP529.6m compared to GBP416.8m last year and GBP399.1m as at 31 December 2002. Exchange movements reduced net debt by GBP12.4m reflecting the Group's relatively high proportion of US dollar debt. Net debt as a percentage of shareholders' funds was 71% (30 June 2002 - 57%, 31 December 2002 - 53%).

Convertible Preference Shares
Since 30 June 2003, the Company has had the right to redeem at GBP1 per share, subject to 14 days' notice being given, any or all of the outstanding 227.5m convertible preference shares in the capital of the Company. The Company intends to redeem all of the convertible preference shares as soon as practicable following due consultation with the Group's major lenders and expects that the proposed redemption will be completed before the year end. Notice of the redemption will be given to convertible preference shareholders in accordance with the Company's Articles.


Group Profit and Loss Account (unaudited)

                                                                                                2003             2002 (as restated)
                                                                   _________________________________________________________________
                                                               Before       Exceptional      Total     Before   Exceptional    Total
                                                          Exceptional                              Exceptional
                                                                Items             Items                  Items       Items
                                                                 GBPm              GBPm       GBPm        GBPm        GBPm      GBPm
____________________________________________________________________________________________________________________________________
Turnover (Note 1,2)
Continuing operations                                          730.1                 -      730.1       689.6         -       689.6
Acquisitions                                                   149.8                 -      149.8          -          -           -
____________________________________________________________________________________________________________________________________
Operating profit (loss) (Note 2)                               879.9                 -     879.9        689.6         -       689.6

Continuing operations                                           91.7             (27.6)     64.1         95.4      (6.2)       89.2
Acquisitions                                                   (0.1)                 -      (0.1)           -         -           -
____________________________________________________________________________________________________________________________________
                                                               91.6             (27.6)      64.0         95.4      (6.2)       89.2
Share of operating profit in associates and joint ventures      0.3                 -        0.3          2.9         -         2.9
____________________________________________________________________________________________________________________________________
                                                               91.9             (27.6)      64.3         98.3      (6.2)       92.1
Non-operating items (Note 3)                                      -               4.0        4.0            -       0.5         0.5
____________________________________________________________________________________________________________________________________
Profit (loss) before interest                                  91.9             (23.6)      68.3         98.3      (5.7)       92.6
Interest:
Managed businesses                                            (14.3)                -      (14.3)       (12.0)        -       (12.0)
Associates and joint ventures                                  (0.2)                -       (0.2)        (1.2)        -        (1.2)
____________________________________________________________________________________________________________________________________
                                                              (14.5)                -      (14.5)       (13.2)        -       (13.2)
Profit (loss) before tax                                       77.4             (23.6)      53.8         85.1      (5.7)       79.4
Tax (Note 4)                                                  (23.4)              0.7      (22.7)       (29.0)        -       (29.0)
Profit (loss) after tax                                        54.0             (22.9)      31.1         56.1      (5.7)       50.4
Equity minority interests                                      (0.1)              1.8        1.7         (1.0)        -        (1.0)
Preference dividends                                          (10.5)                -      (10.5)       (10.5)        -       (10.5)
____________________________________________________________________________________________________________________________________
Earnings (loss)                                                43.4             (21.1)      22.3         44.6      (5.7)       38.9
____________________________________________________________________________________________________________________________________
Basic earnings (loss) per Ordinary share (Note 5)              7.3p             (3.5)p       3.8p        7.6p      (1.0)p       6.6p
Diluted earnings (loss) per Ordinary share (Note 5)            7.3p             (3.6)p       3.7p        7.5p      (1.0)p       6.5p
Net dividend per Ordinary share                                                              4.6p                               4.4p


Group Profit and Loss Account (unaudited)

                                                                                                    6 months   (restated) (restated)
                                                                                                          to    6 months    Year to
                                                                                                     30.6.03          to
                                                                                                                 30.6.02   31.12.02
                                                                                                        GBPm        GBPm       GBPm
____________________________________________________________________________________________________________________________________
 Turnover (Note 1, 2)
 Continuing operations                                                                                 730.1       689.6    1,508.5
 Acquisitions                                                                                          149.8           -          -
____________________________________________________________________________________________________________________________________
                                                                                                       879.9       689.6    1,508.5
____________________________________________________________________________________________________________________________________
 Operating profit (loss) (Note 2)
 Continuing operations                                                                                  91.7        95.4      219.6
 Acquisitions                                                                                           (0.1)          -          -
____________________________________________________________________________________________________________________________________
                                                                                                        91.6        95.4      219.6
 Exceptional items within operating profit                                                             (27.6)       (6.2)      (6.2)
 Non-operating items (Note 3)                                                                            4.0         0.5        5.9
 Share of operating profit in associates and joint ventures                                              0.3         2.9        4.8
____________________________________________________________________________________________________________________________________
 Profit before interest                                                                                 68.3        92.6      224.1
 Interest:
 Managed businesses                                                                                    (14.3)      (12.0)     (22.6)
 Associates and joint ventures                                                                          (0.2)       (1.2)      (3.5)
____________________________________________________________________________________________________________________________________
 Profit before tax                                                                                      53.8        79.4      198.0
____________________________________________________________________________________________________________________________________
 Profit before tax and exceptional items                                                                77.4        85.1      200.3
____________________________________________________________________________________________________________________________________
 Tax (Note 4)                                                                                          (22.7)      (29.0)     (59.2)
____________________________________________________________________________________________________________________________________
 Profit after tax                                                                                       31.1        50.4      138.8
 Equity minority interests                                                                               1.7        (1.0)      (2.1)
 Preference dividends                                                                                  (10.5)      (10.5)     (21.0)
____________________________________________________________________________________________________________________________________
 Earnings                                                                                               22.3        38.9      115.7
____________________________________________________________________________________________________________________________________
 Earnings before exceptional items                                                                      43.4        44.6      117.4
____________________________________________________________________________________________________________________________________
 Basic earnings per Ordinary share                                                                       3.8p        6.6p      19.6p
 - before exceptional items (Note 5)                                                                     7.3p        7.6p      19.9p
 Diluted earnings per Ordinary share                                                                     3.7p        6.5p      19.5p
 - before exceptional items (Note 5)                                                                     7.3p        7.5p      19.8p
 Net dividend per Ordinary share                                                                         4.6p        4.4p      13.2p
____________________________________________________________________________________________________________________________________
Group Balance Sheet (unaudited)

Group Balance Sheet (unaudited)
                                                                                                         As at     As at      As at
                                                                                                       30.6.03   30.6.02   31.12.02
                                                                                                     _______________________________
                                                                                                          GBPm      GBPm       GBPm
____________________________________________________________________________________________________________________________________
 Fixed assets
 Intangible assets                                                                                       116.0       5.4       52.3
 Tangible assets                                                                                         789.0     739.2      780.7
 Investments                                                                                              64.4      71.6       67.4
____________________________________________________________________________________________________________________________________
                                                                                                         969.4     816.2      900.4
____________________________________________________________________________________________________________________________________
 Current assets
 Stocks                                                                                                   83.6      73.3       74.4
 Debtors (including amounts falling due after one year)                                                  683.0     698.2      731.5
Investments                                                                                               28.2      24.8       24.0
 Cash and deposits                                                                                       162.8      97.1       83.2
____________________________________________________________________________________________________________________________________
                                                                                                         957.6     893.4      913.1
 Creditors (amounts falling due within one year)
 Loan capital and borrowings                                                                             (70.8)    (13.8)     (38.8)
 Other                                                                                                  (351.3)   (330.9)    (403.5)
____________________________________________________________________________________________________________________________________
                                                                                                        (422.1)   (344.7)    (442.3)
 Net current assets                                                                                      535.5     548.7      470.8
____________________________________________________________________________________________________________________________________
 Total assets, less current liabilities                                                                1,504.9   1,364.9    1,371.2
 Creditors (amounts falling due after more than one year)
 Loan capital and borrowings                                                                            (649.8)   (524.9)    (467.5)
 Other creditors and provisions                                                                          (92.3)    (89.6)    (135.0)
____________________________________________________________________________________________________________________________________
                                                                                                         762.8     750.4      768.7
____________________________________________________________________________________________________________________________________



Group Cash Flow (unaudited)

                                                                                             6 months to   6 months to      Year to
                                                                                                 30.6.03       30.6.02     31.12.02
                                                                                                    GBPm          GBPm         GBPm
____________________________________________________________________________________________________________________________________
                                                                                                    78.5         (24.5)       107.3
Net cash inflow/(outflow) from operating activities (Note 6)
Returns on investment and servicing of finance                                                ______________________________________
Interest (net)                                                                                      (7.0)        (15.7)       (23.1)
Dividends paid to Preference shareholders and minorities                                           (10.5)        (10.8)       (20.9)
                                                                                              ______________________________________
                                                                                                   (17.5)        (26.5)       (44.0)
Tax paid (net)                                                                                     (16.2)        (14.6)       (27.1)
Capital expenditure and financial investment
Purchase of tangible fixed assets                                                                  (48.2)        (51.4)      (117.9)
Purchase of investments                                                                             (2.4)         (7.5)       (13.7)
Sale of fixed assets and assets held for disposal                                                    1.3          18.3         34.8
                                                                                               _____________________________________
                                                                                                   (49.3)        (40.6)       (96.8)
Acquisitions and disposals                                                                     _____________________________________
Purchase of businesses                                                                             (23.7)        (13.0)       (38.7)
Net cash acquired                                                                                    1.4           1.2          3.4
Sale of businesses and investments                                                                     -         (11.9)         5.1
Investments in associates and joint ventures                                                           -             -         (8.5)
                                                                                               _____________________________________
                                                                                                   (22.3)        (23.7)       (38.7
Ordinary dividends paid                                                                            (52.1)        (49.6)       (75.8)
____________________________________________________________________________________________________________________________________
Cash outflow before use of liquid resources and financing                                          (78.9)       (179.5)      (175.1)
____________________________________________________________________________________________________________________________________
Movements in net debt
Cash outflow before use of liquid resources and financing                                          (78.9)      (179.5)       (175.1)
Borrowing and lease obligations acquired with subsidiaries                                             -            -         (10.9)
Issue of Ordinary share capital                                                                      1.6          3.6           5.2
Increase in finance leases                                                                          (0.5)        (0.4)         (0.5)
Blue Square convertible loan stock                                                                 (65.0)           -             -
Net increase in loans and borrowings                                                                   -            -           0.5
Gain on bond purchase                                                                                  -            -           1.0
Foreign exchange differences                                                                        12.3          7.6          28.8
____________________________________________________________________________________________________________________________________
Increase in net debt                                                                              (130.5)      (168.7)       (151.0)
Net debt at beginning of period                                                                   (399.1)      (248.1)       (248.1)
____________________________________________________________________________________________________________________________________
Net debt at end of period                                                                         (529.6)      (416.8)       (399.1)
____________________________________________________________________________________________________________________________________



Group Recognised Gains and Losses

                                                                                             6 months to   6 months to      Year to
                                                                                                 30.6.03       30.6.02     31.12.02
                                                                                                    GBPm          GBPm         GBPm
____________________________________________________________________________________________________________________________________
                                                                                                    32.8          49.4        136.7
Profit for the financial period
Currency translation differences on foreign currency net investments                                (0.3)         (9.3)       (26.5)
Tax on exchange adjustments offset in reserves                                                         -             -         (0.5)
____________________________________________________________________________________________________________________________________
Total recognised gains and losses for period                                                        32.5          40.1        109.7
Prior year adjustment
Deferred tax asset - FRS 19                                                                            -         144.5        144.5
____________________________________________________________________________________________________________________________________
Total recognised gains and losses since last report                                                 32.5         184.6        254.2
____________________________________________________________________________________________________________________________________

Movements in Group Shareholders' Funds
                                                                                             6 months to   6 months to      Year to
                                                                                                 30.6.03       30.6.02     31.12.02
                                                                                                    GBPm          GBPm         GBPm
____________________________________________________________________________________________________________________________________

Profit for the financial period                                                                     32.8          49.4        136.7
Dividends payable                                                                                  (36.6)        (35.4)       (97.0)
Other recognised gains and losses (net)                                                             (0.3)         (9.3)       (27.0)
New share capital subscribed                                                                         1.6           3.6          5.3
Goodwill realised on disposal of subsidiaries                                                          -             -          2.6
Amounts deducted in respect of shares issued to the
QUEST                                                                                                  -          (0.7)        (0.7)
____________________________________________________________________________________________________________________________________
Net movement in shareholders' funds                                                                 (2.5)          7.6         19.9
____________________________________________________________________________________________________________________________________
Opening shareholders' funds as previously stated year adjustment                                   748.6         584.2        584.2
Deferred tax asset - FRS 19                                                                            -         144.5        144.5
____________________________________________________________________________________________________________________________________
Opening shareholders' funds as restated                                                            748.6         728.7        728.7
____________________________________________________________________________________________________________________________________
Closing shareholders' funds                                                                        746.1         736.3        748.6
____________________________________________________________________________________________________________________________________


              NOTES TO THE INTERIM FINANCIAL STATEMENTS (UNAUDITED)

1. Accounting policies The interim financial statements have been prepared on the basis of the accounting policies set out in the Group's statutory financial statements for the year ended 31 December 2002, with the exception of the change detailed below.

     The Group has amended its interactive gaming revenue recognition policy to show gross turnover (stakes) rather than gross win, reflecting current industry standards. The change increases turnover for the 6 months ended 30 June 2002 by GBP8.7m and by GBP43.9m for the year ended 31 December 2002. There is no impact on operating profit.


2.   Segmental analysis by geographical area of origin                                       6 months to   6 months to      Year to
                                                                                                 30.6.03       30.6.02     31.12.02
                                                                                                    GBPm          GBPm         GBPm
____________________________________________________________________________________________________________________________________
Turnover
United Kingdom                                                                                     462.4        282.6         630.3
North America                                                                                      329.5        334.6         707.6
Rest of the world                                                                                   88.0         72.4         170.6
____________________________________________________________________________________________________________________________________
                                                                                                   879.9        689.6       1,508.5
____________________________________________________________________________________________________________________________________
Operating profit before exceptional items
United Kingdom                                                                                      41.4         43.0         100.5
North America                                                                                       38.7         45.2          98.2
Rest of the world                                                                                   11.5          7.2          20.9
____________________________________________________________________________________________________________________________________
                                                                                                    91.6         95.4         219.6
____________________________________________________________________________________________________________________________________

3.   Non-operating items
     Non-operating items comprise:

                                                                                             6 months to   6 months to      Year to
                                                                                                 30.6.03       30.6.02     31.12.02
                                                                                                    GBPm          GBPm         GBPm
____________________________________________________________________________________________________________________________________

Non-operating items:
Profit on disposal of discontinued operations                                                        4.0             -            -
Profit (loss) (including provision for loss) on disposal of continuing operations                      -           1.5         (0.8)
Net loss on disposal of fixed assets in joint ventures - discontinued                                  -          (1.0)        (1.0)
Profit on disposal of interest in discontinued joint venture                                           -             -          7.7
____________________________________________________________________________________________________________________________________
Non-operating items before interest and tax                                                          4.0           0.5          5.9
____________________________________________________________________________________________________________________________________

4.   Tax charge
     The tax charge may be analysed as follows:

                                                                                             6 months to   6 months to      Year to
                                                                                                 30.6.03       30.6.02     31.12.02
                                                                                                    GBPm          GBPm         GBPm
____________________________________________________________________________________________________________________________________
Rank subsidiaries                                                                                   23.3          28.3         58.4
Associates and joint ventures                                                                        0.1           0.7          1.4
____________________________________________________________________________________________________________________________________
                                                                                                    23.4          29.0         59.8
____________________________________________________________________________________________________________________________________
Exceptional tax credit                                                                              (0.7)            -         (0.6)
____________________________________________________________________________________________________________________________________

Taxation has been provided at an estimated effective rate of 30.3% (2002 - 34.1%), before exceptional items.

5.   Weighted average number of shares

The weighted average number of shares used in the calculation of basic earnings per share is 592.4m (2002 first half: 590.3m, full year: 589.2m). For diluted earnings per share the weighted average number of shares used in the calculation is 595.3m (2002 first half: 593.9m, full year: 592.4m)


6.   Reconciliation of operating profit to cash flow                                         6 months to   6 months to      Year to
                                                                                                 30.6.03       30.6.02     31.12.02
                                                                                                    GBPm          GBPm         GBPm
____________________________________________________________________________________________________________________________________
                                                                                                    64.0          89.2        213.4
Operating profit
Exceptional operating costs charged                                                                 27.6           6.2          6.2
Cash payments in respect of exceptional costs and provisions                                       (12.7)         (9.3)       (15.8)
Depreciation and amortisation                                                                       45.0          38.3         80.6
Contract advance payments, net of repayments                                                       (54.2)       (146.8)      (135.0)
Decrease/(increase) in working capital                                                               4.8          (1.5)       (38.1)
Other items                                                                                          4.0          (0.6)        (4.0)
____________________________________________________________________________________________________________________________________
Net cash inflow/(outflow) from operating activities                                                 78.5         (24.5)       107.3
____________________________________________________________________________________________________________________________________

7.   Exchange rates
     The US$/GBP exchange rates for the relevant accounting periods are:                     6 months to   6 months to      Year to
                                                                                                 30.6.03       30.6.02     31.12.02
                                                                                                    GBPm          GBPm         GBPm
____________________________________________________________________________________________________________________________________
US$/GBP
Average                                                                                             1.61          1.45         1.51
Period-end                                                                                          1.66          1.52         1.61"



                         REGISTERED OFFICE OF THE ISSUER
                               THE RANK GROUP PLC
                                6 Connaught Place
                                  London W2 2EZ
                                 United Kingdom

                                     TRUSTEE
                 J.P. Morgan Corporate Trustee Services Limited
                                  Trinity Tower
                              9 Thomas More Street
                                 London E1W 1YT
                                 United Kingdom

                                PRINCIPAL PAYING
                              AND CONVERSION AGENT
                               JPMorgan Chase Bank
                                  Trinity Tower
                              9 Thomas More Street
                                 London E1W 1YT
                                 United Kingdom

                           PAYING AND CONVERSION AGENT
                         J.P. Morgan Bank Luxembourg SA
                                  5 rue Plaetis
                                     L-2338
                                   Luxembourg

                                 LEGAL ADVISERS

       To the Issuer                                 To the Managers and Trustee
Freshfields Bruckhaus Deringer                                Linklaters
     65 Fleet Street                                        One Silk Street
     London EC4Y 1HS                                        London EC2Y 8HQ
     United Kingdom                                         United Kingdom

                             AUDITORS TO THE ISSUER
                           PricewaterhouseCoopers LLP
                               1 Embankment Place
                                 London WC2N 6RH
                                 United Kingdom

                               AUTHORISED ADVISERS

J.P. Morgan Securities Ltd.                             Deutsche Bank AG London
    125 London Wall                                        Winchester House
    London EC2Y 5AJ                                    1 Great Winchester Street
    United Kingdom                                         London EC2N 2DB
                                                           United Kingdom





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  22 January 2004

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary